Form 10-K, Exhibit 13
period 1994-06-30
DURACELL INTERNATIONAL INC
filed 1994-09-26
CIK 873482

                                FINANCIAL REVIEW


                             Results of Operations


In 1994 Duracell once again achieved records in:

Worldwide Alkaline Volume

Revenue

Operating Income and

Net Income and Earnings Per Share

At the same time, Duracell invested at record levels in growth drivers such as:

Advertising and Promotion behind the DURACELL brand

Research and Development in Alkaline and High Power Rechargeables, including Nickel Metal Hydride and Lithium Ion, and

Geographic Expansion

Following is a summary of Duracell's financial achievements over the last five years:


(Units/$ in millions, except per share amounts)                1994          1993           1992            1991               1990
- - -----------------------------------------------------------------------------------------------------------------------------------
Alkaline Volume                                               2,437         2,196          1,978           1,842              1,706
Revenue                                                      $1,871        $1,742         $1,617          $1,524             $1,335
Gross Profit                                                  1,224         1,102          1,026             939                813
Advertising and Promotion                                       428           357            327             305                265
R&D/Engineering                                                  52            45             36              31                 27
Other Operating Expenses                                        388           393            378             347                295
- - -----------------------------------------------------------------------------------------------------------------------------------
Operating Income Before Restructuring                           356           307            285             256                226
Operating Margin Before Restructuring                         19.0%         17.6%          17.6%           16.8%              16.9%
Restructuring                                                    --            65             --              --                 --
- - -----------------------------------------------------------------------------------------------------------------------------------
Operating Income                                                356           242            285             256                226
Interest Expense                                                 30            46             80             186                204
Tax Expense                                                     120            59             44              24                 13
Effective Tax Rate                                            37.5%         32.2%          20.9%           36.4%              69.1%
Income Before Extraordinary Items
  and Accounting Change                                        $200          $124           $167             $41                 $6

Per Share Summary:
  Before Restructuring                                        $1.68        $ 1.44          $1.43           $0.50              $0.08
  Restructuring                                                  --         (0.40)            --              --                 --
- - -----------------------------------------------------------------------------------------------------------------------------------
  Income Before Extraordinary Items
    and Accounting Change                                     $1.68        $ 1.04          $1.43           $0.50              $0.08
- - -----------------------------------------------------------------------------------------------------------------------------------
  Weighted Average Shares and Share Equivalents                 119           119            117              82                 73
- - -----------------------------------------------------------------------------------------------------------------------------------



                                           [GRAPHS]


        ALKALINE UNIT VOLUME GROWTH                                   REVENUE GROWTH
            (units in millions)                                      ($ in millions)
  ---------------------------------------             ------------------------------------------

   90       91      92      93      94                  90       91      92      93      94

  1,706    1,842   1,978   2,196   2,437               1,335    1,524   1,617   1,742   1,871


                                FINANCIAL REVIEW


                             Results of Operations

Key drivers contributing to 1994's results are as follows:

Alkaline Volume Improved 11%
Unit gains were driven by market growth, share gains, geographic expansion, expanded customer base and strong customer alliances.

Revenue Increased 7% (12% Performance*)
Driven by increased alkaline volume, geographic expansion and pricing, 1994 was the twenty-first consecutive year of revenue growth.

Advertising and Promotion Increased to Record Level--23% of Revenue Record investments were made in innovative new programs to support brand awareness, premium positioning, and volume growth.

Research & Development/Engineering Increased 16%
Record investments were made to support the development of new high power products such as rechargeable nickel metal hydride and lithium ion batteries and to further enhance the performance of DURACELL alkaline batteries.

Other Operating Expenses Leveraged
Despite spending in support of geographic expansion, other operating expenses declined as a percentage of revenue.

Operating Income Before 1993's Restructuring Charge Grew 16% (22% Performance*) Operating income grew as a result of improved gross profit, benefits from the 1993 restructuring and continued leveraging of other operating expenses.

Interest Expense Reduced by $16 million
Debt was reduced using funds generated from operations.

Tax Expense Increased Due to Higher Pre-Tax Income and Higher Effective Tax
Rate
Increase in effective tax rate reflects the full utilization of U.S. net operating loss carryforwards for book purposes in 1993.

Income Before Extraordinary Items and Accounting Change Reached $200 million Healthy operating income growth falls to the bottom line.

Record EPS of $1.68--Rose 17% (21% Performance*) Absent 1993's
Restructuring Charge

* "Performance"--excludes the impact of foreign currency translation (i.e., the impact of translating the income statement from local currency into U.S. dollars).


                             [GRAPHS]

    OPERATING INCOME GROWTH              IMPROVEMENTS IN EARNINGS PER SHARE
        ($ in millions)                            (in dollars)
 -------------------------------         ------------------------------------
 90     91    92    93       94           90     91     92     93      94

 226   256    285   242(1)   356         .08    .50    1.43   1.04(1)  1.68

(1) Restructuring $65                    (1) Restructuring $.40


                                FINANCIAL REVIEW


                             Results of Operations

Fiscal Year 1994 Versus Fiscal Year 1993

North America

                                                         % Increase
                                                         ----------
                                  1994       1993     Rpt.       Perf.
- - ----------------------------------------------------------------------
Alkaline Unit Volume             1,182      1,036       14          14
Revenue                         $1,009       $897       13          13
Operating Income:
  Before Restructuring          $  279       $234       20          20
  Restructuring                     --        (15)      --          --
- - ----------------------------------------------------------------------
                                $  279       $219       28          28
======================================================================

     North America's double-digit growth in volume, revenue and operating income was a key driver of Duracell's record year. Alkaline volume growth was driven by strong market and share growth in the mass merchandiser trade class in the United States and distribution gains in the warehouse club market segment. Revenue increased reflecting the higher alkaline volumes and generally higher prices, partially offset by $6 million of unfavorable foreign currency translation in Canada. Higher lithium and nickel metal hydride battery sales were also contributors.

     Operating income (excluding the 1993 restructuring) reflects higher gross profit, primarily volume driven. Operating expense leverage of non-advertising and promotion expenses more than offset the increased investments in advertising and promotion, resulting in operating income growing faster than revenue.

Europe

                                                         % Increase
                                                         ----------
                                  1994       1993     Rpt.       Perf.
- - ----------------------------------------------------------------------
Alkaline Unit Volume               683        658        4           4
Revenue                           $576       $606       (5)          6
Operating Income:
  Before Restructuring            $120       $121       (2)         10
  Restructuring                     --        (32)      --          --
- - ----------------------------------------------------------------------
                                  $120       $ 89       34          55
======================================================================

     European alkaline volume growth was achieved despite weak economies in key markets and sharp competition. Distribution was added in Hungary and the Czech Republic, which--combined with increased shipments to industrial, military and other battery manufacturers--more than off-set the impact of the economic and competitive pressures. Private label in the U.K., which benefited from the economic squeeze on consumers, impacted Duracell share. Excluding the $61 million impact of unfavorable currency translation, revenue rose 6% due to alkaline volume growth and higher prices partially offset by unfavorable country mix.

     Operating income on a performance basis (excluding the 1993 restructuring and $12 million of unfavorable currency translation) increased 10% as a result of revenue growth, restructuring related savings and leveraging of non-advertising and promotion expenses.

           [PHOTO]
           "This year's success can be attributed in part to our customer service initiatives. At the same time, the Duracell U.S.A. Sales and Distribution organization has continued to advance our customer alliances. This has resulted in strong account growth and new distribution in the wholesale clubs."

           Bruce Travis
           Sr. Vice President, Sales & Distribution
           Duracell U.S.A.

                         [GRAPH]

         INVESTMENT IN ADVERTISING AND PROMOTION
                     ($ in miliions)
         ----------------------------------------
         90      91     92     93     94

         265     305    327    357    428


                                FINANCIAL REVIEW

                             Results of Operations

Other International Markets

                                                         % Increase
                                                      ----------------
                                  1994       1993     Rpt.       Perf.
- - ----------------------------------------------------------------------
Alkaline Unit Volume               572        502       14          14
Revenue                           $287       $240       20          19
Operating Income:
  Before Restructuring            $ 42       $ 33       27          30
  Restructuring                     --        (18)      --          --
- - ----------------------------------------------------------------------
                                  $ 42       $ 15      179         191
======================================================================

     Other International Markets' unit volume improved through expanded distribution and alkaline penetration in Latin America, Africa and the Middle East, as well as increased distribution into China. The growth in Latin America was led by Argentina, Venezuela and Chile. Excluding Brazil and Mexico, where growth was not as healthy, alkaline volume increased 23%. Revenue increased primarily from alkaline volume growth and higher prices.

     Operating income (excluding the 1993 restructuring) increased as a result of higher revenue, closure of the Brazilian manufacturing facility (which resulted in sourcing of lower cost U.S. and European product) and duty reductions in Latin American countries. These benefits were offset by increased advertising and promotion expenses behind the DURACELL brand and higher spending on geographic expansion to support future growth.

Fiscal Year 1993 vs. Fiscal Year 1992

North America

                                                        % Increase
                                                      ----------------
                                  1993       1992     Rpt.       Perf.
- - ----------------------------------------------------------------------
Alkaline Unit Volume             1,036        915       13          13
Revenue                           $897       $821        9          10
Operating Income:
  Before Restructuring            $234       $220        6           6
  Restructuring                    (15)        --       --          --
- - ----------------------------------------------------------------------
                                  $219       $220       (1)         --
======================================================================

     North American alkaline unit volume grew as a result of market growth and share gains in the United States and expansion of the customer base. Revenue increased primarily from alkaline volume growth; however, revenue grew slower than the alkaline volume due to sales mix, product mix and $6 million of unfavorable Canadian currency translation.

     Operating income before restructuring increased, reflecting higher alkaline volume driven gross profit, leveraging of fixed expenses and lower bad debt costs. Partially offsetting these benefits was an $8 million charge for the annual operating cost of Statement of Financial Accounting Standards ("FAS") No. 106, "Employers' Accounting for Postretirement

                         [GRAPH]

INVESTMENT IN CAPITAL EXPENDITURES
        ($ in millions)
- - ----------------------------------
90     91    92    93    94

32     38    54    42    69



            [PHOTO]
            "Duracell has paved the way for alkaline penetration in the Middle East and Africa by increasing consumer awareness through heavy advertising and promotion investments. We've also appointed multiple distributors to reach all trade channels in the existing markets and Duracell has significant room for growth in these markets."

            Claude Azrak
            Managing Director, North Africa & Middle East
            Duracell International Development Markets

                                FINANCIAL REVIEW

                             Results of Operations

                         [GRAPH]

Improving Earnings Before Taxes
         ($ in millions)
- - --------------------------------
90     91     92     93      94

19     65    211    183(1)   320

(1) Restructuring $65




            [PHOTO]
            "In Spain, advertising investments have resulted in increased brand awareness, which has in turn led to volume growth. Our DURACELL bunny campaign has been a great success."

            Carmina Gonzalez
            Marketing Manager
            Duracell Spain

                         [GRAPH]

        GROWTH IN INCOME
         ($ in millions)
- - --------------------------------
90      91     92     93     94

 6      41    167    124(1)  200

(1) Restructuring $47



Benefits Other Than Pensions" which was not required in 1992, increased advertising and promotional spending to support the DURACELL brand, and higher selling and marketing costs relating to the launch of Duracell's high power nickel metal hydride rechargeable batteries to original equipment manufacturers. In line with Duracell's global manufacturing strategy, restructuring costs of $15 million were incurred.

Europe

                                                        % Increase
                                                      ----------------
                                  1993       1992     Rpt.       Perf.
- - ----------------------------------------------------------------------
Alkaline Unit Volume               658        633        4           4
Revenue                           $606       $598        1           6
Operating Income:
  Before Restructuring            $121       $118        3          10
  Restructuring                    (32)        --       --          --
- - ----------------------------------------------------------------------
                                  $ 89       $118      (25)        (19)
======================================================================

     Alkaline unit volume growth was achieved despite recessionary economic conditions throughout much of Europe. Key growth areas included the U.K., reflecting promotional successes, as well as Italy and Spain where volume growth benefited from alkaline penetration, increased distribution and successful promotions. Shipments to original equipment manufacturers, military and other battery manufacturers also supported unit growth. After excluding $27 million of unfavorable currency translation, revenue increased 6% versus the prior year, driven by alkaline volume growth and higher prices.

     Operating income before restructuring improved reflecting the benefits of alkaline volume growth and improved margins associated with higher prices and manufacturing efficiencies. These improvements were partially offset by increased product costs due to adverse currency exchange movements and higher operating expenses, primarily stemming from increased advertising and promotion to support the DURACELL brand. Operating income before restructuring, excluding $8 million of unfavorable currency translation, increased 10%. This rate of growth exceeded revenue gains due to the absence of losses in 1993 from the closure of a small manufacturing plant in the prior year. Restructuring costs of $32 million reflect actions associated with the integration and streamlining of sales, marketing, distribution and administrative functions throughout Duracell's European division. These actions were taken to create a leaner and more versatile organization and to improve both operating efficiency and customer service.

                                FINANCIAL REVIEW

                             Results of Operations


                         [GRAPH]

INVESTMENT IN R&D/ENGINEERING
        ($ in millions)
- - -----------------------------
90     91    92    93    94

27     31    36    45    52


            [PHOTO]
            "Duracell is developing the first generation of smart, standard-size, nickel metal hydride battery packs. These packs will power portable computers and other consumer electronic devices."

            Donald Barber, Jr.
            Senior Engineer
            Duracell New Products
            & Technology Division

Other International Markets

                                                        % Increase
                                                        ----------
                                  1993       1992     Rpt.       Perf.
- - ----------------------------------------------------------------------
Alkaline Unit Volume               502        430       17          17
Revenue                           $240       $198       21          22
Operating Income:
  Before Restructuring            $ 33       $ 20       65          66
  Restructuring                    (18)        --       --          --
- - ----------------------------------------------------------------------
                                  $ 15       $ 20      (25)        (24)
- - ----------------------------------------------------------------------

     Alkaline unit volume growth in Other International Markets was driven by continued alkaline penetration and expansion of distribution into new and growing markets. Growth occurred in Latin America, the Pacific Rim and the Middle East/Africa. Duracell also expanded successfully into Venezuela, Colombia, and a number of smaller markets in Africa and Central America. Revenue increased, reflecting the alkaline volume growth and higher prices.

     Operating income before restructuring increased on a percentage basis significantly faster than revenue, reflecting improved gross margins, leveraging of operating expenses and the non-recurrence of fiscal 1992 charges for closing the Australian manufacturing facility. Margin improvement was driven by pricing, closure of the Australian plant and sourcing of lower cost U.S. product into Australia and other Pacific Rim markets. Higher advertising, promotion, selling and marketing investments were made to support double-digit alkaline volume and revenue growth. In addition, a $2 million charge for the annual operating cost of FAS No. 106 was incurred which was not required in 1992. A restructuring charge of $18 million reflects costs primarily associated with closure of the Brazilian manufacturing plant. This action was taken to create a lower cost structure through a comprehensive use of global manufacturing resources.

Corporate/Research & Development

                                  1994       1993     1992
- - ----------------------------------------------------------
Operating Expenses                 $85        $81      $73
- - ----------------------------------------------------------

     Record investments in research continue to be made to further the development of new high power products, such as nickel metal hydride and lithium ion rechargeable batteries, and to further enhance the performance and quality of DURACELL alkaline batteries. Corporate expenses increased when comparing 1993 to 1992 reflecting the costs of initiatives such as the establishment of "Duracell Shares," a worldwide stock option plan available to all employees.

                                FINANCIAL REVIEW

                             Results of Operations


Interest Expense

                                  1994       1993     1992
- - ----------------------------------------------------------
Interest Expense                   $30        $46      $80
- - ----------------------------------------------------------

     The decreases in interest expense were primarily attributable to debt reductions using excess cash generated from operations after funding all operational needs.

Tax Expense

                                  1994       1993     1992
- - ----------------------------------------------------------
Earnings Before Taxes             $320       $183     $211
Tax Expense                        120         59       44
Effective Tax Rate                 38%        32%      21%
- - ----------------------------------------------------------

     Significantly higher tax expense was incurred in 1994 as a result of increased earnings before taxes and a higher effective tax rate. The effective tax rate rose due to the full utilization of U.S. net operating loss carryforwards for book purposes in 1993. The increase in tax expense in 1993 when compared to 1992 reflects higher effective tax rates partially offset by lower earnings before taxes (as a result of restructuring). In addition to the full utilization of U.S. net operating loss carryforwards in 1993, increased European rates generated higher taxes than in 1992.

Restructuring

During 1994 Duracell began realizing the benefits of the restructuring actions taken in 1993. In North America, the implementation of Duracell's global manufacturing strategy resulted in providing Latin America and Asia Pacific operating units with lower cost, no added mercury alkaline batteries. Streamlining in Europe resulted in cost savings from the integration of sales, marketing, distribution and administrative functions. The closure of the Brazilian manufacturing facility contributed to the increased profitability of Other International Markets since lower cost product is now sourced from the United States and Europe. Overall, cash outlays and equipment-related write-offs related to the restructuring are substantially complete.

Foreign Exchange

International operations accounted for approximately one-half of Duracell's revenue and operating income in 1994. Duracell closely monitors its cash flow transactions and executes forward contracts to minimize its foreign exchange exposures. At June 30, 1994, $86 million of forward contracts were outstanding, all of which have maturities of less than one year.

                              [GRAPHS]

   DECREASING TOTAL DEBT                        INCOME TAX EXPENSE
      ($ in millions)                             ($ in millions)
- - -------------------------------           -------------------------------
 90      91    92    93    94             90     91    92    93     94

1,449   923    734   505   406            13     24    44    59(1)  120

                                          (1) Restructuring $18



            [PHOTO]
            "Over the past 10 years, Duracell's international markets have been a significant contributor to the Company's growth. Large untapped markets in China, India, Russia and other countries provide a platform for further growth. As these markets open their doors, Duracell will be well positioned to capitalize on these opportunities."

            Dotti Schultz
            Assistant Product Manager
            Duracell International Development Markets

                                FINANCIAL REVIEW

                              Financial Condition

In 1994 Duracell continued to generate significant cash flow which provides funds for:

Working Capital to Support Growth

Capital Expenditures for Manufacturing Capacity and

Geographic Expansion

Cash generated also allowed for continued:

Dividend Increases and

Debt Reduction

Following is a summary of Duracell's key cash flow components:

(Dollars in millions)                    1994       1993      1992
- - ------------------------------------------------------------------
Cash provided by operating activities    $245      $ 297     $ 188
Capital expenditures                      (69)       (42)      (54)
Dividends paid                            (89)       (55)       --
Debt reduction                            (94)      (192)     (244)
- - ------------------------------------------------------------------

Cash Provided by Operating Activities Remains Strong

Cash from operations of $245 million provided funds for record levels of investment in the business, continued debt reduction and increased payment of dividends. Increased working capital requirements due to growth of the business and geographic expansion resulted in a reduction from the 1993 record level.

Capital Spending Up $27 million to Support Growth

Capital investments of $69 million provided capacity for growth and manufacturing productivity gains.

Dividends Paid of $89 million--44% of Earnings

Quarterly dividends were increased 38% in March 1994 to $.22 per share.

Debt Repayments of $94 million/Debt-to-Capital Ratio Reduced to 26%

Debt levels were reduced to all-time lows using funds from operations.

                             [GRAPHS]

      IMPROVING TOTAL                         PER SHARE QUARTERLY
    DEBT-TO-CAPITAL RATIO                       DIVIDEND GROWTH
       (in percent)                               (in dollars)
- - ------------------------------            -------------------------------
90     91    92    93    94               8/92         2/93        2/94

85     56    42    34    26               .08          .16         .22

                                FINANCIAL REVIEW

                              Financial Condition


Cash Flow

Cash provided by operations remained strong at $245 million in 1994, down slightly from 1993 because of the need to invest in working capital to fund growth in the business, geographic expansion and the new high power battery product line. Capital investments reflect spending for capacity expansion and manufacturing process improvements. Capital expenditures are expected to continue to increase over the next several years to fund capacity expansion, manufacturing efficiencies and construction of alkaline manufacturing plants in China and India beginning in 1995.

      Over the past two years Duracell, Toshiba Battery Co. Ltd. of Japan and Varta Batterie AG of Germany have engaged in joint research and development of nickel metal hydride rechargeable batteries. Duracell expects that during fiscal 1995 all three companies will form a joint venture for the purpose of constructing and operating a manufacturing facility in the United States to produce rechargeable nickel metal hydride batteries. Duracell is expected to have a 40% interest in the joint venture, with Toshiba and Varta holding the remaining 40% and 20%, respectively. The joint venture's capital expenditures will be funded through either partner contributions or third party borrowings, or a combination of both.

      Duracell will rely on cash generated from operations to fund future working capital, capital expenditures and joint venture investments needed to support continued alkaline growth, geographic expansion and investment in high power products. Funds available from unused bank credit facilities will be used primarily to fund working capital during the fiscal year when receivables and inventories rise to meet operating requirements.

      Interest payments continued to decrease, reaching a record low of $31 million in 1994; a decrease of 32% from 1993. Duracell's outstanding debt levels were reduced using cash generated from operations. Significant reductions in interest expense are not expected in the future.

      Cash taxes remained relatively low as taxable income was shielded by accelerated deductions for amortization and depreciation for tax purposes, principally in the United States. The increase in taxes paid reflects country mix of income, as a greater portion of income was earned in countries that are required to pay taxes currently. On July 8, 1994, Duracell received a settlement offer from the U.S. Internal Revenue Service (the "IRS") to resolve all issues arising from the IRS's recently completed audit of the Company's income tax returns for the years ended June 30, 1988, 1989 and 1990. The IRS offer was made pursuant to its Intangibles Settlement Initiative, a program designed by the IRS to allow an early settlement of a large number of pending cases involving acquisitions that included significant intangible assets. Management expects to settle pursuant to the IRS offer. The settlement will reduce the U.S. net operating loss carryforward for tax purposes at June 30, 1994 from $350 million to approximately $130 million and will impact cash flows principally over three years. Because the proposed settlement relates to deductions claimed in connection with assets acquired by Duracell in June 1988, the additional tax that will ultimately result from the proposed settlement has been recorded as an increase to both goodwill and deferred taxes of $105 million in the June 30, 1994 balance sheet. The proposed settlement will not have a significant impact on Duracell's future earnings.

Liquidity and Capital Resources

As of June 30, 1994, Duracell had $811 million in contractually committed lines of credit from long-term bank credit facilities under which $296 million was outstanding. Commitments under the facilities are used to support issuance of commercial paper, of which $121 million was outstanding. Duracell's commercial paper program is rated investment grade. Unused borrowing capacity at June 30, 1994 was $515 million.

      To mitigate the effects of changes in interest rates, Duracell has entered into interest rate swap contracts totaling $175 million. As a result, 43% of total debt was fixed at June 30, 1994 at an average interest rate of 7.34%. These contracts mature in 1998 and 1999.

      Duracell's Lexington, North Carolina manufacturing site continues to be under review by the U.S. Environmental Protection Agency ("EPA") for mercury contamination, a process which is now expected to result in it being designated a federal Superfund site. Comprehensive remediation actions have taken place at the Lexington site over the past 10 years. Management believes those actions, combined with its current and planned future remediation efforts, should adequately address the EPA's concerns. Management estimates that future costs will not exceed $10 million, for which the Company has reserved.

Financial Strategy

After fully funding investments in its core business and key strategic initiatives, and maintaining the capital structure necessary to sustain an investment grade credit rating, Duracell returned a portion of cash flow to shareholders by paying cash dividends of $89 million or $.76 per common share during 1994. This return amounted to 44% of income before extraordinary items and accounting changes compared with 31% in 1993 (excluding restructuring). Duracell expects to continue paying cash dividends with a payout ratio in line with comparable consumer product companies. Any excess cash may be used to repurchase shares of Duracell's common stock depending upon prevailing market conditions.

                         CONSOLIDATED INCOME STATEMENT
               For the Years Ended June 30, 1994, 1993 and 1992
                    (in millions, except per share amounts)


                                                                                       1994          1993         1992
- - ----------------------------------------------------------------------------------------------------------------------
REVENUE                                                                            $1,871.3      $1,742.2     $1,616.7
Cost of products sold                                                                 647.6         640.4        590.4
- - ----------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                        1,223.7       1,101.8      1,026.3
Selling, general and administrative expense                                           867.5         795.2        741.0
Restructuring                                                                            --          65.0           --
- - ----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                      356.2         241.6        285.3
Interest expense                                                                       29.6          45.6         80.3
Other income (expense)                                                                 (6.4)        (13.2)         6.0
- - ----------------------------------------------------------------------------------------------------------------------
Income before extraordinary items, accounting change and income taxes                 320.2         182.8        211.0
Provision for income taxes                                                            120.0          58.9         44.2
- - ----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEMS AND ACCOUNTING CHANGE                               200.2         123.9        166.8
Extraordinary items, net of income tax benefit                                           --            --        (39.0)
Cumulative effect of accounting change, net of income tax benefit                        --         (75.4)          --
- - ----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                         $  200.2      $   48.5     $  127.8
- - ----------------------------------------------------------------------------------------------------------------------
PER SHARE DATA:
  Income before extraordinary items and accounting change                          $   1.68      $   1.04     $   1.43
  Extraordinary items                                                                    --            --         (.34)
  Cumulative effect of accounting change                                                 --          (.63)          --
- - ----------------------------------------------------------------------------------------------------------------------
  NET INCOME                                                                       $   1.68      $    .41     $   1.09
======================================================================================================================
Weighted average shares and share equivalents outstanding                             119.2         118.8        116.9
======================================================================================================================

See notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEET
 June 30, 1994 and 1993 (dollar amounts in millions, except per share amounts)

                                                                                       1994          1993
- - ---------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                        $   36.1      $   25.9
  Accounts receivable, less allowance of $23.2 and $18.1                              322.8         270.6
  Inventories                                                                         229.9         194.9
  Deferred income taxes                                                                80.3            --
  Prepaid and other current assets                                                     51.4          34.6
- - ---------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                  720.5         526.0
Property, plant and equipment, net                                                    313.2         294.2
Intangibles, net                                                                    1,235.4       1,165.2
Other assets                                                                           17.2          12.2
- - ---------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                       $2,286.3      $1,997.6
=========================================================================================================
LIABILITIES AND EQUITY
Current liabilities:
  Accounts payable                                                                 $  107.3      $   90.1
  Short-term borrowings                                                                51.0          30.7
  Accrued liabilities                                                                 183.2         202.7
- - ---------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                             341.5         323.5
Long-term debt                                                                        355.0         473.8
Postretirement benefits other than pensions                                            95.3          91.2
Deferred income taxes                                                                 280.9          62.2
Other non-current liabilities                                                          60.1          65.1
- - ---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                   1,132.8       1,015.8
- - ---------------------------------------------------------------------------------------------------------
Commitments and contingencies
Equity:
  Preferred stock--100 million shares authorized and unissued;
    par value per share $.01; none outstanding                                           --            --
  Common stock--150 million shares authorized; 117.4 million and 114.9 million
    shares issued and outstanding; par value per share $.01                             1.2           1.2
  Capital surplus                                                                   1,069.7       1,015.0
  Retained earnings (accumulated deficit)                                              98.7         (12.9)
  Accumulated translation adjustment                                                  (16.1)        (21.5)
- - ---------------------------------------------------------------------------------------------------------
TOTAL EQUITY                                                                        1,153.5         981.8
- - ---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                                       $2,286.3      $1,997.6
=========================================================================================================

See notes to consolidated financial statements.

                      STATEMENT OF CONSOLIDATED CASH FLOWS
         For the Years Ended June 30, 1994, 1993 and 1992 (in millions)

                                                                                       1994          1993         1992
- - ----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Income before extraordinary items and accounting change                             $ 200.2       $ 123.9      $ 166.8
Adjustments to reconcile income before extraordinary items and accounting change to net cash provided by operating activities:
  Restructuring                                                                          --          65.0           --
  Amortization of intangibles                                                          43.1          47.8         48.4
  Depreciation                                                                         40.2          39.6         35.8
  Provision for losses on accounts receivable                                           6.6           5.6          8.7
  Provision for deferred taxes                                                         71.8          12.7         16.5
  Other noncash items                                                                   1.8          21.4          (.3)
  Changes in assets and liabilities:
    Accounts receivable                                                               (60.4)        (34.9)       (36.6)
    Inventories                                                                       (35.3)         14.3        (29.1)
    Other assets                                                                      (16.0)         (8.5)        (5.7)
    Accrued interest and taxes                                                         (7.2)         13.6         (5.4)
    Other liabilities                                                                    --          (3.8)       (11.0)
- - ----------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                                                 244.8         296.7        188.1
- - ----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Purchase of property, plant and equipment                                             (69.0)        (41.7)       (53.7)
Proceeds from sale of assets and other                                                  1.9           4.0          3.5
- - ----------------------------------------------------------------------------------------------------------------------
CASH USED BY INVESTING ACTIVITIES                                                     (67.1)        (37.7)       (50.2)
- - ----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Issuance of common stock                                                               15.9          13.6        144.1
Dividends paid                                                                        (88.6)        (54.9)          --
Issuance (repayment) of revolving credit borrowings, net                             (176.7)       (191.1)       198.7
Issuance (repayment) of commercial paper, net                                          56.2          (6.5)       (79.1)
Repurchase of subordinated notes and debentures                                          --            --       (370.2)
Premium on repurchase of subordinated notes and debentures                               --            --        (32.0)
Net changes in other borrowings and other                                              25.0          (3.8)         3.1
- - ----------------------------------------------------------------------------------------------------------------------
CASH USED BY FINANCING ACTIVITIES                                                    (168.2)       (242.7)      (135.4)
- - ----------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                 0.7           1.7          (.1)
- - ----------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                                  10.2          18.0          2.4
- - ----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                           25.9           7.9          5.5
- - ----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                              $  36.1       $  25.9      $   7.9
- - ----------------------------------------------------------------------------------------------------------------------
CASH PAID DURING THE YEAR FOR:
Interest                                                                            $  30.6       $  45.3      $  83.4
Taxes                                                                               $  54.9       $  32.8      $  24.6
======================================================================================================================

See notes to consolidated financial statements.

                        STATEMENT OF CONSOLIDATED EQUITY
               For the Years Ended June 30, 1994, 1993 and 1992
                    (in millions, except per share amounts)


                                                                                          Retained
                                                                                          Earnings   Accumulated
                                              Common         Common       Capital    (Accumulated    Translation          Total
                                              Shares          Stock       Surplus         Deficit)    Adjustment         Equity
- - -------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1991                      106.0            $1.0      $  845.3         $(134.3)        $  4.1       $  716.1
Net income                                                                                  127.8                         127.8
Translation adjustment                                                                                      18.4           18.4
Public stock offering                           5.0              .1         137.3                                         137.4
Exercise of stock options                       1.3                           8.3                                           8.3
- - -------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1992                      112.3             1.1         990.9            (6.5)          22.5        1,008.0
Net income                                                                                   48.5                          48.5
Translation adjustment                                                                                     (44.0)         (44.0)
Exercise of stock options                       2.6              .1          13.5                                          13.6
Dividends paid ($.48 per share)                                                             (54.9)                        (54.9)
Tax benefit related to stock options                                         10.6                                          10.6
- - -------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1993                      114.9             1.2       1,015.0           (12.9)         (21.5)         981.8
Net income                                                                                  200.2                         200.2
Translation adjustment                                                                                       5.4            5.4
Exercise of stock options                       2.5                          15.9                                          15.9
Dividends paid ($.76 per share)                                                             (88.6)                        (88.6)
Tax benefit related to stock options                                         38.8                                          38.8
- - -------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1994                      117.4            $1.2      $1,069.7         $  98.7         $(16.1)      $1,153.5
===============================================================================================================================

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Dollar amounts in millions, except per share amounts)


1. BACKGROUND

Duracell International Inc. (the "Company") manufactures and markets high performance alkaline batteries and other battery types, including rechargeable nickel metal hydride batteries and primary lithium batteries, and markets a lighting products line. The Company's batteries are sold worldwide, under the DURACELL trademark and other Company brand names, through consumer channels, to industrial users, and to manufacturers of battery-powered consumer, industrial, medical, and military equipment.

      During 1992, the Company entered into agreements with Toshiba Battery Co. Ltd. of Japan and Varta Batterie AG of Germany for the purpose of engaging in joint research and development of nickel metal hydride rechargeable batteries. Nickel metal hydride batteries are used in new high power devices, such as cellular phones, laptop computers and consumer electronics. Consumer sales of nickel metal hydride rechargeable batteries were initiated during the fiscal year ended June 30, 1994. Nonconsumer sales commenced in fiscal 1993.

      During fiscal 1994 the Company formed subsidiaries in both China and India. The Company owns a controlling interest in each of these subsidiaries and plans to construct manufacturing facilities in each country. Each subsidiary will be responsible for manufacturing and marketing high performance alkaline batteries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the Company and majority-owned companies. All significant intercompany accounts and transactions are eliminated in consolidation. The Company's fiscal year ends June 30.

Cash and Cash Equivalents

Cash and cash equivalents for the purpose of reporting cash flows for all periods presented include cash on deposit and amounts due from banks maturing within 90 days of purchase.

Inventories

Inventories are valued at the lower of cost or market using the first-in, first-out method.

Property, Plant and Equipment

Depreciation is determined on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives are principally 10 to 40 years for buildings and improvements and 5 to 15 years for machinery and equipment. Interest costs aggregating $2.1, $2.1 and $2.7 during the fiscal years ended June 30, 1994, 1993 and 1992, respectively, for the purchase and construction of long-term assets were capitalized and are being amortized over the related assets' estimated useful lives.

Intangibles

Patents are amortized on a straight-line basis over periods ranging up to 15 years and computer software is amortized over 5 years. All other intangibles are amortized on a straight-line basis over 40 years. The Company periodically evaluates the recoverability of goodwill and other intangible assets by assessing whether the unamortized intangible asset can be recovered over its remaining life through cash flows.

Income Taxes

Income tax expense is based on reported results of operations before extraordinary items, accounting change and income taxes. Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax balances are adjusted to reflect tax rates, based on current tax laws, that will be in effect in the years in which the temporary differences are expected to reverse. The Company adopted Statement of Financial Accounting Standards ("FAS") No. 109, "Accounting for Income Taxes" effective July 1, 1993. Adoption of FAS No. 109 did not have a material effect on the results of operations.

Translation of Foreign Currencies

Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected in the accumulated translation adjustment section of the consolidated balance sheet. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations.

Earnings Per Share

Per share amounts are calculated by dividing income before extraordinary items and accounting change, extraordinary items, the cumulative effect of the accounting change, and net income, respectively, by the weighted average of common shares and common share equivalents outstanding during the period.

3. ACCOUNTING CHANGE

During the fiscal year ended June 30, 1993, the Company adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires accrual of the expected cost of providing postretirement health care benefits during the years that employees provide service. Previously, retiree health care and life insurance benefits were expensed as incurred. Implementation of the standard has no effect on the Company's cash outlays, which are negligible. In adopting FAS No. 106, the Company elected to fully recognize the accumulated postretirement benefit obligation as of July 1, 1992. The cumulative effect of adoption resulted in a noncash charge to earnings of $75.4, net of $4.7 income tax benefit, which reduced earnings per share $.63. Results for years preceding 1993 were not restated for the adoption of this standard. The tax benefit on the cumulative effect of accounting change was not recorded at the U.S. statutory rate due to the impact of U.S. book federal net operating loss carryforwards existing at the beginning of the fiscal year.

4. RESTRUCTURING

During the fiscal year ended June 30, 1993 organizational and manufacturing restructuring actions were taken designed to capitalize on opportunities to create a lower cost structure through functional efficiencies and optimal use of global manufacturing resources. As a result, the Company recorded a pre-tax charge of $65.0 ($47.4 after tax or $.40 per share). During 1994 the Company began realizing the benefits of the actions taken. In North America, the Company's global manufacturing strategy has been implemented, resulting in providing Latin America and Asia Pacific operating units with lower cost, no added mercury alkaline batteries. Streamlining in Europe resulted in cost savings from the integration of sales, marketing, distribution and administrative functions. The closure of the Brazilian manufacturing facility contributed to the increased profitability of Other International Markets since lower cost product is now sourced from the United States and Europe. Overall, cash outlays and equipment-related write-offs related to the restructuring are substantially complete.

5. EXTRAORDINARY ITEMS

During the fiscal year ended June 30, 1992, the Company recorded extraordinary losses of $39.0 (net of income tax benefits of $.9). The extraordinary losses related to the Company's subordinated debt repurchase program which was completed in September 1991. The components of the extraordinary losses consist of premiums paid on the repurchases, as well as write-offs of deferred financing costs associated with the repaid debt.

6. INVENTORIES

The cost of inventories by stage of manufacture was:

                                                             1994            1993
- - ---------------------------------------------------------------------------------
Finished goods                                             $141.0          $132.4
Work in process                                              66.3            43.2
Raw materials and supplies                                   22.6            19.3
- - ---------------------------------------------------------------------------------
                                                           $229.9          $194.9
=================================================================================

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of:

                                                             1994            1993
- - ---------------------------------------------------------------------------------
Land                                                       $ 12.3          $ 12.1
Buildings and improvements                                   92.3            83.9
Machinery and equipment                                     362.3           340.2
Construction in progress                                     51.1            28.1
- - ---------------------------------------------------------------------------------
                                                            518.0           464.3
Less accumulated depreciation                              (204.8)         (170.1)
- - ----------------------------------------------------------------------------------
                                                           $313.2          $294.2
=================================================================================

8. INTANGIBLES

The following summarizes intangible assets, net of accumulated amortization of $277.0 and $233.0 at June 30, 1994 and 1993, respectively:

                                                             1994            1993
- - ---------------------------------------------------------------------------------
Goodwill                                                 $  504.1        $  405.4
Trademarks and tradenames                                   425.5           435.6
Patents and computer software                                58.6            69.8
Other                                                       247.2           254.4
- - ---------------------------------------------------------------------------------
                                                         $1,235.4        $1,165.2
=================================================================================

See Note 13 for an explanation of the increase in Goodwill.


9. ACCRUED LIABILITIES

Accrued liabilities were as follows:

                                                             1994            1993
- - ---------------------------------------------------------------------------------
Compensation                                               $ 53.4          $ 44.8
Advertising and promotion                                    39.3            34.3
Restructuring                                                 2.2            28.6
Income taxes                                                 21.9            27.8
Other                                                        66.4            67.2
- - ---------------------------------------------------------------------------------
                                                           $183.2          $202.7
=================================================================================

10. DEBT

The following summarizes the debt structure of the Company:

                                                             1994            1993
- - ---------------------------------------------------------------------------------
Short-term borrowings                                      $ 51.0          $ 30.7
- - ---------------------------------------------------------------------------------
Long-term debt:
   Commercial paper                                         121.5            65.3
   Revolving credit loans:
      Domestic                                               72.0           241.0
      Foreign                                               146.1           153.5
   Other                                                     15.4            14.0
- - ---------------------------------------------------------------------------------
   Total long-term debt                                     355.0           473.8
- - ---------------------------------------------------------------------------------
                                                           $406.0          $504.5
=================================================================================

Short-term borrowings

The weighted average interest rate for all short-term borrowings was 7.3% and 8.0% at June 30, 1994 and 1993, respectively.

Long-term debt

At June 30, 1994, the Company had long-term bank credit facilities totaling $811 which expire on August 31, 1996, December 30, 1996 and 1997. Availability under these credit agreements at June 30, 1994 was $515. In addition, the Company has other international credit arrangements with banks totaling $219 of which $148 was available at June 30, 1994. Several of the Company's subsidiaries have the ability to borrow from a long-term bank credit facility and the other international credit arrangements. Absent the effects of interest rate swap agreements, the effective interest rates at June 30, 1994 were 4.6% on commercial paper, and 4.5% and 5.6% on the domestic and foreign revolving credit loans, respectively. Incorporating the effects of the interest rate swap agreements discussed in Note 11, the effective interest rate on $194 of domestic borrowings was 7.1%.

      The Company is required to repay under its long-term bank credit facilities $47 and $241 in fiscal 1997 and 1998, respectively. Commercial paper and revolving credit loans are classified as noncurrent as the Company has the intent and ability to refinance these borrowings on a long-term basis.

      The credit facilities require, under some conditions, that a portion of the net proceeds from the sale of assets be applied to reduce commitments or repay advances under the credit facilities. These facilities also contain financial and other restrictive covenants, including limitations on indebtedness and liens.

11. FINANCIAL INSTRUMENTS

The Company uses financial instruments, including forward contracts, interest rate swaps and commodity swaps, in its management of foreign currency, interest rate and commodity exposures. While these instruments are subject to the risk of loss from changes in exchange and interest rates, and commodity prices, those losses would generally be offset by gains on the related exposures. Realized and unrealized gains and losses on forward contracts which hedge firm third party commitments and commodity swaps are deferred and recognized in income in the same period as the underlying transaction. Net interest paid or received on the interest rate swap contracts is included in interest expense.

      The forward contracts are used to hedge existing and identified future foreign currency firm commitments. At June 30, 1994 and 1993 the Company had $85.8 and $191.9 of forward contracts outstanding, respectively. All contracts mature within one year.

      The interest rate swap agreements effectively convert a portion of the Company's floating rate debt to a fixed rate basis, thus reducing the impact of changes in interest rates. No funds under the swap contracts were actually borrowed or are to be repaid. The Company had at June 30, 1994 and 1993 interest rate swap contracts outstanding with a total notional principal amount equivalent to $175 maturing in 1998 and 1999.The weighted average interest rate on the swap contracts is 7.34%. The Company is subject to market risk to the extent that interest rates on the swapped portion of the outstanding debt decrease below 7.34%.

      The commodity swap contracts are used to hedge existing and identified future commodity requirements, effectively fixing the price the Company will pay for the underlying commodity. No commodities are actually purchased or sold. At June 30, 1994 the Company had $22.9 of commodity swap contracts outstanding. These contracts mature between 1994 and 1996. The Company is subject to market risk to the extent that commodity prices decrease below the contract prices.

      Several major international financial institutions are counterparties to the Company's financial instruments; it is Company practice to monitor the financial standing of these counterparties on an ongoing basis. The Company is exposed to credit loss in the event of nonperformance by the counterparties to these contracts, but does not anticipate such nonperformance.

      With respect to trade receivables, concentration of credit risk is limited, due to the diverse geographic areas covered by Company operations. Any probable bad debt loss has been provided for in the allowance for doubtful accounts.

      The carrying amounts for cash, receivables, accounts payable and accrued liabilities, and short-term borrowings approximate fair value because of the short maturity of these instruments. The fair value of long-term debt is estimated based on current rates offered to the Company for debt of like maturities, and approximates its carrying value.

The fair value as of June 30, 1994 of forward contracts is $2.0 unfavorable, of interest rate swaps is $3.3 unfavorable and of commodity swaps is $.9 unfavorable. The amounts are estimated based on dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate agreements, taking into consideration current exchange rates, interest rates and commodity prices.

12. CAPITAL STOCK AND STOCK OPTIONS

The Company maintains two stock option plans. The Duracell Shares Plan provides options to all employees to purchase up to 8,000,000 shares of common stock. Options become exercisable either (i) upon the attainment of specified appreciation levels in the market value of the Company's common stock or (ii) one half on the fifth anniversary of the grant date and the balance on the sixth anniversary. At June 30, 1994, exercise prices ranged from $30.50 to $40.31 per share. The options expire seven years from the date of grant or earlier in certain circumstances. The Stock Option Plan for Key Employees provides options to key employees to purchase up to 10,000,000 shares. Substantially all of the outstanding options under such plan are fully exercisable. At June 30, 1994, exercise prices ranged from $5.00 to $33.94 per share. The options expire 10 years from the date of grant or earlier in certain circumstances.

      Information regarding the Company's two option plans is summarized below (options in thousands):

                                                                  Stock              Price
                                                                Options          Per Share
- - ------------------------------------------------------------------------------------------
OUTSTANDING AT JUNE 30, 1991                                      8,997       $ 5.00- 8.50
Granted                                                             105        21.56-32.56
Exercised                                                        (1,307)        5.00- 8.50
Canceled                                                            (40)             21.56
- - ------------------------------------------------------------------------------------------
OUTSTANDING AT JUNE 30, 1992                                      7,755       $ 5.00-32.56
Granted                                                           7,186        33.88-35.63
Exercised                                                        (2,631)        5.00-28.31
Canceled                                                           (246)        5.00-35.63
- - ------------------------------------------------------------------------------------------
OUTSTANDING AT JUNE 30, 1993                                     12,064       $ 5.00-35.63
Granted                                                             601        30.50-40.31
Exercised                                                        (2,463)        5.00-39.06
Canceled                                                           (690)        5.00-39.06
- - ------------------------------------------------------------------------------------------
OUTSTANDING AT JUNE 30, 1994                                      9,512       $ 5.00-40.31
- - ------------------------------------------------------------------------------------------
EXERCISABLE AT JUNE 30, 1994                                      4,331       $ 5.00-40.31
==========================================================================================

      At June 30, 1994, limited partnerships in which Kohlberg Kravis Roberts & Co. is the general partner owned an aggregate of 57,200,000 shares of the Company's common stock.

13. INCOME TAXES

The provision for income taxes consisted of:

                                                                   1994               1993                1992
- - --------------------------------------------------------------------------------------------------------------
Current:
      U.S. federal                                               $  2.9              $ 1.3               $  .9
      State                                                          .8                5.2                 2.0
      Foreign                                                      44.5               39.7                24.8
- - --------------------------------------------------------------------------------------------------------------
                                                                   48.2               46.2                27.7
- - --------------------------------------------------------------------------------------------------------------
Deferred:
      U.S. federal                                                 72.4                6.7                 2.0
      State                                                         7.1                2.4                 3.6
      Foreign                                                      (7.7)               3.6                10.9
- - --------------------------------------------------------------------------------------------------------------
                                                                   71.8               12.7                16.5
- - --------------------------------------------------------------------------------------------------------------
                                                                 $120.0              $58.9               $44.2
==============================================================================================================

      The domestic and foreign components of income before income taxes were as follows:

                                                                   1994               1993                1992
- - --------------------------------------------------------------------------------------------------------------
Domestic                                                         $224.6             $101.4              $125.1
Foreign                                                            95.6               81.4                85.9
- - --------------------------------------------------------------------------------------------------------------
                                                                 $320.2             $182.8              $211.0
==============================================================================================================

      Deferred tax assets and liabilities arise from the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and resulted from:

                                                                                      1994                1993
- - --------------------------------------------------------------------------------------------------------------
Deferred tax assets:
      Operating loss and other carryforwards                                        $118.5              $292.4
      Postretirement benefit obligation                                               52.2                34.1
      Other                                                                           56.6                36.4
- - --------------------------------------------------------------------------------------------------------------
                                                                                     227.3               362.9
- - --------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
      Intangibles                                                                    298.8               285.2
      Property, plant and equipment                                                   57.0                41.1
      Other                                                                           47.7                34.0
- - --------------------------------------------------------------------------------------------------------------
                                                                                     403.5               360.3
- - --------------------------------------------------------------------------------------------------------------
Valuation allowance                                                                  (30.1)              (46.9)
- - --------------------------------------------------------------------------------------------------------------
                                                                                    $206.3              $ 44.3
==============================================================================================================

      The change in the valuation allowance for deferred tax assets resulted from management's evaluation of the utilization of state and certain foreign operating loss carryforwards.

      The Company did not recognize deferred tax benefits for losses incurred in certain countries. It provides for deferred state and foreign income taxes primarily for temporary differences, which result from recording certain transactions in different years for income tax purposes than for financial reporting purposes. A summary of the components included in the provision for deferred income taxes follows:

                                                                   1994               1993                1992
- - --------------------------------------------------------------------------------------------------------------
Inventory                                                        $ (7.5)            $  5.1               $ 1.1
Amortization of identifiable
      intangibles                                                  81.4               23.8                 7.7
Restructuring reserves                                               .1              (17.1)                6.1
Postretirement benefits                                            (2.1)              (4.3)                 --
Changes in tax laws                                                 (.7)                .8                  --
Other                                                                .6                4.4                 1.6
- - --------------------------------------------------------------------------------------------------------------
                                                                 $ 71.8             $ 12.7               $16.5
==============================================================================================================

      The reconciliation between the actual provision for income taxes and the provision for income taxes at the U.S. federal statutory rate (35% for 1994, 34% for 1993 and 1992) is as follows:

                                                                   1994               1993                1992
- - --------------------------------------------------------------------------------------------------------------
Income before extraordinary
      items, accounting change
      and income taxes                                           $320.2             $182.8              $211.0
- - --------------------------------------------------------------------------------------------------------------
Income tax expense at U.S.
      federal statutory rate                                     $112.1             $ 62.2              $ 71.7
Tax benefit not currently utilizable                                4.0               14.7                 6.1
Utilization of net operating
      loss carryforwards                                           (5.6)             (42.0)              (41.6)
Goodwill amortization                                               3.8                3.5                 3.9
Changes in tax laws                                                 (.7)               1.0                  --
Foreign earnings taxed at
      different rates                                               6.7                6.8                 3.6
State, local, and withholding tax
      net of federal income tax benefit                             4.5                6.6                 4.7
Other                                                              (4.8)               6.1                (4.2)
- - --------------------------------------------------------------------------------------------------------------
                                                                 $120.0             $ 58.9              $ 44.2
==============================================================================================================

      Upon adoption of FAS No. 109, $22.4 of previously unrecorded tax benefits arising from stock option exercises were recognized in capital surplus.

      On July 8, 1994, the Company received a settlement offer from the U.S. Internal Revenue Service (the "IRS") to resolve all issues arising from the IRS's recently completed audit of the Company's income tax returns for the years ended June 30, 1988, 1989 and 1990. The IRS offer was made pursuant to its Intangibles Settlement Initiative, a program designed by the IRS to allow an early settlement of a large number of pending cases involving acquisitions that included significant intangible assets. Management expects to settle pursuant to the IRS offer. The settlement will reduce the U.S. net operating loss carryforward for tax purposes at June 30, 1994 from $350 to approximately $130 and will impact cash flows principally over three years. Because the proposed settlement relates to deductions claimed in connection with assets acquired by the Company in June 1988, the additional tax that will ultimately result from the proposed settlement has been recorded as an increase to both deferred tax liabilities and goodwill of $105 on the June 30, 1994 balance sheet. The proposed settlement will not have a significant impact on the Company's future earnings.

      No provision was made in 1994 for U.S. income taxes on the undistributed earnings of the foreign subsidiaries as it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time or repatriate such earnings only when tax effective to do so. At June 30, 1994 undistributed earnings of the foreign subsidiaries amounted to $250. It is not practicable to determine the amount of income or withholding tax that would be payable upon the remittance of those earnings.

      At June 30, 1994, the Company had U.S. federal net operating loss carryforwards of approximately $130 for tax purposes which do not begin to expire until 2004. The Company also had U.S. foreign tax credit and alternative minimum tax credit carryforwards for tax purposes of $12 and $5, respectively, at June 30, 1994. The foreign tax credits expire in 1999. There were no U.S. carryforwards for book purposes. Foreign net operating loss carryforwards which expire beginning in 1995 are $55 for tax purposes and $50 for book purposes.

14. PENSION AND OTHER POSTRETIREMENT BENEFITS

Retirement Health Care and Life Insurance Plan

The Company provides certain postretirement health care and life insurance benefits for qualifying retired employees in the United States. Substantially all of these employees may become eligible for coverage. Most retirees outside the United States are covered by government-sponsored and administered programs.

      The net postretirement benefits expense for the fiscal years ended June 30, 1994 and 1993 include the following components:

                                                                                      1994                1993
- - --------------------------------------------------------------------------------------------------------------
Benefits earned during the year                                                      $ 3.8               $ 5.4
Interest cost on the unfunded benefit obligation                                       4.6                 6.3
Other                                                                                 (2.3)                 --
- - --------------------------------------------------------------------------------------------------------------
                                                                                     $ 6.1               $11.7
==============================================================================================================

      Postretirement benefits are paid by the Company as incurred. The following table summarizes the actuarially determined status of these benefits at June 30, 1994 and 1993:

                                                                                      1994                1993
- - --------------------------------------------------------------------------------------------------------------
Accumulated postretirement
      benefit obligation:
      Retirees                                                                       $ 8.0               $ 8.3
      Fully eligible active participants                                               8.2                26.1
      Other active participants                                                       32.9                57.1
- - --------------------------------------------------------------------------------------------------------------
                                                                                      49.1                91.5
Unrecognized prior service gain                                                       11.6                  --
Unrecognized net gain                                                                 35.8                  --
- - --------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit costs                                                 $96.5               $91.5
==============================================================================================================

      This obligation was determined by application of the terms of the postretirement health care and life insurance plan together with relevant actuarial assumptions. The assumptions used were as follows:

                                                                                      1994                1993
- - --------------------------------------------------------------------------------------------------------------
Discount rate                                                                         8.0%                8.0%
Initial health care cost trend rate                                                  10.6%               13.0%
Ultimate health care cost trend rate                                                  5.4%                7.2%
Year in which ultimate trend rate achieved                                            2002                2007
==============================================================================================================

      An increase in the assumed health care trend rates of 1% in each year would increase the aggregate of service and interest cost for 1994 by $1.7 and would increase the June 30, 1994 accumulated postretirement benefit obligation by $12.3.

      During 1994, the Company made certain changes to its postretirement health care and life insurance benefits that are effective January 1, 1995. These changes include, among others, contributions on the part of retirees as well as sharing costs of medical inflation above defined parameters, and reduced the Company's 1994 expense by $2.9.

Retirement Income Plans

All eligible U.S. employees of the Company are covered under a noncontributory defined benefit pension plan (the "Cash Balance Plan"). Certain employees in other countries are covered under contributory and noncontributory defined benefit pension plans. The Cash Balance Plan provides benefits that are generally based on years of credited service with the Company and a percentage of the employees' eligible compensation. The Company's funding policy for the Cash Balance Plan is to contribute annually the amount necessary to satisfy the funding standards under the Employee Retirement Income Security Act of 1974.

      The net pension expense for the fiscal years ended June 30, 1994, 1993 and 1992 includes the following components:

                                                            Domestic                               International
                                                ----------------------------------------------------------------------------------
                                                 1994             1993         1992            1994          1993            1992
- - ---------------------------------------------------------------------------------------------------------------------------------
Benefits earned during the year                 $ 7.8            $ 7.3        $ 6.2           $ 2.3         $ 2.3           $ 2.8
Interest cost on projected benefit obligation     2.0              1.3           .8             2.8           2.7             3.1
Actual return on plan assets                      (.6)            (2.1)         (.3)           (5.4)         (5.3)           (1.7)
Other                                            (2.1)              .1          (.8)            3.1           3.2            (1.1)
- - ---------------------------------------------------------------------------------------------------------------------------------
                                                $ 7.1            $ 6.6        $ 5.9           $ 2.8         $ 2.9           $ 3.1
=================================================================================================================================

      The following table summarizes amounts included in the Company's consolidated balance sheets and the funded status of Duracell's domestic and international pension plans at June 30, 1994 and 1993:

                                                                                              International
                                                                           ----------------------------------------------------
                                                                                   1994                         1993
- - -------------------------------------------------------------------------------------------------------------------------------
                                                                          Assets          Accum.        Assets          Accum.
                                                        Domestic          exceed        benefits        exceed        benefits
                                                  ------------------      accum.          exceed        accum.          exceed
                                                      1994      1993     benefits          assets      benefits          assets
- - -------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
      Vested benefit obligation                      $30.1     $19.7        $22.5           $ 8.6         $21.2            $7.7
- - -------------------------------------------------------------------------------------------------------------------------------
      Accumulated benefit obligation                 $35.9     $24.9        $22.5           $ 8.9         $21.2            $8.1
- - -------------------------------------------------------------------------------------------------------------------------------
      Projected benefit obligation                   $35.9     $24.9        $30.2           $ 9.2         $29.7            $8.5
Plan assets at fair value                             28.7      23.0         33.5              --          27.5              --
- - -------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of
      (less than) fair value of plan assets            7.2       1.9         (3.3)            9.2           2.2             8.5
Unrecognized prior service cost                        4.1       4.7         (1.1)             --          (1.4)             --
Unrecognized net gain (loss)                          (3.8)      (.2)         6.9             1.8           1.1             1.4
- - -------------------------------------------------------------------------------------------------------------------------------
Accrued pension cost                                 $ 7.5     $ 6.4        $ 2.5           $11.0         $ 1.9            $9.9
===============================================================================================================================

      The assumptions used in determining pension costs and funded status information shown above were:

                                                                             Domestic                          International
                                                              ---------------------------------------------------------------------
                                                                   1994                1993                1994                1993
- - -----------------------------------------------------------------------------------------------------------------------------------
Weighted average of increase in compensation levels                6.5%                6.5%           4.0%-6.5%           4.0%-6.5%
Discount rate                                                      7.5%                8.0%           7.0%-8.5%           7.0%-8.5%
Expected long-term rate of return on plan assets                   9.0%                9.0%           7.0%-9.0%           7.0%-9.0%
===================================================================================================================================

      Plan assets consist primarily of marketable securities and fixed interest bonds.

      The Company sponsors a defined contribution 401(k) thrift plan for domestic employees. The Company matches 50% of employee contributions up to 3% of eligible compensation subject to certain limitations. Total Company contributions to the plan were $3.2, $2.8 and $2.6 for the fiscal years ended June 30, 1994, 1993 and 1992, respectively.

15. GEOGRAPHIC AREAS OF OPERATIONS

The Company operates manufacturing facilities and distribution and sales offices worldwide. Manufacturing is conducted in the United States, Canada, Mexico, the United Kingdom, and Belgium.

      Information concerning geographic areas is as follows:

                                                                   1994                1993                1992
- - ---------------------------------------------------------------------------------------------------------------
REVENUE:
North America(1)                                               $1,008.8            $  896.7            $  821.0
Europe                                                            575.9               605.8               597.9
Other International Markets                                       286.6               239.7               197.8
- - ---------------------------------------------------------------------------------------------------------------
                                                               $1,871.3            $1,742.2            $1,616.7
===============================================================================================================
OPERATING INCOME(2):
North America                                                  $  279.1            $  218.4            $  220.3
Europe                                                            119.6                89.3               118.1
Other International Markets                                        42.2                15.1                20.3
- - ---------------------------------------------------------------------------------------------------------------
                                                                  440.9               322.8               358.7
Corporate/Research &
      Development                                                 (84.7)              (81.2)              (73.4)
- - ---------------------------------------------------------------------------------------------------------------
                                                               $  356.2            $  241.6            $  285.3
===============================================================================================================
IDENTIFIABLE ASSETS:
North America                                                  $  837.3            $  795.4
Europe                                                            608.5               596.7
Other International Markets                                       193.2               139.8
- - -------------------------------------------------------------------------------------------
                                                                1,639.0             1,531.9
Corporate/Research &
      Development                                                 647.3               465.7
- - -------------------------------------------------------------------------------------------
                                                               $2,286.3            $1,997.6
===========================================================================================

(1) Does not include sales to affiliated companies of $99.9, $76.5 and $60.6 for the fiscal years ended June 30, 1994, 1993, and 1992, respectively.

(2) Includes restructuring charges of $65.0 for the fiscal year ended June 30, 1993. Restructuring costs by geographic segment were $15.1, $31.9 and $18.0 for North America, Europe, and Other International Markets, respectively.

      North America includes the United States and Canada. Other International Markets include Argentina, Brazil, Chile, Mexico, Australia, China, India, Japan, other Latin American and Pacific Rim countries, and markets in the Middle East and Africa. Included in operating income for the fiscal year ended June 30, 1992 of Other International Markets is a $10.5 charge related to the closure of the Australian manufacturing facility which is partially offset by $9.0 related to the refinement of reserve estimates.

      Corporate/Research & Development expenses include worldwide headquarters' administrative costs, amortization of intangibles, research and development, and other unallocable expenses.

16. SUPPLEMENTAL INCOME STATEMENT INFORMATION

Following is other supplemental income statement information:

                                                                   1994                1993                1992
- - ---------------------------------------------------------------------------------------------------------------
Advertising and promotion                                        $427.9              $356.9              $327.0
Research and development                                           29.6                26.1                21.1
Foreign exchange gains (losses)                                    (6.7)               (8.7)                2.6
===============================================================================================================

17. COMMITMENTS AND CONTINGENCIES

At June 30, 1994, the Company had various noncancellable operating leases for distribution centers, office buildings, transportation, computer, and other equipment. Certain leases contain escalation clauses based upon increases in the consumer price index. Capital leases as of June 30, 1994 and 1993 were not significant.

      Rental expense for all operating leases was $19.0, $19.2 and $19.5 for the fiscal years ended June 30, 1994, 1993 and 1992, respectively. Future minimum payments under noncancellable operating leases at June 30, 1994 are:

1995                                                         $16.8
1996                                                          14.7
1997                                                          13.5
1998                                                          10.9
1999                                                           9.7
2000 and thereafter                                           17.0
- - ------------------------------------------------------------------
                                                             $82.6
==================================================================

      At June 30, 1994, the Company had legally binding commitments to purchase materials aggregating $90 which expire during 1995 and 1996. In addition, the Company expects its capital expenditures to increase above their current levels over the next several years, although at June 30, 1994 legally binding commitments were not material.

      The Company is involved in legal proceedings related to product liability and other matters, which are incidental to the business, as well as environmental remediation programs at several manufacturing sites. In the opinion of management, the outcome of such proceedings and programs will not materially affect the Company's consolidated financial position.

      The Company's Lexington, North Carolina manufacturing site continues to be under review by the U.S. Environmental Protection Agency ("EPA") for mercury contamination, a process which is now expected to result in it being designated a federal Superfund site. Comprehensive remediation actions have taken place at the Lexington site over the past 10 years. Management believes those actions, combined with its current and planned future remediation efforts, should adequately address the EPA's concerns. Management estimates that future costs will not exceed $10, for which the Company has reserved.

      Kraft, Inc. has agreed to indemnify the Company for certain environmental and workplace liabilities arising out of discontinued non-battery operations of the Company and for certain taxes arising prior to June 24, 1988--the date on which the Company acquired the assets of the battery businesses from Kraft, Inc.

18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized below are quarterly financial data for the fiscal years ended June 30, 1994 and 1993. The results of operations for each quarter are not necessarily comparable to the results of other quarters or the full year. Worldwide battery sales are significantly greater in the first half of the Company's fiscal year than the second half due to consumers' traditionally strong purchases during the holiday season.

                                                        1st Quarter      2nd Quarter         3rd Quarter          4th Quarter
                                                     ---------------   ---------------     ---------------      ---------------
                                                     1994       1993     1994     1993      1994      1993       1994      1993
- - -------------------------------------------------------------------------------------------------------------------------------
Revenue                                            $437.5     $430.5   $660.6   $622.3    $337.9    $313.2     $435.3    $376.2
Restructuring                                          --         --       --       --        --        --         --     (65.0)
Operating income (loss)                              81.8       75.6    173.4    155.0      30.5      19.7       70.5      (8.7)
Income (loss) before extraordinary items
      and accounting change                          44.4       39.8     99.1     95.4      14.9       3.9       41.8     (15.2)
Net income (loss)                                    44.4      (35.6)    99.1     95.4      14.9       3.9       41.8     (15.2)
Per share data(1):
      Income (loss) before extraordinary items
         and accounting change(2)                     .37        .34      .83      .80       .12       .03        .35      (.13)
      Net income (loss)(2)                            .37       (.29)     .83      .80       .12       .03        .35      (.13)
      Cash dividends                                  .16        .08      .16      .08       .22       .16        .22       .16
Weighted average shares and share
      equivalents outstanding                       118.4      118.6    119.6    118.9     120.4     119.1      120.8     114.8
===============================================================================================================================

(1) Quarterly per share data may not equal the annual amounts due to changes in the weighted average shares and share equivalents outstanding.

(2) Includes a reduction of fourth quarter per share earnings of $.40 in the fiscal year ended June 30, 1993 relating to the restructuring charge.

19. SELECTED FINANCIAL DATA

Set forth below is selected consolidated financial data of the Company at and for each of the five fiscal years in the period ended June 30, 1994.

Fiscal Year Ended June 30,                                         1994           1993          1992            1991           1990
- - -----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Revenue                                                        $1,871.3       $1,742.2      $1,616.7        $1,524.1       $1,334.6
Restructuring                                                        --          (65.0)           --              --             --
Operating income                                                  356.2       (1)241.6         285.3           256.1          225.6
Interest expense                                                   29.6           45.6          80.3           186.3          203.9
Income before extraordinary items
      and accounting change                                       200.2       (2)123.9         166.8            41.2            5.8
Extraordinary items, net of income tax benefit                       --             --         (39.0)          (75.4)            --
Accounting change, net of income tax benefit                         --          (75.4)           --              --             --
Net income (loss)                                                 200.2           48.5         127.8           (34.2)           5.8
Per share data:
      Income before extraordinary items
         and accounting change                                     1.68        (3)1.04          1.43             .50            .08
      Extraordinary items                                            --             --          (.34)           (.92)            --
      Accounting change                                              --           (.63)           --              --             --
      Net income (loss)                                            1.68            .41          1.09            (.42)           .08
      Dividends                                                     .76            .48            --              --             --
Weighted average shares and share
      equivalents outstanding                                     119.2          118.8         116.9            82.3           72.8
BALANCE SHEET DATA:
Total assets                                                   $2,286.3       $1,997.6      $2,156.6        $2,054.1       $2,111.3
Working capital                                                   379.0          202.5         215.8           148.4          141.4
Total debt                                                        406.0          504.5         734.1           923.3        1,448.7
Stockholders' equity                                            1,153.5          981.8       1,008.0           716.1          263.9
===================================================================================================================================

(1) Operating income was $306.6 before the restructuring charge.

(2) Income before extraordinary items and accounting change was $171.3 before the impact of restructuring costs.

(3) Income before extraordinary items and accounting change per share was $1.44 before the impact of restructuring costs.

REPORT OF MANAGEMENT


Management of Duracell is responsible for the preparation, integrity, and objectivity of the financial information presented in this Annual Report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, and include amounts that are based upon management's best estimates and judgments as required.

      The Company maintains a system of internal accounting control designed to provide reasonable assurance of the reliability of financial records and the proper safeguarding of assets. Such controls are based on established policies and procedures, are implemented by trained, skilled personnel, and provide for appropriate division of responsibility. The internal control system is monitored through a comprehensive internal audit program.

      The financial statements have been audited by the independent accounting firm, Deloitte & Touche LLP, whose appointment is ratified annually by shareholders. The independent auditors conduct a review of internal accounting controls to the extent required by generally accepted auditing standards and perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.

      The Board of Directors, through its Audit Committee composed solely of nonmanagement directors, meets periodically with management, the internal auditors, and the independent auditors to review accounting principles, internal accounting controls, and financial reporting practices of the Company. Both the internal auditors and the independent auditors have free access to the Audit Committee with or without the presence of management.


/S/ C. ROBERT KIDDER
- - ---------------------
C. Robert Kidder
Chairman and Chief Executive Officer


/S/ G. WADE LEWIS
- - ------------------
G. Wade Lewis
Senior Vice President, Finance and
Chief Financial Officer


/S/ ROBERT A. BURGHOLZER, JR.
- - ------------------------------
Robert A. Burgholzer, Jr.
Vice President and Controller




INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheet of Duracell International Inc. and its subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Duracell International Inc. and its subsidiaries at June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994 in conformity with generally accepted accounting principles.

      As discussed in Note 3 to the consolidated financial statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106.



/S/ DELOITTE & TOUCHE LLP
- - --------------------------
Hartford, Connecticut
August 10, 1994

                    Appendix to Electronic Format Document

     Pursuant to Reg 232.304 of Regulation S-T this appendix describes all graphic and image information in the foregoing document which will appear in the paper format of such document:

1. Photographs of employees appear next to their quotes on pages 20-24 on Exhibit 13.2.

2. A bar graph presenting Duracell's alkaline volume over the five years from F'90 to F'94 appears on p. 18.

3. A bar graph presenting Duracell's revenue over the five years from F'90 to F'94 appears on p. 18.

4. A bar graph presenting Duracell's operating income over the five years from F'90 to F'94 appears on p. 19.

5. A bar graph presenting Duracell's earnings per share over the five years from F'90 to F'94 appears on p. 19.

6. A bar graph presenting Duracell's advertising and promotion expense over the five years from F'90 to F'94 appears on p. 20.

7. A bar graph presenting Duracell's capital expenditures over the five years from F'90 to F'94 appears on p. 21.

8. A bar graph presenting Duracell's earnings before taxes over the five years from F'90 to F'94 appears on p. 22.

9. A bar graph presenting Duracell's income over the five years from F'90 to F'94 appears on p. 22.

10. A bar graph presenting Duracell's investment in R&D/Engineering over the five years from F'90 to F'94 appears on p. 23.

11. A bar graph presenting Duracell's total debt over the five years from F'90 to F'94 appears on p. 24.

12. A bar graph presenting Duracell's income tax expense over the five years from F'90 to F'94 appears on p. 24.

13. A bar graph presenting Duracell's debt to capital ratio over the five years from F'90 to F'94 appears on p. 25.

14. A bar graph presenting Duracell's quarterly dividends per share at 8/92, 2/93 and 2/94 appears on p. 25.