Form 10-K405, Exhibit 13
period 1995-06-30
DURACELL INTERNATIONAL INC
filed 1995-09-22
CIK 873482

Financial Review

RESULTS OF OPERATIONS

1995 was another year of record results for Duracell. Revenue broke through the $2 billion level for the first time, driven by alkaline volume growth in Duracell's established markets and continued geographic expansion. Earnings per share increased 15% to $1.93 (before an unrealized gain on forward foreign currency contracts), largely as a result of the record level of operating income. Inclusive of the unrealized gain, which resulted from "marking to market" Duracell's forward foreign currency contracts for hedging intercompany purchases, earnings per share totaled $1.95.

   At the same time these strong financial results were achieved, Duracell continued to invest at record levels in programs that will enhance its future growth, including:

-  Spending Behind the DURACELL Brand

-  Research and Development for Nickel Metal Hydride and Lithium Ion Batteries

-  Geographic Expansion into New and Developing Markets

-  Capital Spending for New Manufacturing Facilities and Expanded Capacity

Following is a summary of Duracell's financial achievements over the last five years:

(Units/$ in millions, except per share amounts)              1995        1994       1993       1992      1991
--------------------------------------------------------------------------------------------------------------
Alkaline Volume                                              2,726       2,437      2,196      1,978     1,842
Revenue                                                     $2,079      $1,871    $ 1,742     $1,617    $1,524
Gross Profit                                                 1,352       1,224      1,102      1,026       939
Advertising and Promotion                                      464         428        357        327       305
Research and Development                                        35          30         26         21        17
Other Operating Expenses                                       443         410        412        393       361
--------------------------------------------------------------------------------------------------------------
Operating Income Before Restructuring                          410         356        307        285       256
Operating Margin Before Restructuring                         19.7%       19.0%      17.6%      17.6%     16.8%
Restructuring                                                   --          --         65         --        --
--------------------------------------------------------------------------------------------------------------
Operating Income                                               410         356        242        285       256
Interest Expense                                                27          30         46         80       186
Tax Expense                                                    152         120         59         44        24
Effective Tax Rate                                            39.2%       37.5%      32.2%      20.9%     36.4%
Income Before Extraordinary Items and Accounting Change     $  236      $  200    $   124     $  167    $   41
Per Share Data:
  Income Before Restructuring                               $ 1.95(1)   $ 1.68    $  1.44     $ 1.43    $ 0.50
  Restructuring                                                 --          --      (0.40)        --        --
--------------------------------------------------------------------------------------------------------------
  Income Before Extraordinary Items and Accounting Change   $ 1.95(1)   $ 1.68    $  1.04     $ 1.43    $ 0.50
==============================================================================================================
  Weighted Average Shares and Share Equivalents                121         119        119        117        82
==============================================================================================================

(1) Income per share, before extraordinary items and accounting change, was $1.93 before the impact of marking to market forward foreign currency contracts. See Note 11 to the Consolidated Financial Statements.

Key measures of 1995's results are as follows:

Alkaline Volume Improved 12%

Unit gains were driven by continued market growth (i.e., device growth), geographic expansion and strong customer alliances.

Revenue Increased 11% (9% Performance*)

Increased alkaline volume and pricing actions, together with higher sales of lithium and rechargeable nickel metal hydride batteries, made 1995 the twenty-second consecutive year of revenue growth.

Investment in Advertising and Promotion Continued

Record levels of promotional activity and effective advertising supported the DURACELL brand in established markets and provided increased recognition in new markets such as China.

Research & Development Increased 17%

Enhanced performance of DURACELL alkaline batteries and the further development of new high-power products such as rechargeable nickel metal hydride and lithium ion batteries resulted from the record investment in this area.

Other Operating Expenses Leveraged

Despite spending in support of geographic expansion, other operating expenses declined as a percentage of revenue.

Operating Income Grew 15% (14% Performance*)

Operating income grew as a result of the revenue increase and continued leveraging of other operating expenses. Operating margin increased 0.7pp to an all-time high of 19.7%.

EPS Rose 15% (14% Performance*) to $1.93 -- Exclusive of Mark-to-Market Gain

* "Performance" -- excludes the impact of foreign currency translation (i.e., the impact of translating the income statement from local currency into U.S. dollars).

                                   [GRAPH 1]

                                   [GRAPH 2]

                                   [GRAPH 3]

FISCAL YEAR 1995 VERSUS FISCAL YEAR 1994

North America

                                              % Increase
                                            --------------
                         1995     1994      Rpt.     Perf.
----------------------------------------------------------
Alkaline Unit Volume     1,349    1,182      14       14
Revenue                 $1,119   $1,009      11       11
Operating Income        $  327   $  279      17       17
----------------------------------------------------------

   North America's growth led the way for Duracell's record results. For the second consecutive year, North America experienced double-digit gains in alkaline volume, revenue and operating income. Alkaline volume growth was driven by market growth (i.e. device growth) in the mass merchandise outlets in the United States, expansion of warehouse club volumes and increased shipments to Original Equipment Manufacturers ("OEM's"). Revenue increased as a result of the higher alkaline volume and increased primary lithium sales, although the revenue growth rate was tempered by a higher mix of lower priced alkaline volume (multi-packs; OEM sales). An alkaline price increase was implemented during the fourth quarter of fiscal 1995, which will benefit revenues for fiscal 1996.

   Operating income growth reflects the revenue increase and the improved leverage of non-advertising and promotion expenses.

                                  [PICTURE 1]

Europe

                                              % Increase
                                             -------------
                          1995     1994      Rpt.    Perf.
----------------------------------------------------------
Alkaline Unit Volume       704      683       3        3
Revenue                   $614     $576       7       (1)
Operating Income          $128     $120       7       --
----------------------------------------------------------

   Although hindered by ongoing economic weakness throughout Europe, alkaline volume growth was achieved through continued expansion into Eastern Europe and the launch of improved product during fiscal 1995. The ongoing economic weakness has resulted in consumers trading down to lower priced, lower performing batteries. Increased shipments to non-traditional customers, such as industrial and military business in the U.K., also contributed to the volume growth.

   Reported revenue benefited from $44 million of favorable currency translation, while on a performance basis revenue was down slightly, as volume growth was offset by unfavorable product and country mix. Operating income grew in line with revenues, as the costs associated with geographic expansion offset leveraging of other operating expenses.

                                   [GRAPH 4]

Other International Markets

                                             % Increase
                                            -------------
                          1995     1994     Rpt.    Perf.
---------------------------------------------------------
Alkaline Unit Volume       673      572      18       18
Revenue                   $346     $287      21       25
Operating Income          $ 52     $ 42      23       33
---------------------------------------------------------

                                   [GRAPH 5]


   Alkaline volume growth in Other International Markets was driven by the benefits of geographic expansion, highlighted by China and other Asian markets including Taiwan and Hong Kong. Additionally, economic stability and recovery in Brazil and Australia contributed to strong volume growth in those markets. The economic turmoil in Mexico which followed the December 1994 peso devaluation hindered results in the second half of the fiscal year, although Mexico's alkaline volume did increase 10% for the full year. Other parts of Latin America also suffered some economic weakness, and consumer offtake in India was disappointing.

   Revenue increased as a result of the volume growth and higher prices, although reported results were hindered by $17 million of negative translation effects from the Mexican peso devaluation. Operating income growth reflects the revenue increase and improved operating leverage, mitigated by higher spending in support of geographic expansion.

                                  [PICTURE 2]

FISCAL YEAR 1994 VERSUS FISCAL YEAR 1993

North America

                                               % Increase
                                             --------------
                          1994     1993      Rpt.     Perf.
-----------------------------------------------------------
Alkaline Unit Volume      1,182    1,036      14       14
Revenue                  $1,009   $  897      13       13
Operating Income:
  Before Restructuring   $  279   $  234      20       20
  Restructuring              --      (15)     --       --
-----------------------------------------------------------
                         $  279   $  219      28       28
-----------------------------------------------------------

   North America's double-digit growth in volume, revenue and operating income was a key driver of Duracell's record year. Alkaline volume growth was driven by strong market and share growth in the mass merchandiser trade class in the United States and distribution gains in the warehouse club market segment. The revenue increase reflected the higher alkaline volumes and generally higher prices, partially offset by $6 million of unfavorable foreign currency translation in Canada. Higher lithium and rechargeable nickel metal hydride battery sales also contributed to the revenue growth.

   Operating income (excluding the 1993 restructuring) reflects higher gross profit, primarily volume driven. Operating expense leverage more than offset the increased investments in advertising and promotion, resulting in operating income growing faster than revenue.

Europe

                                              % Increase
                                            -------------
                          1994     1993     Rpt.    Perf.
---------------------------------------------------------
Alkaline Unit Volume      683      658       4        4
Revenue                  $576     $606      (5)       6
Operating Income:
  Before Restructuring   $120     $121      (2)      10
  Restructuring            --      (32)     --       --
---------------------------------------------------------
                         $120     $ 89      34       55
---------------------------------------------------------

                                   [GRAPH 6]

   European alkaline volume growth was achieved despite weak economies in key markets and sharp competition. Distribution was added in Hungary and the Czech Republic, which -- combined with increased shipments to industrial, military and other battery manufacturers -- more than offset the impact of the economic and competitive pressures. Private label in the U.K., which benefited from the economic squeeze on consumers, impacted Duracell share. Excluding the $61 million impact of unfavorable currency translation, revenue rose 6% due to alkaline volume growth and higher prices partially offset by unfavorable country mix.

   Operating income on a performance basis (excluding the 1993 restructuring and $12 million of unfavorable currency translation) increased 10% as a result of revenue growth, restructuring related savings and leveraging of non-advertising and promotion expenses.

                                  [PICTURE 3]

Other International Markets

                                             % Increase
                                            -------------
                          1994     1993     Rpt.    Perf.
---------------------------------------------------------
Alkaline Unit Volume       572      502      14       14
Revenue                   $287     $240      20       19
Operating Income:
  Before Restructuring    $ 42     $ 33      27       30
  Restructuring             --      (18)     --       --
---------------------------------------------------------
                          $ 42     $ 15     179      191
---------------------------------------------------------

   Other International Markets' unit volume improved through expanded distribution and alkaline penetration in Latin America, Africa and the Middle East, as well as increased distribution into China. The growth in Latin America was driven by Argentina, Venezuela and Chile. Excluding Brazil and Mexico, where growth was not as healthy, alkaline volume increased 23%. Revenue increased primarily from alkaline volume growth and higher prices.

                                   [GRAPH 7]

   Operating income (excluding the 1993 restructuring) increased as a result of higher revenue, closure of the Brazilian manufacturing facility (which resulted in sourcing Other International Markets with lower cost U.S. and European product) and duty reductions in Latin American countries. These benefits were offset by increased advertising and promotion expenses behind the DURACELL brand and higher spending on geographic expansion to support future growth.

                                   [PICTURE 4]

CORPORATE/RESEARCH & DEVELOPMENT

                                1995    1994     1993
-----------------------------------------------------
Operating Expenses               $97     $85      $81
-----------------------------------------------------

   Record investments in research and development were made in fiscal 1995 to further the development of new high-power products, such as rechargeable nickel metal hydride and lithium ion batteries, and to further enhance the performance and quality of DURACELL alkaline batteries. Increased amortization of goodwill as a result of the IRS settlement (discussed in Note 13 to the Consolidated Financial Statements) also led to higher corporate expenses in fiscal 1995.

INTEREST EXPENSE

                                1995    1994     1993
-----------------------------------------------------
Interest Expense                 $27     $30      $46
-----------------------------------------------------

   The decreases in interest expense were primarily attributable to lower average debt levels. Partially offsetting the effect of lower debt levels during fiscal 1995 was the impact of higher interest rates in North America and Mexico.

TAX EXPENSE

                                1995    1994     1993
-----------------------------------------------------
Earnings Before Taxes           $388    $320     $183
Tax Expense                      152     120       59
Effective Tax Rate                39%     38%      32%
-----------------------------------------------------

   Higher tax expense was incurred as a result of increased earnings before taxes and a higher effective tax rate. The increase in the effective tax rate from fiscal 1993 to fiscal 1994 was due to the full utilization of U.S. net operating loss carryforwards for book purposes in fiscal 1993.

                                   [GRAPH 8]

                                   [GRAPH 9]

FINANCIAL CONDITION

Following is a summary of Duracell's key cash flow components:

(Dollars in millions)                             1995        1994        1993
-------------------------------------------------------------------------------
Cash provided by operating activities             $ 225       $ 245       $ 297
Capital expenditures                               (108)        (69)        (42)
Dividends paid                                     (113)        (89)        (55)
Purchases of treasury stock                         (41)         --          --
Debt increase (reduction)                            23         (94)       (192)
-------------------------------------------------------------------------------

Cash Provided by Operating Activities Remains Strong

Cash from operations of $225 million provided funds for record levels of investment to support future growth and for the return of cash to shareholders (through increased dividends and share repurchases). Increased working capital requirements to support growth of the business and geographic expansion over the past two years resulted in a reduction from the 1993 record level of cash provided by operating activities.

Capital Spending Increased Dramatically

Capital investments provided added manufacturing capacity to support growth, including the commencement of construction of new alkaline plants in China and India, as well as implementing manufacturing productivity gains in existing alkaline plants. Capital spending will increase further over the next several years, as investments in high-power rechargeable batteries continue.

Cash Returned to Shareholders Totaled $154 Million

The quarterly cash dividend was increased for the third straight year, to $0.26 per share, with total cash dividends paid representing 48% of earnings. One million shares of common stock were bought back in open market purchases.

                                   [GRAPH 10]

                                   [GRAPH 11]

CASH FLOW

Cash provided by operating activities was used principally for continued investment in the business through capital expenditures and returned to shareholders through the payment of dividends and repurchase of common stock. Capital expenditures are expected to increase over the next several years for capacity expansion in existing manufacturing sites, construction of new alkaline manufacturing facilities in China and India, implementing efficiencies in the manufacturing process, and investments to manufacture new high-power nickel metal hydride and lithium ion rechargeable batteries.

   In August 1992, Duracell, Toshiba Battery Co., Ltd. and Varta Batterie A.G. (the "Alliance members") signed a Technical Cooperation Agreement whereunder they agreed to engage in joint research and development of superior performing, cadmium-free nickel metal hydride rechargeable cells. These cells are used in powering high-power devices with rapidly growing markets, such as laptop computers, cellular phones and other consumer electronic devices. Nickel metal hydride batteries last longer on a single charge than conventional nickel cadmium rechargeable batteries and are environmentally safer. The Agreement has a five year term. Each of the Alliance members has the right to use any technological developments emanating from their joint efforts, as well as the right to license the other members' pre-existing nickel metal hydride technology on commercially reasonable terms. The Alliance members remain in active technical collaboration.

   In October 1994, affiliated companies of the Alliance members formed a joint venture for the purpose of manufacturing nickel metal hydride cells in the United States. Duracell's and Toshiba's affiliates each hold a forty percent (40%) interest in the joint venture and Varta's affiliate has a twenty percent (20%) stake. A joint venture manufacturing facility is currently under construction in Mebane, North Carolina. The cells made by the joint venture will be sold to the Alliance members. The duration of the joint venture is indefinite and Duracell's initial capital contribution is expected to be $20 million, which will be paid into the joint venture over several years beginning in fiscal 1995. In addition to the equity contributions for the three partners, the joint venture will utilize third party borrowings to fund capital expenditure and working capital requirements. See Note 2 to the Consolidated Financial Statements for a discussion of Duracell's guarantee of a portion of the joint venture's debt.

   The Company will rely on cash generated from operations to fund future working capital and capital expenditure requirements needed to support continued alkaline growth, geographic expansion and investment in high-power rechargeable batteries. Funds available from unused bank credit facilities will be used primarily to fund seasonal working capital during the year when receivables and inventories rise to meet operating requirements.

   Dividends paid totaled $113 million, up from $89 million in fiscal 1994 and $55 million in fiscal 1993. The significant dividend increases reflect Duracell's higher earnings and the increase in the dividend pay-out ratio to 48% of earnings before mark-to-market.

   Taxes paid for fiscal 1995 of $105 million increased as a result of higher earnings and the full utilization of domestic net operating loss carryforwards. Tax payments have remained low in relation to the tax provision of $152 million as taxable income was shielded by deductions for amortization and depreciation recognized earlier for tax purposes than for book purposes, principally in the United States. No U.S. tax net operating loss carryforward remains at June 30, 1995. During fiscal 1995 Duracell formally resolved all issues arising from the IRS's audit of Duracell's income tax returns for the years ended June 30, 1988, 1989 and 1990. The settlement was made pursuant to the IRS's Intangibles Settlement Initiative, a program designed by the IRS to allow an early settlement of a large number of pending cases involving acquisitions that included significant intangible assets. The settlement, recorded in fiscal 1994, reduced the U.S. net operating loss carryforward for tax purposes at June 30, 1994 from $350 million to approximately $130 million and will impact cash flows principally over three years. Because the settlement relates to deductions claimed in connection with assets acquired by Duracell in June 1988, the additional tax that will result from the settlement has been recorded as an increase to both deferred tax liabilities and goodwill of $105 million on the June 30, 1994 balance sheet. The settlement will not have a significant impact on Duracell's future earnings.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 1995, Duracell had $815 million in contractually committed lines of credit from long-term bank credit facilities under which $365 million was outstanding. Commitments under the facilities are used to support commercial paper, of which $225 million was outstanding at June 30, 1995. Duracell's commercial paper program is rated investment grade. Unused borrowing capacity under its principal bank credit facilities at June 30, 1995 was $450 million.

   In September 1994, Duracell Inc. entered into an Administrative Order by Consent with the U.S. Environmental Protection Agency ("EPA") whereunder it has submitted to the EPA a plan for a complete remedial investigation and feasibility study relating to mercury and volatile organic compounds contamination at its Lexington, North Carolina manufacturing site. Duracell has also agreed to implement such plan following the EPA's approval of it. Comprehensive remediation actions have taken place at the Lexington site over many years, but additional remediation work is proposed in the plan submitted to the EPA. As of June 30, 1995, Duracell estimates that future investigatory and remediation costs will be approximately $4 million, which has been fully reserved. The Company believes that the amount reserved is sufficient to remediate the property; however, the final remediation plan has not been agreed to by the EPA. Duracell believes that if additional remedial work is required by the EPA beyond the work planned by Duracell, such additional remediation would not likely exceed an additional $6 million.

FINANCIAL STRATEGY

After fully funding investments in its core alkaline business and key strategic initiatives, and maintaining the capital structure necessary to sustain an investment grade credit rating, Duracell returned a portion of cash flow to shareholders by paying cash dividends of $113 million, or $.96 per common share, during the fiscal year ended June 30, 1995. This return amounted to 48% of income before accounting changes compared with 44% in 1994 and 31% in 1993 (excluding restructuring). Duracell expects to continue paying cash dividends with a payout ratio in line with comparable consumer product companies.

   During fiscal 1995 Duracell repurchased 1,000,000 shares of its common stock in open market purchases at a total cost of $41 million. Future excess cash may be used to repurchase shares of Duracell's common stock depending upon prevailing market conditions. Duracell has the authorization to purchase up to 3,000,000 shares of its common stock, reflecting the original 4,000,000 share authorization by the Board of Directors less the 1,000,000 shares purchased through June 1995.

RISK MANAGEMENT

Foreign Exchange

International operations account for approximately half of Duracell's revenue and operating income. Duracell is exposed to foreign exchange risk on transactions which are denominated in a currency other than the operating unit's functional currency. Such transactions include foreign currency denominated imports and exports of raw materials and finished goods (both intercompany and third party), loan payments and dividend payments. In almost all cases the functional currency is the unit's local currency.

   It is Duracell's policy to reduce foreign currency cash flow exposure due to exchange rate fluctuations by hedging anticipated and firmly committed foreign currency transactions wherever economically feasible. Duracell does not speculate in foreign currencies. Duracell does not hedge foreign currency income translation or foreign currency net assets or liabilities unless such net amounts are expected to be remitted in the form of dividends or payment of intercompany loans. The counterparties to the forward contracts are financial institutions with investment grade credit ratings.

   Duracell closely monitors its foreign currency cash flow transactions and executes forward contracts to reduce its foreign exchange exposures. The use of forward contracts effectively protects Duracell's cash flows against unfavorable movements in exchange rates, to the extent of the amount under the contracts. The use of forward contracts also effectively prevents Duracell from benefiting in the event of favorable movements in exchange rates, to the extent of the amount under the contracts.

   As of June 30, 1995, forward exchange contracts outstanding totaled $388 million and mature within one year. In accordance with current accounting standards, the Company defers unrealized gains and losses arising from contracts that hedge existing and identified foreign currency firm third party commitments until the related transaction occurs. Unrealized gains and losses arising from contracts that hedge anticipated intercompany transactions are recorded currently in income. These unrealized gains and losses will fluctuate from quarter to quarter and represent timing issues only, with no economic benefit or cost to the Company until realized. Upon realization, the gains or losses arising on the forward contracts are offset by gains or losses on the related foreign currency exposures.

Interest Rate Swaps

Duracell utilizes interest rate swaps to reduce the impact on interest expense of fluctuating rates on variable rate debt. Swaps or other financial instruments that are speculative are not permitted by Duracell's internal policies. As of June 30, 1995, $150 million notional amount of interest rate swaps were outstanding, effectively fixing that amount of variable-rate U.S. dollar debt to an average 7.44% fixed-rate U.S. dollar debt. No funds under the swap contracts were actually borrowed or are to be repaid. As of June 30, 1995 Duracell had an additional $50 million notional amount interest rate swap related to an operating lease. Under the terms of the lease, the Company's rental expense fluctuates with interest rates. The interest rate swap effectively fixes a portion of this variable rental expense, through fiscal 1998. Under interest rate swaps, Duracell agrees with the other parties to exchange, at specified intervals, the difference between the fixed-rate and floating-rate interest amounts calculated by reference to the agreed notional principal amount. These swaps mature on various dates beginning June 1998 and ending May 1999. Duracell is exposed to credit-related losses in the event of nonperformance by the counterparties to these swaps, although no such losses are expected as the counterparties are commercial banks having an investment grade credit rating.

                                   [GRAPH 12]

                                   [GRAPH 13]


Commodity Swaps

Duracell is exposed to risk from fluctuating prices for commodities used in the manufacture of batteries. Some of this risk is hedged through commodity swaps executed over the counter with a commercial bank. Duracell utilizes commodity swaps to effectively fix the price the Company will pay for zinc, which is a principal component in the manufacturing process, over the life of the swap. Swaps or other financial instruments that are speculative are not permitted by Duracell's internal policies. Costs of products sold reflects the commodity cost including the effects of the commodity swaps. As of June 30, 1995, $27 million of commodity swaps were outstanding, maturing through June 30, 1997. Under such contracts Duracell pays the counterparty at a fixed rate, and receives from the counterparty a floating rate per pound of zinc; only the net differential is actually paid or received. The amounts paid or received are calculated based on the notional amounts under the contracts. The use of such commodity swaps effectively protects Duracell against an increase in the price of the commodity, to the extent of the notional amount under the contract. This also effectively prevents Duracell from benefiting in the event of a decrease in the price of the commodity. Duracell is exposed to credit-related losses in the event of nonperformance by the counterparty to these swaps, although no such losses are expected as the counterparty is a commercial bank having an investment grade credit rating.

     See Note 11 to the Consolidated Financial Statements for more detail regarding Duracell's use of derivatives.

Consolidated Income Statement

For the Years Ended June 30, 1995, 1994 and 1993 (in millions, except per share amounts)     1995            1994          1993
---------------------------------------------------------------------------------------------------------------------------------
REVENUE                                                                                   $2,079.0         $1,871.3      $1,742.2
Cost of products sold                                                                        727.3            647.6         640.4
---------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                               1,351.7          1,223.7       1,101.8
Selling, general and administrative expense                                                  942.0            867.5         795.2
Restructuring                                                                                 --               --            65.0
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                             409.7            356.2         241.6
Interest expense                                                                              27.0             29.6          45.6
Other income (expense)                                                                         5.4             (6.4)        (13.2)
---------------------------------------------------------------------------------------------------------------------------------
Income before accounting change and income taxes                                             388.1            320.2         182.8
Provision for income taxes                                                                   152.3            120.0          58.9
---------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE ACCOUNTING CHANGE                                                              235.8            200.2         123.9
Cumulative effect of accounting change, net of income tax benefit                             --               --           (75.4)
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                $  235.8         $  200.2      $   48.5
---------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA:
   Income before accounting change                                                        $   1.95         $   1.68      $   1.04
   Cumulative effect of accounting change                                                     --               --            (.63)
---------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                             $   1.95         $   1.68      $    .41
=================================================================================================================================
Weighted average shares and share equivalents outstanding                                    120.7            119.2         118.8
=================================================================================================================================

See notes to consolidated financial statements.

Consolidated Balance Sheet

June 30, 1995 and 1994 (dollar amounts in millions, except per share amounts)                  1995       1994
-----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                                $     35.0  $     36.1
  Accounts receivable, less allowance of $19.1 and $23.2                                        390.0       322.8
  Inventories                                                                                   284.4       229.9
  Deferred income taxes                                                                          41.1        80.3
  Prepaid and other current assets                                                               61.3        51.4
-----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                            811.8       720.5
Property, plant and equipment, net                                                              378.3       313.2
Intangibles, net                                                                              1,208.9     1,235.4
Other assets                                                                                     20.8        17.2
-----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                               $  2,419.8  $  2,286.3
-----------------------------------------------------------------------------------------------------------------
LIABILITIES AND EQUITY
Current liabilities:
  Accounts payable                                                                         $    117.8  $    107.3
  Short-term borrowings                                                                          59.0        51.0
  Accrued liabilities                                                                           195.6       183.2
-----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                       372.4       341.5
Long-term debt                                                                                  364.5       355.0
Postretirement benefits other than pensions                                                      98.4        95.3
Deferred income taxes                                                                           269.1       280.9
Other non-current liabilities                                                                    52.0        60.1
-----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                             1,156.4     1,132.8
-----------------------------------------------------------------------------------------------------------------
Commitments and contingencies
Equity:
  Preferred stock -- 100 million shares authorized and unissued;
    par value per share $.01; none outstanding                                                   --          --
  Common stock -- 150 million shares authorized; 118.7 million and 117.4 million shares
    issued, 117.7 million and 117.4 million shares outstanding; par value per share $.01          1.2         1.2
  Capital surplus                                                                             1,094.6     1,069.7
  Retained earnings                                                                             221.7        98.7
  Accumulated translation adjustment                                                            (12.9)      (16.1)
  Treasury stock                                                                                (41.2)       --
-----------------------------------------------------------------------------------------------------------------
TOTAL EQUITY                                                                                  1,263.4     1,153.5
-----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                                               $  2,419.8  $  2,286.3
-----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Statement of Consolidated Cash Flows

For the Years Ended June 30, 1995, 1994 and 1993 (in millions)                1995           1994           1993
   ------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Income before accounting change                                              $ 235.8        $ 200.2        $ 123.9
Adjustments to reconcile income before accounting change to
  net cash provided by operating activities:
  Restructuring                                                                --             --              65.0
  Amortization of intangibles                                                   46.3           43.1           47.8
  Depreciation                                                                  45.8           40.2           39.6
  Provision for deferred taxes                                                  44.6           71.8           12.7
  Other noncash items                                                           (2.6)           1.8           21.4
  Changes in assets and liabilities:
    Accounts receivable                                                        (79.0)         (53.8)         (29.3)
    Inventories                                                                (55.4)         (35.3)          14.3
    Other assets                                                                (9.0)         (16.0)          (8.5)
    Accrued interest and taxes                                                   3.2           (7.2)          13.6
    Other liabilities                                                           (5.2)         --              (3.8)
------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                                          224.5          244.8          296.7
------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Purchase of property, plant and equipment                                     (108.1)         (69.0)         (41.7)
Proceeds from sale of assets and other                                          (7.5)           1.9            4.0
------------------------------------------------------------------------------------------------------------------
CASH USED BY INVESTING ACTIVITIES                                             (115.6)         (67.1)         (37.7)
------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Issuance of common stock                                                        16.1           15.9           13.6
Dividends paid                                                                (112.8)         (88.6)         (54.9)
Purchases of treasury stock                                                    (41.2)         --             --
Repayment of revolving credit borrowings, net                                  (96.7)        (176.7)        (191.1)
Issuance (repayment) of commercial paper, net                                  103.8           56.2           (6.5)
Net changes in other borrowings and other                                       17.7           25.0           (3.8)
------------------------------------------------------------------------------------------------------------------
CASH USED BY FINANCING ACTIVITIES                                             (113.1)        (168.2)        (242.7)
------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                          3.1            0.7            1.7
------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                (1.1)          10.2           18.0
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                    36.1           25.9            7.9
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                       $  35.0        $  36.1        $  25.9
------------------------------------------------------------------------------------------------------------------
CASH PAID DURING THE YEAR FOR:
Interest                                                                     $  30.6        $  30.6        $  45.3
Taxes                                                                        $ 104.6        $  54.9        $  32.8
------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Statement of Consolidated Equity

                                                                                     Retained
                                                                                     Earnings    Accumulated
For the Years Ended June 30, 1995, 1994 and 1993    Common   Common    Capital   (Accumulated    Translation    Treasury     Total
(in millions, except per share amounts)             Shares    Stock    Surplus        Deficit)    Adjustment       Stock    Equity
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1992                             112.3     $1.1    $  990.9     $  (6.5)    $ 22.5                    $1,008.0
Net income                                                                             48.5                                   48.5
Translation adjustment                                                                           (44.0)                      (44.0)
Exercise of stock options                              2.6       .1        13.5                                               13.6
Dividends paid ($.48 per share)                                                       (54.9)                                 (54.9)
Tax benefit related to stock options                                       10.6                                               10.6
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1993                             114.9      1.2     1,015.0       (12.9)     (21.5)                      981.8
Net income                                                                            200.2                                  200.2
Translation adjustment                                                                             5.4                         5.4
Exercise of stock options                              2.5                 15.9                                               15.9
Dividends paid ($.76 per share)                                                       (88.6)                                 (88.6)
Tax benefit related to stock options                                       38.8                                               38.8
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1994                             117.4      1.2     1,069.7        98.7      (16.1)                    1,153.5
Net income                                                                            235.8                                  235.8
Translation adjustment                                                                             3.2                         3.2
Exercise of stock options                              1.3                 16.1                                               16.1
Dividends paid ($.96 per share)                                                      (112.8)                                (112.8)
Treasury shares repurchased                           (1.0)                                                      (41.2)      (41.2)
Tax benefit related to stock options                                        8.8                                                8.8
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1995                             117.7     $1.2    $1,094.6     $ 221.7     $(12.9)         $(41.2)   $1,263.4
==================================================================================================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements


(Dollar amounts in millions except per share amounts)


1. BACKGROUND

Duracell International Inc. (the "Company") manufactures and markets high performance alkaline batteries and other battery types, including rechargeable nickel metal hydride batteries and primary lithium batteries. The Company's batteries are sold worldwide, under the DURACELL trademark and other Company brand names, through consumer channels, to industrial users, and to manufacturers of battery-powered consumer, industrial, medical, and military equipment.

2. JOINT VENTURE

In August 1992, the Company, Toshiba Battery Co., Ltd. and Varta Batterie A.G. (the "Alliance members") signed a Technical Cooperation Agreement whereunder they agreed to engage in joint research and development of superior performing, cadmium-free nickel metal hydride rechargeable cells. These cells are used in powering high-power devices with rapidly growing markets, such as laptop computers, cellular phones and other consumer electronic devices. The Agreement has a five year term. Each of the Alliance members has the right to use any technological developments emanating from their joint efforts, as well as the right to license the other members' pre-existing nickel metal hydride technology on commercially reasonable terms. The Alliance members remain in active technical collaboration.

  In October 1994, affiliated companies of the Alliance members formed a joint venture for the purpose of manufacturing nickel metal hydride cells in the United States. Duracell's and Toshiba's affiliates each hold a forty percent interest in the joint venture and Varta's affiliate has a twenty percent stake. The joint venture's manufacturing facility is currently under construction in Mebane, North Carolina. The cells made by the joint venture will be sold to the Alliance members and will supplement the parties' cell needs now being satisfied by production at Toshiba's existing nickel metal hydride plant in Japan. The duration of the joint venture is indefinite and Duracell's initial capital contribution is expected to be $20 million, which will be paid into the joint venture over several years beginning in fiscal 1995.

  In addition to the equity contributions from the three partners, the joint venture will utilize third party borrowings to fund its capital expenditure and working capital requirements. In August 1995 the joint venture issued $75 of industrial development bonds to fund the construction and outfitting of the Mebane manufacturing facility. The bonds are secured by the assets of the joint venture, and each of the three partners has severally guaranteed their proportionate share of the principal, interest and other bond obligations.

  The joint venture is accounted for using the equity method of accounting.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the Company and majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Certain amounts in the consolidated financial statements for periods prior to June 30, 1995 have been reclassified to conform to the current presentation. The Company's fiscal year ends June 30.

Cash and Cash Equivalents

Cash and cash equivalents for the purpose of reporting cash flows for all periods presented include cash on deposit and amounts due from banks maturing within 90 days of purchase.

Inventories

Inventories are valued at the lower of cost or market using the first-in, first-out method.

Property, Plant and Equipment

Depreciation is determined on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives are principally 10 to 40 years for buildings and improvements and 5 to 15 years for machinery and equipment. Interest costs aggregating $4.8, $2.1 and $2.1 during the fiscal years ended June 30, 1995, 1994 and 1993, respectively, for the purchase and construction of long-term assets were capitalized and are being amortized over the related assets' estimated useful lives. Incremental start-up costs directly associated with major new facilities which are incurred prior to such facilities becoming operational are deferred and amortized on a straight-line basis over a relatively short period after production commences. Costs deferred as of June 30, 1995 were immaterial.

Intangibles

Patents are amortized on a straight-line basis over periods ranging up to 15 years and computer software is amortized over 3 to 5 years. All other intangibles are amortized on a straight-line basis over 40 years. The Company periodically evaluates the recoverability of intangible assets by assessing whether the unamortized intangible asset can be recovered over its remaining life through expected future undiscounted operating cash flows. Any impairment loss required would be determined by comparing the carrying value of the asset to its current market value, or a discounted cash flow calculation if no market value were readily available.

Income Taxes

Income tax expense is based on reported earnings before accounting change and income taxes. Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax balances are adjusted to reflect tax rates, based on current tax laws, that will be in effect in the years in which the temporary differences are expected to reverse. The Company adopted Statement of Financial Accounting Standards ("FAS") No. 109, "Accounting for Income Taxes" effective July 1, 1993. Adoption of FAS No. 109 did not have a material effect on the results of operations.

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

Derivative Financial Instruments

The Company does not speculate in derivatives. The Company uses three principal types of derivatives: foreign exchange contracts (which reduce the Company's cash flow exposures to changes in currency exchange rates); commodity swap contracts (which effectively fix the commodity price to the Company); and interest rate swaps (which effectively convert a portion of the Company's variable rate obligations to a fixed rate). The fair value of forward contracts which hedge firm third party commitments is deferred and recognized as part of the related foreign currency transactions as they occur. Forward contracts related to anticipated intercompany purchases and sales are marked to market through other income (expense). Commodity swap contracts are accounted for on a settlement basis, with the net amounts paid or received under such contracts included in the cost of the commodity acquired. Interest rate swaps are also accounted for on a settlement basis, with net interest paid or received on the swaps included in interest expense. See Note 11 for more information regarding the Company's derivative financial instruments.

Earnings Per Share

Per share amounts are calculated by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period.

4. ACCOUNTING CHANGE

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

5. RESTRUCTURING

During the fiscal year ended June 30, 1993 organizational and manufacturing restructuring actions were taken designed to capitalize on opportunities to create a lower cost structure through functional efficiencies and optimal use of global manufacturing resources. As a result, the Company recorded a pre-tax charge of $65.0 ($47.4 after tax or $.40 per share). During 1994 the Company began realizing the benefits of the actions taken. In North America, the Company's global manufacturing strategy has been implemented, resulting in providing Latin America and Asia Pacific operating units with lower cost, no added mercury alkaline batteries. Streamlining in Europe resulted in cost savings from the integration of sales, marketing, distribution and administrative functions. The closure of the Brazilian manufacturing facility contributed to the increased profitability of Other International Markets since lower cost product is now sourced from the United States and Europe. Cash payments and equipment-related write-offs related to the restructuring were substantially completed during fiscal 1994.

6. INVENTORIES

The cost of inventories by stage of manufacture was:

                                            1995     1994
   -------------------------------------------------------
   Finished goods                          $171.3   $141.0
   Work in process                           75.4     66.3
   Raw materials and supplies                37.7     22.6
   -------------------------------------------------------
                                           $284.4   $229.9
   =======================================================

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of:

                                            1995     1994
   --------------------------------------------------------
   Land                                   $  13.8   $  12.3
   Buildings and improvements               107.8      92.3
   Machinery and equipment                  410.2     362.3
   Construction in progress                  95.2      51.1
   --------------------------------------------------------
                                            627.0     518.0
   Less accumulated depreciation           (248.7)   (204.8)
   --------------------------------------------------------
                                          $ 378.3   $ 313.2
   ========================================================

8. INTANGIBLES

The following summarizes intangible assets, net of accumulated amortization of $328.5 and $277.0 at June 30, 1995 and 1994, respectively:

                                            1995      1994
-----------------------------------------------------------
Goodwill                                 $  499.2  $  504.1
Trademarks and tradenames                   417.4     425.5
Patents and computer software                50.4      58.6
Other                                       241.9     247.2
-----------------------------------------------------------
                                         $1,208.9  $1,235.4
===========================================================


9. ACCRUED LIABILITIES

Accrued liabilities were as follows:

                                           1995     1994
----------------------------------------------------------
Compensation                               $ 52.9   $ 53.4
Advertising and promotion                    44.8     39.3
Income taxes                                 25.9     21.9
Other                                        72.0     68.6
----------------------------------------------------------
                                           $195.6   $183.2
==========================================================

10. DEBT

The following summarizes the debt structure of the Company:

                                           1995     1994
----------------------------------------------------------
Short-term borrowings                      $ 59.0   $ 51.0
----------------------------------------------------------
Long-term debt:
  Commercial paper                          225.2    121.5
  Revolving credit loans:
    Domestic                                --        72.0
    Foreign                                 126.9    146.1
  Other                                      12.4     15.4
----------------------------------------------------------
  Total long-term debt                      364.5    355.0
----------------------------------------------------------
                                           $423.5   $406.0
==========================================================

Short-term borrowings

The weighted average interest rate for all short-term borrowings was 5.1% and 7.3% at June 30, 1995 and 1994, respectively.

Long-term debt

At June 30, 1995, the Company had long-term bank credit facilities totaling $815 which expire on December 30, 1997 and 1999. Availability under these credit agreements at June 30, 1995 was $450. In addition, the Company has other international credit arrangements with banks totaling $264 of which $199 was available at June 30, 1995. Several of the Company's subsidiaries have the ability to borrow from a long-term bank credit facility and the other international credit arrangements.

  Absent the effects of interest rate swap agreements, the effective interest rates at June 30, 1995 were 6.3% on commercial paper and 7.4% on foreign revolving credit loans, respectively. Incorporating the effects of the interest rate swap agreements discussed in Note 11, the effective interest rate on $225 of domestic borrowings was 7.1%.

  The Company is required to repay under its long-term bank credit facilities $25 and $340 in 1997 and 1999, respectively. Commercial paper and revolving credit loans are classified as noncurrent as the Company has the intent and ability to refinance these borrowings on a long-term basis.

  The credit facilities require, under some conditions, that a portion of the net proceeds from the sale of assets be applied to reduce commitments or repay advances under the credit facilities. These facilities also contain financial and other restrictive covenants, including limitations on indebtedness and liens.

11. FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to reduce its exposures to changes in interest rates, commodity prices and foreign exchange rates. The Company does not hold or issue financial instruments for trading or speculative purposes. The notional amounts of derivatives summarized in this Note do not represent amounts actually exchanged by the parties. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate to interest rates, commodity prices and exchange rates. While these instruments are subject to the risk of loss from changes in exchange and interest rates, and commodity prices, those losses would generally be offset by gains on the related exposures.

  The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail as all counterparties have investment grade credit ratings.

Foreign exchange

International operations account for approximately half of the Company's revenue and operating income. The Company is exposed to foreign exchange risk on transactions which are denominated in a currency other than the operating unit's functional currency. Such transactions include foreign currency denominated imports and exports of raw materials and finished goods (both intercompany and third party), loan payments and dividend payments. In almost all cases the functional currency is the unit's local currency.

  It is the Company's policy to reduce foreign currency cash flow exposure due to exchange rate fluctuations by hedging anticipated and firmly committed foreign currency transactions wherever possible. The Company does not hedge foreign currency translation or foreign currency net assets or liabilities unless such net amounts are expected to be remitted in the form of dividends or payment of intercompany loans.

  The Company closely monitors its foreign currency cash flow transactions and executes forward contracts to reduce its foreign exchange exposures. The use of forward contracts effectively protects the cash flows of the Company against unfavorable movements in exchange rates, to the extent of the amount under the contracts. The use of forward contracts also effectively prevents the Company from benefiting in the event of favorable movements in exchange rates, to the extent of the amount under the contracts.

  In accordance with current accounting standards, the Company defers unrealized gains and losses arising from contracts that hedge existing and identified foreign currency firm third party commitments until the related transaction occurs. Unrealized gains and losses arising from contracts that hedge anticipated intercompany transactions are recorded currently in income. These unrealized gains and losses will fluctuate from quarter to quarter and represent timing issues only, with no economic benefit or cost to the Company until realized. Upon realization, the gains or losses arising on the forward contracts are offset by gains or losses on the related foreign currency exposures.

  As of June 30, 1995, forward exchange contracts outstanding totaled $388 and generally mature within one year. The fair value of the forward contracts at June 30, 1995 was favorable $4.2 (contracts with favorable values totaling $9.8, partially offset by contracts with unfavorable values totaling $5.6) based on dealer quotes. Of this fair value, $5.3 arose from forward contracts related to anticipated intercompany transactions, and is reflected in other income. The remaining fair value of ($1.1) arose from forward contracts which hedge existing and identified future foreign currency firm third party commitments and has been deferred, and will be included in the value of the related foreign currency transactions as they occur.

  The following table summarizes by major currency the contractual amounts of the Company's forward exchange contracts in U.S. dollars. Foreign currency amounts are translated at year-end rates. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase currencies, and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell currencies.


                          JUNE 30, 1995     JUNE 30, 1994
                          --------------------------------
                           BUY     SELL     BUY     SELL
   -------------------------------------------------------
   U.S. Dollar            $107.0   $ 19.1   $67.1    $ 2.8
   Belgian Franc           206.4     65.2     3.6     39.2
   Swedish Krona            13.9     21.0    12.3      2.1
   Spanish Peseta           13.0     14.0
   German Mark              10.7     28.3
   Japanese Yen             18.2              2.8
   British Pound             4.0     38.5
   Italian Lira                      63.6
   Canadian Dollar                   30.1             15.6
   Mexican Peso                      35.2             14.5
   French Franc                      28.7
   Australian Dollar                  8.5
   Austrian Schilling                10.7
   Dutch Guilder            10.0     10.4
   Other                     5.1     19.3             13.8
   -------------------------------------------------------
                          $388.3   $392.6   $85.8    $88.0
   =======================================================


Interest rate swaps

The Company utilizes interest rate swaps to reduce the impact on interest expense of fluctuating rates on variable rate debt. Swaps or other financial instruments that are speculative are not permitted by the Company's internal policies. As of June 30, 1995, $150 notional amount of interest rate swaps were outstanding, effectively fixing that amount (35% of total debt) of variable-rate U.S. dollar debt to an average 7.44% fixed-rate U.S. dollar debt. As of June 30, 1994, $175 notional amount of interest rate swaps were outstanding, with a weighted average interest rate of 7.34%. No funds under the swap contracts were actually borrowed or are to be repaid. Under interest rate swaps, the Company agrees with the other parties to exchange, at specified intervals, the difference between the fixed-rate and floating-rate interest amounts calculated by reference to the agreed notional principal amount. The Company is the payor at a fixed rate (7.44% as of June 30, 1995) and receives a variable rate which is the flat rate for commercial paper as published by the Federal Reserve (6.1% as of June 30, 1995). Amounts due to or from the counterparties to interest rate swaps are reflected in interest expense in the periods in which they accrue. Interest expense reflects the effective interest rate which is fixed through the interest rate swaps. The fair value of interest rate swaps as of June 30, 1995 and 1994 was unfavorable $6.8 and $3.3, respectively, based on dealer quotes. These swaps mature on various dates beginning November 1998 and ending May 1999. As of June 30, 1995 the Company had an additional $50 notional amount interest rate swap related to an operating lease. Under the terms of the lease, the Company's rental expense fluctuates with interest rates. The interest rate swap effectively fixes a portion of this variable rental expense, through fiscal 1998. The fair value of this interest rate swap as of June 30, 1995 was insignificant.

Commodity swaps

The Company is exposed to risk from fluctuating prices for commodities used in the manufacture of batteries. Some of this risk is hedged through commodity swaps executed over the counter with a commercial bank. The Company utilizes commodity swaps to effectively fix the price the Company will pay for zinc, which is a principal component in the manufacturing process, over the life of the swap. Cost of products sold reflects the commodity cost including the effects of the commodity swaps. As of June 30, 1995 and 1994 $26.6 and $22.9, respectively, of commodity swaps were outstanding, maturing through June 30, 1997. The maturity of the contracts highly correlates to the actual purchases of the commodity. Under such contracts the Company pays the counterparty at a fixed rate, and receives from the counterparty a floating rate per pound of zinc; only the net differential is actually paid or received. The amounts paid or received are calculated based on the notional amounts under the contracts. The use of such commodity swaps effectively protects the Company against an increase in the price of the commodity, to the extent of the notional amount under the contract. This also effectively prevents the Company from benefiting in the event of a decrease in the price of the commodity, to the extent of the notional amount under the contract. The fair value of commodity swaps as of June 30, 1995 and 1994 was unfavorable $0.5 and $0.9, respectively, based on dealer quotes. This fair value has not been recorded by the Company as of June 30, 1995, and will be reflected in the cost of the commodity as it is actually purchased.

  The carrying amounts for cash, receivables, accounts payable, accrued liabilities and short-term borrowings approximate fair value because of the short maturity of these instruments. The fair value of long-term debt is estimated based on current rates offered to the Company for debt of like maturities, and approximates its carrying value.

12. CAPITAL STOCK AND STOCK OPTIONS

The Company maintains two stock option plans. The Duracell Shares Plan provides options to all employees to purchase up to 8,000,000 shares of common stock. Options become exercisable either (i) upon the attainment of specified appreciation in the market value of the Company's common stock or (ii) one-half on the fifth anniversary of the grant date and the balance on the sixth anniversary. At June 30, 1995 exercise prices ranged from $30.50 to $45.63 per share. The options expire seven years from the date of grant or earlier in certain circumstances. The Stock Option Plan for Key Employees provides options to key employees to purchase up to 10,000,000 shares. Substantially all of the outstanding options under such plan are fully exercisable. At June 30, 1995, exercise prices ranged from $5.00 to $33.94 per share. The options expire 10 years from the date of grant or earlier in certain circumstances.

  Information regarding the Company's two option plans is summarized below (options in thousands):

                          Stock Options             Price Per Share
   ----------------------------------------------------------------
   OUTSTANDING AT JUNE 30, 1992   7,755              $ 5.00 - 32.56
   Granted                        7,186               33.88 - 35.63
   Exercised                     (2,631)               5.00 - 28.31
   Canceled                        (246)               5.00 - 35.63
   ----------------------------------------------------------------
   OUTSTANDING AT JUNE 30, 1993  12,064              $ 5.00 - 35.63
   Granted                          601               30.50 - 40.31
   Exercised                     (2,463)               5.00 - 39.06
   Canceled                        (690)               5.00 - 39.06
   ----------------------------------------------------------------
   OUTSTANDING AT JUNE 30, 1994   9,512              $ 5.00 - 40.31
   Granted                          714               30.50 - 45.63
   Exercised                     (1,329)               5.00 - 39.13
   Canceled                        (511)               8.50 - 45.63
   ----------------------------------------------------------------
   OUTSTANDING AT JUNE 30, 1995   8,386              $ 5.00 - 45.63
   ----------------------------------------------------------------
   EXERCISABLE AT JUNE 30, 1995   2,946              $ 5.00 - 39.13
   ================================================================

  At June 30, 1995, limited partnerships in which Kohlberg Kravis Roberts & Co., L.P. is the general partner owned an aggregate of 41,100,000 shares of the Company's common stock.

13. INCOME TAXES

The provision for income taxes consisted of:

                                     1995    1994     1993
   -------------------------------------------------------
   Current:
     U.S. federal                  $ 46.0  $  2.9    $ 1.3
     State                            8.4      .8      5.2
     Foreign                         53.4    44.5     39.7
   -------------------------------------------------------
                                    107.8    48.2     46.2
   -------------------------------------------------------
   Deferred:
     U.S. federal                    33.7    72.4      6.7
     State                           12.1     7.1      2.4
     Foreign                         (1.3)   (7.7)     3.6
   -------------------------------------------------------
                                     44.5    71.8     12.7
   -------------------------------------------------------
                                   $152.3  $120.0    $58.9
   =======================================================

  The domestic and foreign components of income before income taxes were as follows:

                                     1995    1994     1993
   -------------------------------------------------------
   Domestic                        $262.4  $224.6   $101.4
   Foreign                          125.7    95.6     81.4
   -------------------------------------------------------
                                   $388.1  $320.2   $182.8
   =======================================================

  Deferred tax assets and liabilities arise from the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and resulted from:

                                             1995     1994
   -------------------------------------------------------
   Deferred tax assets:
     Operating loss carryforwards          $ 73.2   $118.5
     Postretirement benefit obligation       40.0     39.8
     Other                                   46.2     45.3
   -------------------------------------------------------
                                            159.4    203.6
   -------------------------------------------------------
   Deferred tax liabilities:
     Intangibles                            265.9    284.9
     Property, plant and equipment           48.3     47.6
     Other                                   60.0     47.3
   -------------------------------------------------------
                                            374.2    379.8
   -------------------------------------------------------
   Valuation allowance                      (23.6)   (30.1)
   -------------------------------------------------------
                                           $238.4   $206.3
   -------------------------------------------------------

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

  The reconciliation between the actual provision for income taxes and the provision for income taxes at the U.S. federal statutory rate (35% for 1995 and 1994, 34% for 1993) is as follows:

                                                1995    1994     1993
   ------------------------------------------------------------------
   Income before accounting change
     and income taxes                         $388.1  $320.2   $182.8
   ------------------------------------------------------------------
   Income tax expense at U.S. federal
     statutory rate                            135.8   112.1     62.2
   Tax benefit not currently utilizable          5.7     4.0     14.7
   Utilization of net operating
     loss carryforwards                         (6.4)   (5.6)   (42.0)
   Goodwill amortization                         4.9     3.8      3.5
   Changes in tax laws                            .4     (.7)     1.0
   Foreign earnings taxed at
     different rates                             8.2     6.7      6.8
   State, local, and withholding tax
     net of federal income tax benefit          11.0     4.5      6.6
   Other                                        (7.3)   (4.8)     6.1
   ------------------------------------------------------------------
                                              $152.3  $120.0   $ 58.9
   ------------------------------------------------------------------

  Upon adoption of FAS No. 109 in 1994, $22.4 of previously unrecorded tax benefits arising from stock option exercises were recognized in capital surplus.

  During fiscal 1995 the Company formally resolved all issues arising from the U.S. Internal Revenue Service's (the "IRS") audit of the Company's income tax returns for the years ended June 30, 1988, 1989 and 1990. The settlement was made pursuant to the IRS's Intangibles Settlement Initiative, a program designed by the IRS to allow an early settlement of a large number of pending cases involving acquisitions that included significant intangible assets. The settlement, recorded in fiscal 1994, reduced the U.S. net operating loss carryforward for tax purposes at June 30, 1994 from $350 to approximately $130 and will impact cash flows principally over three years. Because the settlement relates to deductions claimed in connection with assets acquired by the Company in June 1988, the additional tax that will result from the settlement has been recorded as an increase to both deferred tax liabilities and goodwill of $105 on the June 30, 1994 balance sheet. The settlement will not have a significant impact on the Company's future earnings.

  No provision was made in 1995 for U.S. income taxes on the undistributed earnings of the foreign subsidiaries as it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time or repatriate such earnings only when tax effective to do so. At June 30, 1995 undistributed earnings of the foreign subsidiaries amounted to $300. It is not practicable to determine the amount of income or withholding tax that would be payable upon the remittance of those earnings.

  At June 30, 1995, the Company had U.S. foreign tax credit carryforwards for tax purposes of $23, which expire in 1997 - 2000. There were no U.S. carryforwards for book or tax purposes. Foreign net operating loss carryforwards which expire beginning in 1996 are $50 for tax purposes and $50 for book purposes.

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

  The net postretirement benefits expense for the fiscal years ended June 30, 1995, 1994 and 1993 include the following components:

                                                1995    1994     1993
   ------------------------------------------------------------------
   Benefits earned during the year             $ 3.1   $ 3.8    $ 5.4
   Interest cost on the unfunded
     benefit obligation                          3.9     4.6      6.3
   Other                                        (3.4)   (2.3)      --
   ------------------------------------------------------------------
                                               $ 3.6   $ 6.1    $11.7
   ==================================================================

  Postretirement benefits are paid by the Company as incurred. The following table summarizes the actuarially determined status of these benefits at June 30, 1995 and 1994:

                                                        1995     1994
   ------------------------------------------------------------------
   Accumulated postretirement benefit obligation:
     Retirees                                          $ 8.6    $ 8.0
     Fully eligible active participants                  8.8      8.2
     Other active participants                          38.2     32.9
   ------------------------------------------------------------------
                                                        55.6     49.1
   Unrecognized prior service gain                       8.9     11.6
   Unrecognized net gain                                34.3     35.8
   ------------------------------------------------------------------
   Accrued postretirement benefit costs                $98.8    $96.5
   ==================================================================

  This obligation was determined by application of the terms of the postretirement health care and life insurance plan together with relevant actuarial assumptions. The assumptions used were as follows:

                                                        1995     1994
   ------------------------------------------------------------------
   Discount rate                                         8.0%     8.0%
   Initial health care cost trend rate                  10.0%    10.6%
   Ultimate health care cost trend rate                  5.4%     5.4%
   Year in which ultimate trend rate achieved           2002     2002
   ==================================================================


  An increase in the assumed health care trend rates of 1% in each year would increase the aggregate of service and interest cost for 1995 by $1.6 and would increase the June 30, 1995 accumulated postretirement benefit obligation by $10.2.

  During 1994, the Company made certain changes to its postretirement health care and life insurance benefits that became effective January 1, 1995. These changes include, among others, contributions on the part of retirees as well as sharing costs of medical inflation above defined parameters, and reduced the Company's 1994 expense by $2.9.

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

  The net pension expense for the fiscal years ended June 30, 1995, 1994 and 1993 includes the following components:

                                                              Domestic                         International
                                                    -----------------------------------------------------------------
                                                      1995        1994        1993       1995        1994        1993
   ------------------------------------------------------------------------------------------------------------------
   Benefits earned during the year                   $ 8.6       $ 7.8       $ 7.3      $ 2.4       $ 2.3       $ 2.3
   Interest cost on projected benefit obligation       2.6         2.0         1.3        3.2         2.8         2.7
   Actual return on plan assets                       (5.7)        (.6)       (2.1)      (1.5)       (5.4)       (5.3)
   Other                                               2.2        (2.1)         .1       (1.3)        3.1         3.2
   ------------------------------------------------------------------------------------------------------------------
                                                     $ 7.7       $ 7.1       $ 6.6      $ 2.8       $ 2.8       $ 2.9
   ==================================================================================================================

  The following table summarizes amounts included in the Company's consolidated balance sheets and the funded status of Duracell's domestic and international pension plans at June 30, 1995 and 1994:

                                                                                     International
                                                                        ---------------------------------------------
                                                                                 1995                   1994
   ------------------------------------------------------------------------------------------------------------------
                                                                            Assets     Accum.      Assets      Accum.
                                                                            exceed   benefits      exceed    benefits
                                                        Domestic            accum.     exceed      accum.      exceed
                                                    ------------------
                                                      1995        1994    benefits     assets    benefits     assets
   ------------------------------------------------------------------------------------------------------------------
   Actuarial present value of benefit obligations:
     Vested benefit obligation                       $39.3       $30.1       $21.7      $ 8.2       $22.5       $ 8.6
   ------------------------------------------------------------------------------------------------------------------
     Accumulated benefit obligation                  $45.6       $35.9       $21.7      $11.9       $22.5       $ 8.9
   ------------------------------------------------------------------------------------------------------------------
     Projected benefit obligation                    $45.6       $35.9       $25.0      $18.0       $30.2       $ 9.2
   Plan assets at fair value                          40.7        28.7        30.7        6.4        33.5       --
   ------------------------------------------------------------------------------------------------------------------
   Projected benefit obligation in excess
     of (less than) fair value of
     plan assets                                       4.9         7.2        (5.7)      11.6        (3.3)        9.2
   Unrecognized prior service cost                     3.5         4.1        (1.2)       1.4        (1.1)      --
   Unrecognized net gain (loss)                       (1.4)       (3.8)        6.8        2.1         6.9         1.8
   ------------------------------------------------------------------------------------------------------------------
   Accrued pension cost                              $ 7.0       $ 7.5       $ (.1)     $15.1       $ 2.5       $11.0
   ==================================================================================================================

  The assumptions used in determining pension costs and funded status information shown above were:

                                                                                 Domestic             International
                                                                            --------------------------------------------------
                                                                               1995       1994               1995         1994
------------------------------------------------------------------------------------------------------------------------------
   Weighted average of increase in compensation levels                         6.5%       6.5%        4.0% - 6.5%  4.0% - 6.5%
   Discount rate                                                               7.5%       7.5%        7.0% - 9.0%  7.0% - 8.5%
   Expected long-term rate of return on plan assets                            9.0%       9.0%        7.0% - 9.5%  7.0% - 9.0%
=============================================================================================================================

  Plan assets consist primarily of marketable securities and fixed interest bonds.

  The Company sponsors a defined contribution 401(k) thrift plan for domestic employees. The Company matches 50% of employee contributions up to 3% of eligible compensation subject to certain limitations. Total Company contributions to the plan were $3.6, $3.2 and $2.8 for fiscal years ended June 30, 1995, 1994 and 1993, respectively.

15. GEOGRAPHIC AREAS OF OPERATIONS

The Company operates manufacturing facilities and distribution and sales offices worldwide. Manufacturing is conducted in the United States, Canada, Mexico, the United Kingdom, and Belgium. Alkaline manufacturing facilities are currently under construction in China and India.

  Information concerning geographic areas is as follows:

                                         1995      1994      1993
   --------------------------------------------------------------
   SALES:
   North America(1)                  $1,119.2  $1,008.8  $  896.7
   Europe                               614.2     575.9     605.8
   Other International Markets          345.6     286.6     239.7
   --------------------------------------------------------------
                                     $2,079.0  $1,871.3  $1,742.2
   ==============================================================
   OPERATING INCOME:(2)
   North America                     $  327.2  $  279.1  $  218.4
   Europe                               127.4     119.6      89.3
   Other International Markets           51.9      42.2      15.1
   --------------------------------------------------------------
                                        506.5     440.9     322.8
   Corporate/Research & Development     (96.8)    (84.7)    (81.2)
   --------------------------------------------------------------
                                      $ 409.7  $  356.2  $  241.6
   ==============================================================
   IDENTIFIABLE ASSETS:
   North America                      $ 917.6  $  837.3
   Europe                               664.1     608.5
   Other International Markets          241.8     193.2
   ----------------------------------------------------
                                      1,823.5   1,639.0
   Corporate/Research & Development     596.3     647.3
   ----------------------------------------------------
                                     $2,419.8  $2,286.3
   ====================================================

(1) Does not include sales to affiliated companies of $142.7, $99.9 and $76.5 for the fiscal years ended June 30, 1995, 1994 and 1993, respectively.

(2) Includes restructuring charges of $65.0 for the fiscal year ended June 30, 1993. Restructuring costs by geographic segment were $15.1, $31.9, and $18.0 for North America, Europe and Other International Markets, respectively.

  North America includes the United States and Canada. Other International Markets includes Mexico, Brazil, China, Australia, India and Japan, as well as other countries within South America, Latin America, the Pacific Rim, the Middle East and Africa.

  Corporate/Research & Development expenses include worldwide headquarters' administrative costs, amortization of intangibles, research and development, and other unallocable expenses.

16. SUPPLEMENTAL INCOME STATEMENT INFORMATION

Following is other supplemental income statement information:

                                      1995    1994     1993
   --------------------------------------------------------
   Advertising and promotion        $464.2  $427.9   $356.9
   Research and development           34.7    29.6     26.1
   Foreign exchange gains (losses)
     excluding mark-to-market          1.0    (6.7)    (8.7)
   ========================================================

17. COMMITMENTS AND CONTINGENCIES

At June 30, 1995, the Company had various noncancelable operating leases for distribution centers, office buildings, transportation, computer, and other equipment. Certain leases contain escalation clauses based upon increases in the consumer price index. Capital leases as of June 30, 1995 and 1994 were not significant.

  Rental expense for all operating leases was $23.7, $19.0 and $19.2 for the fiscal years ended June 30, 1995, 1994 and 1993, respectively. Future minimum payments under noncancelable operating leases at June 30, 1995 are:

   1996                                              $20.1
   1997                                               18.2
   1998                                               14.5
   1999                                               11.6
   2000                                                9.9
   2001 and thereafter                                14.2
   -------------------------------------------------------
                                                     $88.5
   =======================================================

  During fiscal 1996 the Company will move into a new headquarters facility under an operating lease. Under the terms of that lease, the Company is obligated to either purchase the building prior to fiscal 2003 for approximately $70 (the estimated fair value of the building upon its completion) or make a payment to the lessor at that time of as much as $60, depending on the facts and circumstances at the conclusion of the lease. Neither of these amounts has been included in the preceding table.

  At June 30, 1995, the Company had legally binding commitments to purchase materials aggregating $190 which expire during 1996. In addition, the Company expects its capital expenditures to increase above their current levels over the next several years. At June 30, 1995 legally binding commitments to purchase machinery and equipment totaled $30 and expire during 1996.

  See Note 2 for a discussion of the Company's contingent liability regarding obligations of its joint venture with Toshiba and Varta.

  The Company is involved in legal proceedings related to product liability and other matters, which are incidental to the business, as well as environmental remediation programs at several manufacturing sites. In the opinion of management, the outcome of such proceedings and programs will not materially affect the Company's consolidated results of operations or financial position.

  In September 1994, Duracell, Inc. (the Company's U.S. operating subsidiary) entered into an Administrative Order By Consent with the U.S. Environmental Protection Agency ("EPA") whereunder Duracell has submitted to the EPA a plan for a complete remedial investigation and feasibility study relating to mercury and volatile organic compounds contamination at the Company's Lexington, North Carolina manufacturing site. The Company has also agreed to implement such plan following the EPA's approval of it. Comprehensive remediation actions have taken place at the Lexington site over many years, but additional remediation work is proposed in the plan submitted to the EPA. As of June 30, 1995, Duracell estimates that future investigatory and remediation costs will be approximately $4 million, the cost of which the Company has fully reserved. The Company believes that the amount reserved is sufficient to remediate the property; however, the final remediation plan has not been agreed to by the EPA. The Company believes that if additional remedial work is required by the EPA beyond the work planned by the Company, such additional remediation would not likely exceed an additional $6 million.

  Kraft, Inc. has agreed to indemnify the Company for certain environmental and workplace liabilities arising out of discontinued non-battery operations of the Company and for certain taxes arising prior to June 24, 1988 -- the date on which the Company acquired the assets of the battery businesses from Kraft, Inc.

18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized below are quarterly financial data for the fiscal years ended June 30, 1995, and 1994. The results of operations for each quarter are not necessarily comparable to the results of other quarters or the full year. Worldwide battery sales are significantly greater in the first half of the Company's fiscal year than the second half due to consumers' traditionally strong purchases during the holiday season.

                                      1st Quarter             2nd Quarter            3rd Quarter             4th Quarter
                                    ----------------------------------------------------------------------------------------
                                      1995       1994        1995        1994        1995       1994        1995        1994
----------------------------------------------------------------------------------------------------------------------------
Revenue                             $492.1     $437.5      $730.2      $660.6      $369.2     $337.9      $487.5     $435.3
Operating income                      95.4       81.8       191.6       173.4        33.5       30.5        89.3       70.5
Mark-to-market, net of tax effect     (0.4)      (0.5)        0.6         0.1         6.4       (0.1)       (3.5)      --
Net income                            53.0       44.4       111.1        99.1        25.3       14.9        46.3       41.8
Per share data:(1)
  Mark-to-market                      --         --          --          --            .05      --           (.03)     --
  Net income                            .44        .37         .92         .83         .21       .12          .38        .35
  Cash dividends                        .22        .16         .22         .16         .26       .22          .26        .22
Weighted average shares and

  share equivalents outstanding      121.2      118.4       121.1       119.6       120.1     120.4        120.5      120.8
============================================================================================================================

(1) Quarterly per share data may not equal the annual amounts due to changes in the weighted average shares and share equivalents outstanding.

19. SELECTED FINANCIAL DATA (UNAUDITED)

Set forth below is selected consolidated financial data of the Company at and for each of the five fiscal years in the period ended June 30, 1995.

Fiscal Year Ended June 30,                                   1995           1994          1993           1992        1991
----------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Revenue                                                    $2,079.0       $1,871.3      $1,742.2       $1,616.7    $1,524.1
Restructuring                                                 --             --            (65.0)         --          --
Operating income                                              409.7          356.2         241.6(1)       285.3       256.1
Interest expense                                               27.0           29.6          45.6           80.3       186.3
Income before extraordinary items and accounting change       235.8(4)       200.2         123.9(2)       166.8        41.2
Extraordinary items, net of income tax benefit                --             --            --             (39.0)      (75.4)
Accounting change, net of income tax benefit                  --             --            (75.4)         --          --
Net income (loss)                                             235.8          200.2          48.5          127.8       (34.2)
Per share data:
  Income before extraordinary items and accounting change       1.95(5)        1.68          1.04(3)        1.43         .50
  Extraordinary items                                         --             --            --               (.34)       (.92)
  Accounting change                                           --             --              (.63)        --          --
  Net income (loss)                                             1.95           1.68           .41           1.09        (.42)
  Dividends                                                      .96            .76           .48         --          --
Weighted average shares and share equivalents outstanding     120.7          119.2         118.8          116.9        82.3
BALANCE SHEET DATA:
Total assets                                               $2,419.8       $2,286.3      $1,997.6       $2,156.6    $2,054.1
Working capital                                               439.4          379.0         202.5          215.8       148.4
Total debt                                                    423.5          406.0         504.5          734.1       923.3
Stockholders' equity                                        1,263.4        1,153.5         981.8        1,008.0       716.1
===========================================================================================================================

(1) Operating income was $306.6 before the restructuring charge.

(2) Income before extraordinary items and accounting change was $171.3 before the impact of restructuring costs.

(3) Income before extraordinary items and accounting change per share was $1.44 before the impact of restructuring costs.

(4) Income before extraordinary items and accounting change was $232.7 before the impact of marking to market forward contracts, as discussed in Note 11.

(5) Income before extraordinary items and accounting change per share was $1.93 before the impact of marking to market forward contracts, as discussed in
    Note 11.

REPORT OF MANAGEMENT


Management of Duracell is responsible for the preparation, integrity, and objectivity of the financial information presented in this Annual Report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, and include amounts that are based upon management's best estimates and judgements.

  The Company maintains a system of internal accounting control designed to provide reasonable assurance of the reliability of financial records and the proper safeguarding of assets. Such controls are based on established policies and procedures, are implemented by trained personnel, and provide for appropriate division of responsibility. The internal control system is monitored through a comprehensive internal audit program.

  The financial statements have been audited by the independent accounting firm, Deloitte & Touche LLP, whose appointment is ratified annually by shareholders. The independent accountants conduct a review of internal accounting controls to the extent required by generally accepted auditing standards and perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.

  The Board of Directors, through its Audit Committee composed solely of nonmanagement directors, meets periodically with management, the internal auditors, and the independent accountants to review accounting principles, internal accounting controls, and financial reporting practices of the Company. Both the internal auditors and the independent accountants have free access to the Audit Committee with or without the presence of management.

/S/CHARLES R. PERRIN

CHARLES R. PERRIN
Chairman and Chief Executive Officer


/s/ G. WADE LEWIS
Senior Vice President and Chief Financial Officer


/s/ ROBERT A. BURGHOLZER, JR.
Vice President and Controller


INDEPENDENT AUDITORS' REPORT


We have audited the accompanying consolidated balance sheet of Duracell International Inc. and its subsidiaries as of June 30, 1995 and 1994, and the related statements of consolidated operations, equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Duracell International Inc. and its subsidiaries at June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

  As discussed in Note 4 to the consolidated financial statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106.


                                                  /s/ Deloitte & Touche LLP

Stamford, Connecticut
August 10, 1995