Form 10-K405, Exhibit 13
period 1996-06-30
DURACELL INTERNATIONAL INC
filed 1996-09-27
CIK 873482

FINANCIAL REVIEW



RESULTS OF OPERATIONS

1996 marked another year of solid gains in Duracell's four key measures: alkaline volume, revenue, operating income and earnings per share. During the year, Duracell also made substantial progress in addressing strategic priorities in support of long-term growth. Highlights include:

- -   record investments in capital spending -- including new alkaline plants in
    China and India which will begin production in fiscal 1997

- -   introduction of new DURACELL(R) PowerCheck batteries, featuring the only on-battery fuel gauge in the market, which adds value for the consumer and should stimulate alkaline penetration and volume growth

- -   completion of the rechargeable nickel metal hydride joint venture's manufacturing facility, 40% of which is owned by Duracell

- -   the acquisition of Eveready South Africa, which establishes clear market leadership in that country

- -   acceleration of the timeframe for production of lithium ion rechargeable batteries, now planned for fiscal 1997


Following is a summary of Duracell's financial achievements over the last five years:


(Units/$ in millions, except per share amounts)              1996         1995         1994       1993        1992
Alkaline Volume                                             3,032        2,726        2,437      2,196       1,978
Revenue                                                    $2,290       $2,079       $1,871     $1,742      $1,617
Gross Profit                                                1,448        1,352        1,224      1,102       1,026
Advertising and Promotion                                     492          464          428        357         327
Research and Development                                       34           35           30         26          21
Other Operating Expenses                                      477          443          410        412         393
Operating Income Before Restructuring                         445          410          356        307         285
Operating Margin Before Restructuring                        19.4%        19.7%        19.0%      17.6%       17.6%
Restructuring                                                  --           --           --         65          --
Operating Income                                              445          410          356        242         285
Interest Expense                                               25           27           30         46          80
Tax Expense                                                   156          152          120         59          44
Effective Tax Rate                                           38.9%        39.2%        37.5%      32.2%       20.9%
Income Before Extraordinary Items and Accounting Change    $  245       $  236       $  200     $  124      $  167

Per Share Summary:
   Before Restructuring                                    $ 2.02(1)    $ 1.95(1)    $ 1.68     $ 1.44      $ 1.43
   Restructuring                                               --           --           --      (0.40)         --
Income Before Extraordinary Items and Accounting Change    $ 2.02(1)    $ 1.95(1)    $ 1.68     $ 1.04      $ 1.43
Weighted Average Shares and Share Equivalents                 121          121          119        119         117


(1) Income per share, before extraordinary items and accounting change, was $2.10 and $1.93 in 1996 and 1995, respectively, before the impact of marking to market forward foreign currency contracts. See Note 10 to the Consolidated Financial Statements.

Key measures of 1996 results are as follows:

- -   Alkaline Volume Improved 11%

    Unit gains were driven by market growth, share gains, geographic expansion, expanded customer base and strong customer alliances.

- -   Revenue Increased 10% (11% Performance*)

    Driven primarily by increased alkaline volume and geographic expansion, 1996 was the twenty-third consecutive year of revenue growth. Sales of rechargeable batteries nearly doubled from 1995's level.

- -   Advertising and Promotion Increased to Record Level

    Record investments were made in new advertising and promotional programs to support brand awareness.

- -   Investment in Research and Development Remained Strong

    Duracell's continuing commitment to this area has led to the alkaline PowerCheck on-battery tester and the further development of rechargeable nickel metal hydride and lithium ion batteries.

- -   Other Operating Expenses Leveraged

    Despite significant spending in support of geographic expansion, other operating expenses declined as a percentage of revenue.

- -   Operating Income Grew 9%

    Operating income grew as a result of the revenue increase and continued leveraging of other operating expenses.

- -   EPS Rose 9% to $2.10 -- Exclusive of Mark-to-Market Impact

*"PERFORMANCE" -- EXCLUDES THE IMPACT OF FOREIGN CURRENCY TRANSLATION (I.E., THE IMPACT OF TRANSLATING THE INCOME STATEMENT FROM LOCAL CURRENCY INTO U.S. DOLLARS).

                                   [GRAPHS]

                                 REVENUE GROWTH
                             (millions of dollars)

                      1992    1993    1994    1995    1996
                      1,617   1,742   1,871   2,079   2,290


                            OPERATING INCOME GROWTH
                             (millions of dollars)

                      1992    1993    1994    1995    1996
                      285     307     356     410     445

Restructuring: $65
Operating Income


                       IMPROVEMENT IN EARNINGS PER SHARE
                                  (in dollars)

                      1992    1993    1994    1995    1996
                      1.43    1.44    1.68    1.93    2.10

Restructuring: $.40
Earnings Per Share
Excluding mark-to-market of -$.08 in F'96 and $.02 in F'95.

THE EXPANDED CAPACITY AND GREATER OUTPUT OF DURACELL'S NORTH AMERICAN OPERATIONS PAID OFF IN FISCAL 1996 WITH A 14 PERCENT INCREASE IN ALKALINE VOLUME, A GAIN DRIVEN BY CONTINUING MARKET GROWTH AND STRONGER-THAN-EVER WAREHOUSE CLUB BUSINESS. IN THE FOURTH QUARTER, AS THE ROLLOUT OF DURACELL POWERCHECK BATTERIES BEGAN, THE MOMENTUM CONTINUED -- VOLUME WAS UP 20 PERCENT OVER THE PREVIOUS YEAR'S FOURTH QUARTER.

ILLUSTRATIONS BY JEAN WISENBAUGH

    FISCAL YEAR 1996 VERSUS FISCAL YEAR 1995

    North America



                                                      % Increase
                               1996      1995       Rpt.        Perf.

Alkaline Unit Volume            1,539     1,349        14        14
Revenue                        $1,250    $1,119        12        12
Operating Income               $  356    $  327         9         9


    Duracell's North American operations generated double-digit growth rates in alkaline unit volume and revenue, but product mix issues and higher production costs held the operating income growth rate to 9%. The volume gains reflect continued market growth (i.e., device growth), expansion of warehouse club volumes and strong fourth quarter volumes as customers purchased in anticipation of the July 1996 price increase. Volumes also benefited from renewed business with a major Canadian account. Revenue growth resulted from the alkaline volume gains, increased sales of rechargeable batteries and the benefit of the fourth quarter fiscal 1995 price increase, partially offset by unfavorable product mix. Product mix issues include the shift toward multi-packs, at a lower average price per battery.

       Although operating income grew slower than revenue as a result of the impact of the adverse product mix and higher production costs, operating income was up 9% due to the sales growth and operating expense leverage.

    Europe

                                                       % Increase
                               1996      1995       Rpt.        Perf.
Alkaline Unit Volume              749       704         6         6
Revenue                        $  632    $  614         3         1
Operating Income               $  132    $  128         4         2


    Duracell Europe achieved modest volume growth despite generally soft economic conditions. Alkaline volume increased 6% as new distribution into Emerging Markets (notably Poland and Russia), renewed business with a major retailer in France, and rebound from a weak prior year in Spain were mitigated by the impact of unfavorable economic conditions in Italy and Germany. Nonrecurrence of military orders in the U.K. also held down overall volume growth. Sales growth was not as strong as volume growth, due to the shift towards multi-packs, growth in lower-priced Emerging Markets, customer mix and a competitive pricing environment. Operating income grew in line with sales, as the impact of unfavorable mix and increased costs to support the new business in Emerging Markets were offset by leveraging of operating expenses.

    Other International Markets

                                                      % Increase
                               1996      1995       Rpt.        Perf.
Alkaline Unit Volume              744       673        11        11
Revenue                        $  408    $  346        18        27
Operating Income               $   59    $   52        14        23


    Expanded distribution in China and other Asian markets (e.g., Korea, Taiwan), combined with continued stable economic conditions in Brazil, led the volume growth in Duracell's Other International Markets segment. These successes were partially offset by weakness in Mexico, which continued the economic malaise which followed the December 1994 peso devaluation, and the impact of efforts to control product diversion in the Middle East/Africa. Volumes in Japan and Hong Kong were down from the prior year, due to economic conditions and the

                                   [GRAPHS]

                         ALKALINE UNIT VOLUME GROWTH
                             (millions of units)

                     1992    1993    1994    1995    1996

                    1,978   2,196   2,437   2,726   3,032

DURACELL'S FAST-GROWING OTHER INTERNATIONAL MARKETS SEGMENT OVERCAME TWO SIGNIFICANT HURDLES - A PERSISTENTLY SLUGGISH MEXICAN ECONOMY AND PRODUCT DIVERSION IN THE MIDDLE EAST/AFRICA - TO POST DOUBLE-DIGIT GAINS IN THREE KEY
MEASURES: VOLUME, REVENUE AND OPERATING INCOME. LEADING THIS PERFORMANCE WERE DURACELL'S BUSINESSES IN BRAZIL AND CHINA.

    changeover to a direct sales force, respectively. Excluding Mexico, volume grew 17% (although Mexico's performance did improve late in the fiscal year, with fourth quarter volumes up 10% from the prior year). Revenue benefited from the volume growth and the impact of increased prices across most markets, along with increased high-power sales. The addition of Eveready South Africa (acquired during the fourth quarter of fiscal 1996) also contributed to the revenue increase.

       Operating income growth reflects the revenue results and the benefits of increased pricing, mitigated by higher spending in support of geographic expansion. The impact of a non-recurring inventory fair value adjustment related to the Eveready South Africa acquisition also adversely affected operating income in the fourth quarter. Accounting rules for acquisitions require that inventory on hand at the time of the acquisition be written up to its "fair value," substantially reducing the gross profit recorded when such inventory is sold.

    FISCAL YEAR 1995 VERSUS FISCAL YEAR 1994

    North America


                                                      % Increase
                               1995       1994      Rpt.       Perf.
Alkaline Unit Volume            1,349     1,182        14        14
Revenue                        $1,119    $1,009        11        11
Operating Income               $  327    $  279        17        17


    North America's growth led the way for Duracell's record results. For the second consecutive year, North America experienced double-digit gains in alkaline volume, revenue and operating income. Alkaline volume growth was driven by market growth (i.e., device growth) in the mass merchandise outlets in the United States, expansion of warehouse club volumes and increased shipments to Original Equipment Manufacturers ("OEM's"). Revenue increased as a result of the higher alkaline volume and increased primary lithium sales, although the revenue growth rate was tempered by a higher mix of lower priced alkaline volume (multi-packs; OEM sales). An alkaline price increase was implemented during the fourth quarter of fiscal 1995.

       Operating income growth reflects the revenue increase and the improved leverage of non-advertising and promotion expenses.

    Europe

                                                      % Increase
                               1995      1994       Rpt.       Perf.

Alkaline Unit Volume              704       683         3         3
Revenue                        $  614    $  576         7        (1)
Operating Income               $  128    $  120         7        --


    Although hindered by ongoing economic weakness throughout Europe, alkaline volume growth was achieved through continued expansion into Eastern Europe and the launch of improved product during 1995. The ongoing economic weakness has resulted in consumers trading down to lower priced, lower performing batteries. Increased shipments to nontraditional customers, such as industrial and military business in the U.K., also contributed to the volume growth.

       Reported revenue benefited from $44 million of favorable currency translation, while on a performance basis revenue was down slightly, as volume growth was offset by unfavorable product and country mix. Operating income grew in line with revenues, as the costs associated with geographic expansion offset leveraging of other operating expenses.

    Other International Markets


                                                        % Increase
                               1995      1994         Rpt.       Perf.
Alkaline Unit Volume              673       572        18        18
Revenue                        $  346    $  287        21        25
Operating Income               $   52    $   42        23        33

                                   [GRAPHS]

                             GEOGRAPHIC EXPANSION
             Countries in which Duracell exceeds 1 million units

                     1992    1993    1994    1995    1996
                      30      33      39      40      50

WHAT WILL POWER THE FUTURE GROWTH OF DURACELL? CONTINUING, SIGNIFICANT INVESTMENTS IN ENHANCING THE PERFORMANCE OF ITS ALKALINE BATTERIES AND IN DEVELOPING NEW HIGH-POWER PRODUCTS, SUCH AS NICKEL METAL HYDRIDE AND LITHIUM ION RECHARGEABLE BATTERIES. THE 3C ALLIANCE JOINT VENTURE TO MANUFACTURE NICKEL METAL HYDRIDE CELLS, IN WHICH DURACELL OWNS A 40 PERCENT STAKE, IS SCHEDULED TO BEGIN COMMERCIAL PRODUCTION EARLY IN FISCAL 1997; THE COMPANY IS SCHEDULED TO BEGIN PRODUCTION OF LITHIUM ION RECHARGEABLE BATTERIES LATER IN THE FISCAL YEAR.

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

    CORPORATE/RESEARCH & DEVELOPMENT

                                    1996      1995       1994
    Operating Expenses              $102      $97        $85

    Significant investments in research continue to be made to develop new high-power products, such as nickel metal hydride and lithium ion rechargeable batteries, and to further enhance the performance and quality of DURACELL alkaline batteries. Corporate expenses increased when comparing 1995 to 1994 due to increased amortization of goodwill as a result of the IRS settlement discussed in Note 12.

    INTEREST EXPENSE

                                    1996       1995      1994
    Interest Expense                $25        $27       $30

    High levels of capital investment during 1996 resulted in a greater portion of interest being related to construction in progress and allocated to those new assets. Thus interest expense decreased from 1995 despite increased borrowings associated with the acquisition of Eveready South Africa during the fourth quarter of 1996. The decrease from 1994 to 1995 was due to lower average debt levels, partially offset by higher interest rates in North America and Mexico.

    TAX EXPENSE

                                    1996        1995       1994
    Earnings Before Taxes           $400        $388       $320
    Tax Expense                      156         152        120
    Effective Tax Rate                39%         39%        38%

    Higher tax expense was incurred primarily as a result of increased earnings before taxes.


                                   [GRAPHS]

                            EARNINGS BEFORE TAXES
                               (millions of $)

                     1992    1993    1994    1995    1996
                     211     248     320     383     417

Restructuring: $65

Earnings before taxes

Excluding mark-to-market of $(17) in F'96 and $5 in F'95

THIS YEAR, DURACELL SPENT $139 MILLION TO ACQUIRE EVEREADY SOUTH AFRICA, WHICH COMMANDS THE LEADING SHARE OF THAT COUNTRY'S BATTERY MARKET. THE ACQUISITION SUPPORTS DURACELL'S CONTINUING STRATEGY OF AGGRESSIVELY ENTERING NEW AND PROMISING CONSUMER BATTERY MARKETS AROUND THE WORLD AND PROVIDES AN INSTANT SALES AND DISTRIBUTION CHANNEL IN SOUTH AFRICA. BEYOND ESTABLISHING DURACELL AS THE BATTERY MARKET LEADER IN THE COUNTRY, THE PURCHASE PROVIDES A BASE FOR DURACELL'S GROWTH IN OTHER AFRICAN MARKETS.

    FINANCIAL CONDITION

    Following is a summary of Duracell's key cash flow components:

    (Dollars in millions)                            1996     1995     1994
    Cash provided by operating activities           $ 267    $ 225    $ 245
    Capital expenditures                             (172)    (108)     (69)
    Acquisition of Eveready South Africa             (139)    --       --
    Dividends paid                                   (131)    (113)     (89)
    Debt increase (reduction)                         160       23      (94)

    Cash Provided by Operating Activities Remains Strong

    Cash from operations grew 19% to $267 million, providing funds for record levels of investment to support future growth and for the return of cash to shareholders through increased dividends. Working capital requirements increased due to growth of the business and geographic expansion.

    Capital Spending Reached an All-Time High

    Capital investments exceeded $170 million and provided added alkaline capacity to support continued growth, including the new plants in China and India, as well as continued manufacturing productivity gains in existing alkaline plants.

    Acquisitions

    On April 15, 1996 Duracell purchased Eveready South Africa, the leading manufacturer and distributor of consumer batteries in South Africa, for approximately $139 million. Eveready South Africa is not affiliated with U.S.-based Eveready Battery Company. The acquisition positions Duracell as the leading consumer battery company in South Africa and provides a strong base for Duracell's continued growth there and in other strategic African markets. The acquisition did not materially impact Duracell's fiscal 1996 results and is not expected to have a material impact on future results.

         In May, 1996 Duracell announced the intended acquisition of STC Corporation's SUNPOWER trademark and consumer battery sales and distribution operations in South Korea, for approximately $115 million. SUNPOWER is a major battery brand in South Korea. Completion of the transaction requires certain government approvals, which are still pending.

    Dividends Paid to Shareholders Totaled $131 Million

    Quarterly dividends were increased 12% in March 1996 to an all-time high of $.29 per share.

    Debt was Incurred to Support Increased Activity

    The majority of the increase in debt levels related to the Eveready South Africa acquisition. Duracell's debt-to-capital ratio as of June 30, 1996 was 29%.


                                   [GRAPHS]

                       INVESTMENTS IN CAPITAL PROJECTS
                               (millions of $)

                     1992    1993    1994    1995    1996
                     54      42      69      108     172


                     PER SHARE QUARTERLY DIVIDEND GROWTH
                                    (in $)

                     8/92    2/93    2/94    2/95    2/96
                     0.08    0.16    0.22    0.26    0.29

DURACELL HAS BALANCED THE SHORT-TERM REWARD OF DIVIDEND PAYMENTS TO SHAREHOLDERS WITH THE LONGER-TERM REWARD PROVIDED BY CONTINUED INVESTMENT IN GROWTH. THE COMPANY PLANS TO USE OPERATING CASH FLOW TO FUND FUTURE WORKING CAPITAL AND CAPITAL EXPENDITURE REQUIREMENTS, INCLUDING PROJECTS THAT WILL INCREASE MANUFACTURING CAPACITY TO SUPPORT CONTINUED ALKALINE VOLUME GROWTH, INITIATIVES IN GEOGRAPHIC EXPANSION AND INCREASED INVESTMENTS IN THE HIGH-POWER NICKEL METAL HYDRIDE AND LITHIUM ION RECHARGEABLE BATTERY BUSINESS.

    CASH FLOW

    Cash provided by operating activities was used principally for continued investment in the business through capital expenditures and returned to shareholders through the payment of dividends. The level of capital expenditures is expected to be reasonably consistent over the next several years, as spending on the new alkaline manufacturing facilities in China and India is replaced by increased investments to manufacture new high-power nickel metal hydride and lithium ion rechargeable batteries as well as continued expansion of alkaline capacity.

       Duracell plans to use the cash generated from operations to fund its future working capital and capital expenditure requirements needed to support continued alkaline growth, geographic expansion and investment in high-power rechargeable batteries. Funds available from unused bank credit facilities will be used primarily to fund seasonal working capital during the year when receivables and inventories rise to meet operating requirements.

       In August 1992, Duracell, Toshiba Battery Co., Ltd. and Varta Batterie A.G. (the "Alliance members") entered into a five year agreement to engage in joint research and development of nickel metal hydride rechargeable cells, which are used in high power devices such as laptop computers, cellular phones and other consumer electronic devices. In October 1994, affiliated companies of the Alliance members formed a joint venture to manufacture nickel metal hydride cells in the United States, and production will commence in fiscal 1997. Duracell holds a 40% interest in the joint venture, which has an indefinite duration, and expects to contribute
    $20 million of capital (portions of which were contributed during 1995 and 1996). In addition to the equity contributions by the Alliance partners, the joint venture will utilize third party borrowings. Duracell has guaranteed its 40% share of such borrowings, as described in Note 2 of the Consolidated Financial Statements.

       Dividends paid increased 16% over the prior year, reflecting the per share dividend increases and the greater number of shares outstanding.

       Duracell has resolved all issues arising from the IRS's audit of the Company's income tax returns for the years ended June 30, 1988, 1989 and 1990. The settlement was made pursuant to the IRS's Intangibles Settlement Initiative, a program designed by the IRS to allow an early settlement of a large number of pending cases involving acquisitions that included significant intangible assets. The settlement reduced the U.S. net operating loss carryforward for tax purposes at June 30, 1994 from $350 million to approximately $130 million, impacting cash flows principally during fiscal years 1995 through 1997. Because the settlement relates to deductions claimed in connection with assets acquired by Duracell in June 1988, the additional tax that will result from the settlement has been recorded as an increase to both deferred tax liabilities and goodwill of $105 million on the June 30, 1994 balance sheet.

                                   [GRAPHS]


                            DEBT-TO-CAPITAL RATIO
                                  (percent)

                     1992    1993    1994    1995    1996
                      42      34      26      25      29

IN A YEAR OF UNPRECEDENTED INVESTMENT IN ITS CORE BUSINESS AND KEY STRATEGIC INITIATIVES - INCLUDING DURACELL'S FIRST ACQUISITION IN MORE THAN A DECADE, CONTINUING CONSTRUCTION AT NEW MANUFACTURING PLANTS, ACCELERATED PRODUCTION CAPACITY AT ITS EXISTING PLANTS AND THE INTRODUCTION OF POWERCHECK BATTERIES - DURACELL PAID CASH DIVIDENDS TO SHAREHOLDERS OF $131 MILLION, OR $1.10 PER COMMON SHARE, DURING FISCAL 1996. THAT COMPARES TO DIVIDENDS OF $113 MILLION, OR $.96 PER COMMON SHARE, IN THE PREVIOUS YEAR.

    LIQUIDITY AND CAPITAL RESOURCES

    As of June 30, 1996, Duracell had $818 million in contractually committed lines of credit from long-term bank credit facilities under which $479 million was outstanding. Commitments under the facilities are used to support commercial paper, of which $434 million was outstanding at June 30, 1996. Duracell's commercial paper program is rated investment grade. Unused borrowing capacity under its principal bank credit facilities at June 30, 1996 was $339 million.
       In September, 1994, Duracell entered into an administrative order by consent with the U.S. Environmental Protection Agency ("EPA") whereunder it has submitted to the EPA a plan for a complete remedial investigation and feasibility study ("RIFS") relating to mercury and volatile organic compounds contamination at its Lexington, North Carolina manufacturing site. The investigation work under the RIFS has been completed and certain supplemental investigatory activities are presently being discussed with the EPA. Comprehensive remediation actions have taken place at the Lexington site over many years, but additional remediation work will be necessary based upon the outcome of the RIFS. During 1996, Duracell has revised its estimates related to remediation costs based on additional information obtained as the investigation progressed. As of June 30, 1996, Duracell believes that reasonably estimable investigatory and remediation costs will be approximately $6 million, which is fully reserved. However, site investigation is not yet complete and the remediation plan has not been agreed to by the EPA. Duracell believes that if additional remedial work is required, such additional remediation would not likely exceed an additional $10 million.

    Restructuring

    On July 25, 1996, Duracell announced that it is actively evaluating a restructuring that is expected to result in a charge of about $60 million in the second half of fiscal 1997. Although specifics have not been worked out, a significant portion of the charge would be tied to restructuring Duracell's European operations, where growth has been limited in recent years due to sluggish economic conditions.

    FINANCIAL STRATEGY

    After fully funding investments in its core business and key strategic initiatives, and maintaining the capital structure necessary to sustain an investment grade credit rating, Duracell returned a portion of cash flow to shareholders by paying cash dividends of $131 million, or $1.10 per common share, during the fiscal year ended June 30, 1996. This return amounted to 51% of net income, compared with 48% in 1995 and 44% in 1994. Duracell expects to continue paying cash dividends with a payout ratio in line with comparable consumer product companies.

       During fiscal 1995 Duracell repurchased 1,000,000 shares of its common stock in open market purchases at a total cost of $41.2 million. Future excess cash may be used to repurchase shares of Duracell's common stock depending upon prevailing market conditions. Duracell has the authorization to purchase up to 3,000,000 shares of its common stock reflecting the original 4,000,000 share authorization by the Board of Directors less the 1,000,000 shares purchased through June 1996.

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

                                   [GRAPHS]

                         INCREASES IN DIVIDENDS PAID
                               (millions of $)

                         1993    1994    1995    1996
                         55      89      113     131

FOR ANY COMPANY OPERATING INTERNATIONALLY, FINANCIAL TRANSACTIONS ARE SUBJECT TO MOVEMENTS IN FOREIGN CURRENCY EXCHANGE RATES. TO ADDRESS THIS FISCAL RISK, DURACELL HEDGES FOREIGN CURRENCY TRANSACTIONS WHEREVER ECONOMICALLY FEASIBLE, WITHIN LIMITS SET BY ITS OWN RISK MANAGEMENT POLICY. DURACELL USES FORWARD CONTRACTS, INTEREST RATE SWAPS AND COMMODITY SWAPS TO HEDGE ITS EXPOSURES TO MOVEMENTS IN FOREIGN CURRENCY EXCHANGE RATES, INTEREST RATES AND COMMODITY PRICES, RESPECTIVELY. USE OF SPECULATIVE DERIVATIVES IS PROHIBITED BY INTERNAL POLICY.

    currency transactions wherever economically feasible (within risk limits established by Duracell's policy). Duracell does not speculate in foreign currencies. Duracell does not hedge foreign currency income translation or foreign currency net assets or liabilities unless such net amounts are expected to be remitted in the form of dividends or payment of intercompany loans. In almost all cases the counterparties to the forward contracts are financial institutions with investment grade credit ratings. Approximately 40% of Duracell's foreign currency forward contracts are with a single financial institution.
       Duracell closely monitors its foreign currency cash flow transactions and executes forward contracts to reduce its foreign exchange exposures. The use of forward contracts effectively protects Duracell's cash flows against unfavorable movements in exchange rates, to the extent of the amount under the contracts. The use of forward contracts also effectively prevents Duracell from benefiting in the event of favorable movements in exchange rates, to the extent of the amount under the contracts.

       As of June 30, 1996, forward exchange contracts outstanding totaled $591 million and generally mature within one year. In accordance with current accounting standards, Duracell defers unrealized gains and losses arising from contracts that hedge existing and identified foreign currency firm third party commitments until the related transaction occurs. Gains and losses arising from contracts that hedge existing transactions (e.g., debt denominated in a foreign currency) are recorded currently in income, and offset gains or losses arising from the transactions being hedged. Unrealized gains and losses arising from contracts that hedge anticipated intercompany transactions are recorded currently in income. These unrealized gains and losses will fluctuate from quarter to quarter and represent timing issues only, with no economic benefit or cost to the Company until realized. Upon realization, the gains or losses arising on the forward contracts are offset by gains or losses on the related hedged transactions.

    Interest Rate Swaps

    Duracell utilizes interest rate swaps to reduce the impact on interest expense of fluctuating rates on variable rate debt. Swaps or other financial instruments that are speculative are not permitted by Duracell's internal policies. As of June 30, 1996, $150 million notional amount of interest rate swaps were outstanding, effectively fixing that amount of variable rate U.S. dollar debt to an average 7.44% fixed rate U.S. dollar debt. No funds under the swap contracts were actually borrowed or are to be repaid. As of June 30, 1996 Duracell had an additional $50 million notional amount interest rate swap related to an operating lease. Under the terms of the lease, Duracell's rental expense fluctuates with interest rates. The interest rate swap effectively fixes a portion of this variable rental expense, through fiscal 1998. Under interest rate swaps, Duracell agrees with the other parties to exchange, at specified intervals, the difference between the fixed-rate and floating-rate interest amounts calculated by reference to the agreed notional principal amount. These swaps mature on various dates beginning June 1998 and ending May 1999. Duracell is exposed to credit-related losses in the event of nonperformance by the counterparties to these swaps, although no such losses are expected as the counterparties are commercial banks having an investment grade credit rating.


                                   [GRAPHS]

                               GROWTH IN INCOME
                                (million of $)

                     1992    1993    1994    1995    1996
                     167     171     200     233     255

Restructuring: $47

Income
Excluding mark-to-market of -$10 in F'96 and $3 in F'95

AFTER A YEAR OF UNPRECEDENTED ACTIVITY IN FISCAL 1996, DURACELL ENTERS 1997 WITH STRONG MOMENTUM AND HIGH EXPECTATIONS. THE NEW YEAR WILL BE A PIVOTAL ONE FOR THE DEVELOPMENT AND PRODUCTION OF LITHIUM ION AND NICKEL METAL HYDRIDE RECHARGEABLE BATTERIES. BUT THE COMPANY'S AMBITION AND ATTENTION ARE ALSO FOCUSED ON THE ADVERTISING AND PROMOTIONAL LAUNCH OF POWERCHECK BATTERIES; PRODUCTION START-UPS AT NEW MANUFACTURING PLANTS IN CHINA AND INDIA; THE INTEGRATION OF RECENTLY ACQUIRED EVEREADY SOUTH AFRICA; AND COMPLETION OF A RESTRUCTURING PLAN FOR SEVERAL ASPECTS OF THE BUSINESS, INCLUDING DURACELL'S SIGNIFICANT EUROPEAN OPERATIONS.

    Commodity Swaps

    Duracell is exposed to risk from fluctuating prices for commodities used in the manufacture of batteries. Some of this risk is hedged through commodity swaps executed over the counter with commercial banks. Duracell utilizes commodity swaps to effectively fix the price it pays for zinc and other principal components in the manufacturing process, over the life of the swap. Swaps or other financial instruments that are speculative are not permitted by Duracell's internal policies. Costs of products sold reflects the commodity cost including the effects of the commodity swaps. As of June 30, 1996 $38 million of commodity swaps were outstanding, maturing through June 1998. Under such contracts Duracell pays the counterparty at a fixed rate, and receives from the counterparty a floating rate per pound of material; only the net differential is actually paid or received. The amounts paid or received are calculated based on the notional amounts under the contracts. The use of such commodity swaps effectively protects Duracell against an increase in the price of the commodity, to the extent of the notional amount under the contract. This also effectively prevents Duracell from benefiting in the event of a decrease in the price of the commodity, to the extent of the notional amount under the contract. Duracell is exposed to credit-related losses in the event of nonperformance by the counterparty to these swaps, although no such losses are expected as the counterparties are commercial banks having an investment grade credit rating.
       See Note 10 to the Consolidated Financial Statements for more detail regarding Duracell's use of derivatives.


    FORWARD-LOOKING AND CAUTIONARY STATEMENTS

    Duracell and its officers from time to time make written or oral forward-looking statements, including statements contained in Duracell's filings with the Securities and Exchange Commission and in reports to stockholders. Investors should be aware of factors that could cause Duracell's actual results to differ materially from those projected in forward-looking statements made by or on behalf of Duracell.

       Such factors include economic conditions and consumer spending habits in countries where Duracell does significant business; advertising, pricing or product development activities by competitors; governmental actions (both foreign and domestic) affecting monetary, fiscal and legal policies; delays or unanticipated inefficiencies as new plants begin production; and the degree of acceptance by both original equipment manufacturers and consumers of Duracell's new rechargeable nickel metal hydride and lithium ion batteries.


                                   [GRAPHS]

                             YEAR END STOCK PRICE
                                    (in $)

                     1992    1993    1994    1995    1996
                    27.63   31.00   39.00   43.25   43.13

    CONSOLIDATED INCOME STATEMENT

    For the Years Ended June 30, 1996, 1995 and 1994
    (in millions, except per share amounts)                              1996         1995        1994

        REVENUE                                                        $2,289.6     $2,079.0    $1,871.3
        Cost of products sold                                             841.6        727.3       647.6
        GROSS PROFIT                                                    1,448.0      1,351.7     1,223.7
        Selling, general and administrative expense                     1,003.0        942.0       867.5
        OPERATING INCOME                                                  445.0        409.7       356.2
        Interest expense                                                   24.5         27.0        29.6
        Other income (expense)                                            (20.2)         5.4        (6.4)
        Income before income taxes                                        400.3        388.1       320.2
        Provision for income taxes                                        155.6        152.3       120.0
        NET INCOME                                                     $  244.7     $  235.8    $  200.2

        EARNINGS PER SHARE                                             $   2.02     $   1.95    $   1.68
        Weighted average shares and share equivalents outstanding         121.2        120.7       119.2

        See notes to consolidated financial statements.

    CONSOLIDATED BALANCE SHEET


    June 30, 1996 and 1995
    (dollar amounts in millions, except per share amounts)            1996            1995
    ASSETS
    Current assets:
       Cash and cash equivalents                                  $   43.6        $   35.0
       Accounts receivable, less allowance of $22.6 and $19.1        473.3           390.0
       Inventories                                                   318.4           284.4
       Deferred income taxes                                          31.4            41.1
       Prepaid and other current assets                               59.3            61.3

    TOTAL CURRENT ASSETS                                             926.0           811.8
    Property, plant and equipment, net                               492.1           378.3
    Intangibles, net                                               1,271.7         1,208.9
    Other assets                                                      38.7            20.8

    TOTAL ASSETS                                                  $2,728.5        $2,419.8

    LIABILITIES AND EQUITY
    Current liabilities:
           Accounts payable                                       $  136.8        $  117.8
           Short-term borrowings                                      54.0            59.0
           Accrued liabilities                                       195.4           195.6

    TOTAL CURRENT LIABILITIES                                        386.2           372.4
    Long-term debt                                                   521.1           364.5
    Postretirement benefits other than pensions                      103.3            98.4
    Deferred income taxes                                            260.8           269.1
    Other non-current liabilities                                     53.9            52.0

    TOTAL LIABILITIES                                              1,325.3         1,156.4

    Commitments and contingencies
    Equity:
       Preferred stock -- 100 million shares authorized
          and unissued; par value per share $.01; none
          outstanding                                                   --              --
       Common stock -- 150 million shares authorized;
          120.4 million and 118.7 million shares issued
          and 119.4 and 117.7 million outstanding; par
          value per share $.01                                         1.2             1.2
       Capital surplus                                             1,147.6         1,094.6
       Retained earnings                                             335.7           221.7
       Accumulated translation adjustment                            (40.1)          (12.9)
       Treasury stock                                                (41.2)          (41.2)

    TOTAL EQUITY                                                   1,403.2         1,263.4

    TOTAL LIABILITIES AND EQUITY                                $  2,728.5      $  2,419.8

    See notes to consolidated financial statements.

    STATEMENT OF CONSOLIDATED CASH FLOWS

    For the Years Ended June 30, 1996, 1995 and 1994
    (in millions)                                                                          1996       1995       1994
    OPERATING ACTIVITIES:
    Net income                                                                            $ 244.7    $ 235.8    $ 200.2
    Adjustments to reconcile net income to net cash provided by operating activities:
       Amortization of intangibles                                                           47.7       46.3       43.1
       Depreciation                                                                          49.4       45.8       40.2
       Provision for deferred taxes                                                          30.6       44.6       71.8
       Other noncash items                                                                   25.9       (2.6)       1.8
       Changes in assets and liabilities:
          Accounts receivable                                                               (81.9)     (79.0)     (53.8)
          Inventories                                                                       (27.6)     (55.4)     (35.3)
          Other assets                                                                      (14.0)      (9.0)     (16.0)
          Accrued interest and taxes                                                         (7.9)       3.2       (7.2)
          Other liabilities                                                                  (0.3)      (5.2)        --

    CASH PROVIDED BY OPERATING ACTIVITIES                                                   266.6      224.5      244.8

    INVESTING ACTIVITIES:
    Purchase of property, plant and equipment                                              (172.1)    (108.1)     (69.0)
    Acquisition of new business                                                            (139.0)        --         --
    Proceeds from sale of assets and other                                                  (10.9)      (7.5)       1.9

    CASH USED BY INVESTING ACTIVITIES                                                      (322.0)    (115.6)     (67.1)

    FINANCING ACTIVITIES:
    Issuance of common stock                                                                 38.6       16.1       15.9
    Dividends paid                                                                         (130.7)    (112.8)     (88.6)
    Purchases of treasury stock                                                                --      (41.2)        --
    Repayment of revolving credit borrowings, net                                           (54.8)     (96.7)    (176.7)
    Issuance of commercial paper, net                                                       208.6      103.8       56.2
    Net changes in other borrowings and other                                                 8.2       17.7       25.0

    CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                             69.9     (113.1)    (168.2)

    EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                  (5.9)       3.1        0.7

    INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                          8.6       (1.1)      10.2

    CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                             35.0       36.1       25.9

    CASH AND CASH EQUIVALENTS, END OF YEAR                                                $  43.6    $  35.0    $  36.1

    CASH PAID DURING THE YEAR FOR:
    Interest                                                                              $  31.8    $  30.6    $  30.6
    Taxes                                                                                 $ 132.9    $ 104.6    $  54.9

    See notes to consolidated financial statements.

    STATEMENT OF CONSOLIDATED EQUITY

    For the Years Ended June 30, 1996, 1995 and 1994
    (in millions, except per share amounts)

                                                                                      RETAINED
                                                                                      EARNINGS    ACCUMULATED
                                                         COMMON  COMMON   CAPITAL   (ACCUMULATED  TRANSLATION  TREASURY    TOTAL
                                                         SHARES   STOCK   SURPLUS     DEFICIT)    ADJUSTMENT    STOCK      EQUITY

    BALANCE AT JUNE 30, 1993                             114.9    $1.2    $1,015.0    $ (12.9)      $(21.5)              $  981.8
    Net income                                                                          200.2                               200.2
    Translation adjustment                                                                             5.4                    5.4
    Exercise of stock options                              2.5                15.9                                           15.9
    Dividends paid ($.76 per share)                                                     (88.6)                              (88.6)
    Tax benefit related to stock options                                      38.8                                           38.8

    BALANCE AT JUNE 30, 1994                             117.4     1.2     1,069.7       98.7        (16.1)               1,153.5
    Net income                                                                          235.8                               235.8
    Translation adjustment                                                                             3.2                    3.2
    Exercise of stock options                              1.3                16.1                                           16.1
    Dividends paid ($.96 per share)                                                    (112.8)                             (112.8)
    Treasury shares repurchased                           (1.0)                                                 (41.2)      (41.2)
    Tax benefit related to stock options                                       8.8                                            8.8

    BALANCE AT JUNE 30, 1995                             117.7     1.2     1,094.6      221.7        (12.9)     (41.2)    1,263.4
    Net Income                                                                          244.7                               244.7
    Translation adjustment                                                                           (27.2)                 (27.2)
    Exercise of stock options                              1.7                38.6                                           38.6
    Dividends paid ($1.10 per share)                                                   (130.7)                             (130.7)
    Tax benefit related to stock options                                      14.4                                           14.4

    BALANCE AT JUNE 30, 1996                             119.4    $1.2    $1,147.6    $ 335.7       $(40.1)    $(41.2)   $1,403.2

    See notes to consolidated financial statements

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

    2. JOINT VENTURE

    In August 1992, the Company, Toshiba Battery Co., Ltd. and Varta Batterie A.G. (the "Alliance members") signed a Technical Cooperation Agreement whereunder they agreed to engage in joint research and development of superior performing, cadmium-free nickel metal hydride rechargeable cells. These cells are used in powering high-power devices with rapidly growing markets, such as laptop computers, cellular phones and other consumer electronic devices. Nickel metal hydride batteries last longer on a single charge than conventional nickel cadmium rechargeable batteries and are environmentally safer. The Agreement has a five year term. Each of the Alliance members has the right to use any technological developments emanating from their joint efforts, as well as the right to license the other members' preexisting nickel metal hydride technology on commercially reasonable terms. The Alliance members remain in active technical collaboration.

       In October 1994, affiliated companies of the Alliance members formed a joint venture for the purpose of manufacturing nickel metal hydride cells in the United States. The Company's and Toshiba's affiliates each hold a forty percent interest in the joint venture and Varta's affiliate has a twenty percent stake. Construction of the joint venture's manufacturing facility in Mebane, North Carolina is complete, and production will begin in fiscal 1997. The cells made by the joint venture will be sold to the Alliance members and will supplement the parties' cell needs now being satisfied by production at Toshiba's existing nickel metal hydride plant in Japan. The duration of the joint venture is indefinite and the Company's initial capital contribution is expected to be $20, which is being paid into the joint venture over several years.

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

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

    Cash and Cash Equivalents

    Cash and cash equivalents for the purpose of reporting cash flows include cash on deposit and amounts due from banks maturing within 90 days of purchase.

    Inventories

    Inventories are valued at the lower of cost or market using the first-in, first-out method.

    Property, Plant and Equipment

    Depreciation is determined on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives are principally 10 to 40 years for buildings and improvements and 5 to 15 years for machinery and equipment. Interest costs aggregating $8.0, $4.8 and $2.1 during the fiscal years ended June 30, 1996, 1995 and 1994, respectively, for the purchase and construction of long-term assets were capitalized and are being amortized over the related assets' estimated useful lives. Incremental start-up costs directly associated with major new facilities which are incurred prior to such facilities becoming operational are deferred and amortized on a straight-line basis over a relatively short period after production commences. Costs deferred as of June 30, 1996 were immaterial.

    Intangibles

    Patents are amortized on a straight-line basis over periods ranging up to 10 years and computer software is amortized over 3 to 5 years. All other intangibles are amortized on a straight-line basis over 40 years. The Company periodically evaluates the recoverability of goodwill and other intangible assets by assessing whether the unamortized intangible asset can be recovered over its remaining life through expected future undiscounted operating cash flows. Any impairment loss required would be determined by comparing the carrying value of the asset to its current market value, or a discounted cash flow calculation if no market value were readily available.

    Income Taxes

    Income tax expense is based on reported results of operations before income taxes. Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax balances are adjusted to reflect tax rates, based on current tax laws, that will be in effect in the years in which the temporary differences are expected to reverse.

    Translation of Foreign Currencies

    Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected in the accumulated translation adjustment section of the consolidated balance sheet. Foreign currency gains and losses resulting from transactions, except for intercompany loans of a long-term investment nature, and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations.

    Derivative Financial Instruments

    The Company does not speculate in derivatives. The Company uses three principal types of derivatives: foreign exchange contracts (which reduce the Company's cash flow exposures to changes in currency exchange rates); commodity swap contracts (which effectively fix the commodity price to the Company); and interest rate swaps (which effectively convert a portion of the Company's variable rate obligations to a fixed rate). The fair value of forward contracts which hedge firm third party commitments is deferred and recognized as part of the related foreign currency transactions as they occur. Forward contracts related to anticipated intercompany purchases and sales are marked to market through other income (expense). Commodity swap contracts are accounted for on a settlement basis, with the net amounts paid or received under such contracts included in the cost of the commodity acquired. Interest rate swaps are also accounted for on a settlement basis, with net interest paid or received on the swaps included in interest expense. See Note 10 for more information regarding the Company's derivative financial instruments.

    Earnings Per Share

    Per share amounts are calculated by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period.

    Stock Options

    The Financial Accounting Standards Board has issued FAS No. 123, "Accounting for Stock-Based Compensation," which will be adopted by the Company as required for fiscal 1997. As permitted by FAS No. 123, the Company will continue to apply its current accounting policy under Accounting Principles Board Opinion No. 25 and will include the additional disclosures required by FAS No. 123.

    4. ACQUISITIONS

    On April 15, 1996 the Company purchased Eveready South Africa ("ERSA"), the leading manufacturer and distributor of consumer batteries in South Africa, for approximately $139. ERSA is not affiliated with U.S.-based Eveready Battery Company. The acquisition did not materially impact the Company's fiscal 1996 results and is not expected to have a material impact on future results.

       The assets acquired and liabilities assumed are included in the Company's consolidated financial statements based upon a preliminary allocation of the purchase price. In conjunction with the acquisition, liabilities were assumed as follows:

    Fair value of assets acquired                                        $  167
    Cash paid                                                              (139)

    Liabilities assumed                                                  $   28

    In May, 1996 the Company announced the intended acquisition of STC Corporation's SUNPOWER trademark and consumer battery sales and distribution operations in South Korea, for approximately $115 million. SUNPOWER is a major battery brand in South Korea. Completion of the transaction requires certain government approvals, which are still pending.

    5. INVENTORIES

    The cost of inventories by stage of manufacture was:

                                                       1996              1995

    Finished goods                                    $174.2            $171.3
    Work in process                                     87.3              75.4
    Raw materials and supplies                          56.9              37.7

                                                      $318.4            $284.4

    6. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consisted of:

                                                      1996              1995

    Land                                            $  21.9           $  13.8
    Buildings and improvements                        109.8             107.8
    Machinery and equipment                           483.8             410.2
    Construction in progress                          155.9              95.2

                                                      771.4             627.0
    Less accumulated depreciation                    (279.3)           (248.7)

                                                    $ 492.1           $ 378.3

    7. INTANGIBLES

    The following summarizes intangible assets, net of accumulated amortization of $374.3 and $328.5 at June 30, 1996 and 1995, respectively:

                                                      1996              1995

    Goodwill                                        $  590.7          $  499.2
    Trademarks and tradenames                          406.6             417.4
    Patents and computer software                       40.9              50.4
    Other                                              233.5             241.9

                                                    $1,271.7          $1,208.9

    8. ACCRUED LIABILITIES

    Accrued liabilities were as follows:

                                                       1996              1995

    Compensation                                      $ 49.9            $ 52.9
    Advertising and promotion                           49.4              44.8
    Income taxes                                        11.0              25.9
    Other                                               85.1              72.0

                                                      $195.4            $195.6

    9. DEBT

    The following summarizes the debt structure of the Company:

                                                        1996             1995

    Short-term borrowings                              $ 54.0           $ 59.0

    Long-term debt:
       Commercial paper                                 433.8            225.2
       Foreign revolving credit loans                    66.5            126.9
       Other                                             20.8             12.4
       Total long-term debt                             521.1            364.5

                                                       $575.1           $423.5

    Short-term borrowings

    The weighted average interest rate for all short-term borrowings was 6.1% and 5.1% at June 30, 1996 and 1995, respectively.

    Long-term debt

    At June 30, 1996, the Company had long-term bank credit facilities totaling $818 which expire on December 30, 1997 and 1999. Availability under these credit agreements at June 30, 1996 was $339. In addition, the Company has other international credit arrangements with banks totaling $436 of which $382 was available at June 30, 1996. Several of the Company's subsidiaries have the ability to borrow from a long-term bank credit facility and the other international credit arrangements.

       Absent the effects of interest rate swap agreements, the effective interest rates at June 30, 1996 were 5.6% on commercial paper and 4.7% on foreign revolving credit loans, respectively. Incorporating the effects of the interest rate swap agreements discussed in Note 10, the effective interest rate on $434 of domestic borrowings was 6.2%.

       Under its long-term bank credit facilities, the Company is required to repay $27 and $434 in 1997 and 1999, respectively. Commercial paper and revolving credit loans are classified as noncurrent as the Company has the intent and ability to refinance these borrowings on a long-term basis.

       The credit facilities require, under some conditions, that a portion of the net proceeds from the sale of assets be applied to reduce commitments or repay advances under the credit facilities. These facilities also contain financial and other restrictive covenants, including limitations on indebtedness and liens.

    10. FINANCIAL INSTRUMENTS

    The Company uses derivative financial instruments to reduce its exposures to changes in interest rates, commodity prices and foreign exchange rates. The Company does not hold or issue financial instruments for trading or speculative purposes. The notional amounts of derivatives summarized in this Note do not necessarily represent amounts actually exchanged by the parties. The gains and losses arising from these derivatives are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate to interest rates, commodity prices and exchange rates. While these instruments are subject to the risk of loss from changes in exchange and interest rates, and commodity prices, those losses would generally be offset by gains on the related exposures.

       Approximately 34% of the Company's financial instruments are with a single financial institution. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail as substantially all counterparties have investment grade credit ratings.

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

       It is the Company's policy to reduce foreign currency cash flow exposure due to exchange rate fluctuations by hedging anticipated and firmly committed foreign currency transactions wherever economically feasible (within risk limits established in the Company's policy). The Company does not hedge foreign currency translation or foreign currency net assets or liabilities unless such net amounts are expected to be remitted in the form of dividends or payment of intercompany loans.

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

       In accordance with current accounting standards, the Company defers unrealized gains and losses arising from contracts that hedge existing and identified foreign currency firm third party commitments until the related transaction occurs. Gains and losses arising from contracts that hedge existing transactions (e.g. debt denominated in a foreign currency) are recorded currently in income, and offset gains or losses arising from the transactions being hedged. Unrealized gains and losses arising from contracts that hedge anticipated intercompany transactions are recorded currently in income. These unrealized gains and losses will fluctuate from quarter to quarter and represent timing issues only, with no economic benefit or cost to the Company until realized. Upon realization, the gains or losses arising on the forward contracts are offset by gains or losses on the related hedged transactions.

       As of June 30, 1996, forward exchange contracts outstanding totaled $591 and generally mature within one year. The fair value of forward contracts at June 30, 1996 was unfavorable $12.4 (contracts with unfavorable values totaling $18.0, partially offset by contracts with favorable values totaling $5.6) based on dealer quotes. Of this fair value, $(11.6) arose from forward contracts related to anticipated intercompany transactions, and is reflected in other income. The remaining fair value of $(.8) arose from forward contracts which hedge existing and identified future foreign currency firm third party commitments and has been deferred, and will be included in the value of the related foreign currency transactions as they occur.

       The following table summarizes by major currency the contractual amounts of the Company's forward exchange contracts in U.S. dollars. Foreign currency amounts are translated at year-end rates. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase currencies, and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell currencies.

                                  June 30, 1996              June 30, 1995
                                 Buy          Sell          Buy         Sell

    U.S. Dollar                $250.7        $ 47.1        $107.0      $ 19.1
    Belgian Franc               249.6          60.5         206.4        65.2
    Swedish Krona                18.0          30.4          13.9        21.0
    Spanish Peseta                6.2          17.1          13.0        14.0
    German Mark                  19.2          30.4          10.7        28.3
    Japanese Yen                 31.2                        18.2
    British Pound                 5.6         130.3           4.0        38.5
    Italian Lira                               68.1                      63.6
    Canadian Dollar               0.6          35.2                      30.1
    Mexican Peso                               50.6                      35.2
    French Franc                               47.5                      28.7
    Australian Dollar             5.8          18.7                       8.5
    South African Rand                         10.7
    Austrian Schilling                         11.6                      10.7
    Dutch Guilder                 2.9          10.0          10.0        10.4
    Other                         1.5          44.9           5.1        19.3

                               $591.3        $613.1        $388.3      $392.6

    Interest Rate Swaps

    The Company utilizes interest rate swaps to reduce the impact on interest expense of fluctuating rates on variable rate debt. Swaps or other financial instruments that are speculative are not permitted by the Company's internal policies. As of June 30, 1996, $150 notional amount of interest rate swaps were outstanding, effectively fixing that amount (26% of total debt) of variable rate U.S. dollar debt to an average 7.44% fixed rate U.S. dollar debt. As of June 30, 1995, $150 notional amount of interest rate swaps were outstanding, with a weighted average interest rate of 7.44%. No funds under the swap contracts were actually borrowed or are to be repaid. Under interest rate swaps, the Company agrees with the other parties to exchange, at specified intervals, the difference between the fixed-rate and floating-rate interest amounts calculated by reference to the agreed notional principal amount. The Company is the payor at a fixed rate (7.44% as of June 30, 1996) and receives a variable rate which is the flat rate for commercial paper as published by the Federal Reserve (5.5% as of June 30, 1996). Amounts due to or from the counterparties to interest rate swaps are reflected in interest expense in the periods in which they accrue. Interest expense reflects the effective interest rate which is fixed through the interest rate swaps. The fair value of interest rate swaps as of June 30, 1996 and 1995 was unfavorable $4.7 and $6.8, based on dealer quotes. These swaps mature on various dates beginning November 1998 and ending May 1999. As of June 30, 1996 and 1995 the Company had an additional $50 notional amount interest rate swap related to an operating lease. Under the terms of the lease, the Company's rental expense fluctuates with interest rates. The interest rate swap effectively fixes a portion of this variable rental expense, through fiscal 1998. The fair value of this interest rate swap as of June 30, 1996 was not significant.

    Commodity Swaps

    The Company is exposed to risk from fluctuating prices for commodities used in the manufacture of batteries. Some of this risk is hedged through commodity swaps executed over the counter with commercial banks. The Company utilizes commodity swaps to effectively fix the price the Company will pay for zinc and other principal components in the manufacturing process, over the life of the swap. Swaps or other financial instruments that are speculative are not permitted by the Company's internal policies. Costs of products sold reflects the commodity cost including the effects of the commodity swaps. As of June 30, 1996 and 1995 $37.8 and $26.6, respectively, of commodity swaps were outstanding, maturing through June 30, 1998. The maturity of the contracts highly correlates to the actual purchases of the commodity. Under such contracts the Company pays the counterparty at a fixed rate, and receives from the counterparty a floating rate per pound of material; only the net differential is actually paid or received. The amounts paid or received are calculated based on the notional amounts under the contracts. The use of such commodity swaps effectively protects the Company against an increase in the price of the commodity, to the extent of the notional amount under the contract. This also effectively prevents the Company from benefiting in the event of a decrease in the price of the commodity, to the extent of the notional amount under the contract. The fair value of commodity swaps as of June 30, 1996 and 1995 was unfavorable $4.1 and $0.5, respectively, based on dealer quotes. This fair value has not been recorded by the Company as of June 30, 1996, and will be reflected in the cost of the commodity when it is actually purchased.

       With respect to trade receivables, concentration of credit risk is limited, due to the diverse geographic areas covered by the Company's operations. A significant portion of the Company's North American business is comprised of major mass merchandisers and warehouse clubs. The Company performs ongoing credit evaluations of the financial strength of its customers, and believes that its credit risk for trade receivables is limited. Any probable bad debt loss has been provided for in the allowance for doubtful accounts.

       The carrying amounts for cash, receivables, accounts payable, accrued liabilities and short-term borrowings approximate fair value because of the short maturity of these instruments. The fair value of long-term debt is estimated based on current rates offered to the Company for debt of like maturities, and approximates its carrying value.

11. CAPITAL STOCK AND STOCK OPTIONS

    The Company maintains two stock option plans. The Duracell Shares Plan provides options to all employees to purchase up to 8,000,000 shares of common stock. Options become exercisable either (i) upon the attainment of specified appreciation in the market value of the Company's common stock or
    (ii) one-half of the then unvested options during fiscal 1998 and the balance during fiscal 1999. At June 30, 1996 exercise prices ranged from $30.50 to $52.63 per share. The options expire seven years from the date of grant or earlier in certain circumstances. The Stock Option Plan for Key Employees (adopted in 1988) provides options to key employees to purchase up to 10,000,000 shares. Substantially all of the outstanding options under the latter plan are fully exercisable. At June 30, 1996, exercise prices range from $5.00 to $52.63 per share. The options expire 10 years from the date of grant or earlier in certain circumstances.

       Information regarding the Company's two option plans is summarized below (options in thousands):

                                            Stock Options          Price Per Share

    Outstanding at June 30, 1993               12,064               $ 5.00-35.63
    Granted                                       601                30.50-40.31
    Exercised                                  (2,463)                5.00-39.06
    Canceled                                     (690)                5.00-39.06

    Outstanding at June 30, 1994                9,512               $ 5.00-40.31
    Granted                                       714                30.50-45.63
    Exercised                                  (1,329)                5.00-39.13
    Canceled                                     (511)                8.50-45.63

    Outstanding at June 30, 1995                8,386               $ 5.00-45.63
    Granted                                       344                30.50-52.63
    Exercised                                  (1,638)                5.00-45.63
    Canceled                                     (295)               30.50-52.63

    Outstanding at June 30, 1996                6,797               $ 5.00-52.63

    Exercisable at June 30, 1996                3,215               $ 5.00-52.63

    At June 30, 1996, limited partnerships in which Kohlberg Kravis Roberts & Co., L.P. is the general partner owned an aggregate of 41,100,000 shares of the Company's common stock.

    12. INCOME TAXES

    The provision for income taxes consisted of:

                                       1996            1995             1994
    Current:
       U.S. federal                   $ 64.1          $ 45.9           $  2.9
       State                             8.5             8.4               .8
       Foreign                          52.4            53.4             44.5

                                       125.0           107.7             48.2

    Deferred:
       U.S. federal                     12.7            33.8             72.4
       State                            14.9            12.1              7.1
       Foreign                           3.0            (1.3)            (7.7)

                                        30.6            44.6             71.8

                                      $155.6          $152.3           $120.0

    The domestic and foreign components of income before income taxes were as follows:

                                     1996              1995              1994

    Domestic                        $290.7            $262.4            $224.6
    Foreign                          109.6             125.7              95.6

                                    $400.3            $388.1            $320.2

    Deferred tax assets and liabilities arise from the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and resulted from:

                                                          1996            1995

    Deferred tax assets:
       Operating loss and credit carryforwards           $ 53.2          $ 73.2
       Postretirement benefit obligation                   42.1            40.0
       Other                                               56.7            46.2

                                                          152.0           159.4
    Deferred tax liabilities:
       Intangibles                                        239.2           265.9
       Property, plant and equipment                       51.2            48.3
       Other                                               72.8            60.0

                                                          363.2           374.2

    Valuation allowance                                   (20.0)          (23.6)

                                                         $231.2          $238.4

    The change in the valuation allowance for deferred tax assets resulted from management's evaluation of the utilization of state and certain foreign operating loss carryforwards.

       The Company did not recognize deferred tax benefits for losses incurred in certain countries. It provides for deferred federal, state and foreign income taxes primarily for temporary differences, which result from recording certain transactions in different years for income tax purposes than for financial reporting purposes.

       The reconciliation between the actual provision for income taxes and the provision for income taxes at the U.S. federal statutory rate of 35% is as follows:

                                                                            1996         1995         1994
    Income before income taxes                                             $400.3       $388.1       $320.2

    Income tax expense at U.S. federal statutory rate                       140.1        135.8        112.1
    Tax benefit not currently utilizable                                      5.3          5.7          4.0
    Utilization of net operating loss carryforwards                          (6.1)        (6.4)        (5.6)
    Goodwill amortization                                                     4.7          4.9          3.8
    Changes in tax laws                                                        .4           .4          (.7)
    Foreign earnings taxed at different rates                                 7.5          8.2          6.7
    State, local, and withholding tax net of federal income tax benefit       9.9         11.0          4.5
    Other                                                                    (6.2)        (7.3)        (4.8)

                                                                           $155.6       $152.3       $120.0

    Upon adoption of FAS No. 109 in 1994, $22.4 of previously unrecorded tax benefits arising from stock option exercises were recognized in capital surplus.

       During 1995 the Company formally resolved all issues arising from the U.S. Internal Revenue Service's (the "IRS") audit of the Company's income tax returns for the years ended June 30, 1988, 1989 and 1990. The settlement was made pursuant to the IRS's Intangibles Settlement Initiative, a program designed by the IRS to allow an early settlement of a large number of pending cases involving acquisitions that included significant intangible assets. The settlement reduced the U.S. net operating loss carryforward for tax purposes at June 30, 1994 from $350 to approximately $130, impacting cash flows principally over three years. Because the settlement relates to deductions claimed in connection with assets acquired by the Company in June 1988, the additional tax resulting from the settlement has been recorded as an increase to both deferred tax liabilities and goodwill of $105 on the June 30, 1994 balance sheet.

       No provision was made in 1996 for U.S. income taxes on the undistributed earnings of the foreign subsidiaries as it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time or repatriate such earnings only when tax effective to do so. At June 30, 1996 undistributed earnings of the foreign subsidiaries amounted to $227. It is not practicable to determine the amount of income or withholding tax that would be payable upon the remittance of those earnings.

       At June 30, 1996, the Company had U.S. foreign tax credit carryforwards of $27, which expire in 1997-2001. Foreign net operating loss carryforwards which expire beginning in 1997 are $61.

    13. PENSION AND OTHER POSTRETIREMENT BENEFITS

    Retirement Health Care and Life Insurance Plan

    The Company provides certain postretirement health care and life insurance benefits for qualifying retired employees in the United States. Substantially all of these employees may become eligible for coverage. Most retirees outside the United States are covered by government-sponsored and administered programs.

       The net postretirement benefits expense for the fiscal years ended June 30, 1996, 1995 and 1994 include the following components:

                                                         1996         1995         1994
    Benefits earned during the year                     $ 3.3        $ 3.1        $ 3.8
    Interest cost on the unfunded benefit obligation      4.6          3.9          4.6
    Other                                                (3.0)        (3.4)        (2.3)

                                                        $ 4.9        $ 3.6        $ 6.1

    Postretirement benefits are paid by the Company as incurred. The following table summarizes the actuarially determined status of these benefits at June 30, 1996 and 1995:

                                                               1996         1995

    Accumulated postretirement benefit obligation:
       Retirees                                               $ 11.5       $ 8.6
       Fully eligible active participants                       10.1         8.8
       Other active participants                                41.8        38.2

                                                                63.4        55.6
    Unrecognized prior service gain                              6.8         8.9
    Unrecognized net gain                                       33.0        34.3

    Accrued postretirement benefit costs                      $103.2       $98.8

    This obligation was determined by application of the terms of the postretirement health care and life insurance plan together with relevant actuarial assumptions. The assumptions used were as follows:

                                                              1996         1995

    Discount rate                                              8.3%         8.0%
    Initial health care cost trend rate                        9.4%        10.0%
    Ultimate health care cost trend rate                       5.4%         5.4%
    Year in which ultimate trend rate achieved                2002         2002

    An increase in the assumed health care trend rates of 1% in each year would increase the aggregate of service and interest cost for 1996 by $1.9 and would increase the June 30, 1996 accumulated postretirement benefit obligation by $12.5.

       During 1994, the Company made certain changes to its postretirement health care and life insurance benefits that became effective January 1, 1995. These changes include, among others, contributions on the part of retirees as well as sharing costs of medical inflation above defined parameters, and reduced the Company's 1994 expense by $2.9.

    Retirement Income Plans

    Most U.S. employees of the Company are covered under a noncontributory defined benefit pension plan (the "Cash Balance Plan"). Certain employees in other countries are covered under contributory and noncontributory defined benefit pension plans. The Cash Balance Plan provides benefits that are generally based on years of credited service with the Company and a percentage of the employees' eligible compensation. The Company's funding policy for the Cash Balance Plan is to contribute annually the amount necessary to satisfy the funding standards under the Employee Retirement Income Security Act of 1974.

       The net pension expense for the fiscal years ended June 30, 1996, 1995 and 1994 includes the following components:

                                                                  Domestic                    International
                                                          1996      1995      1994      1996      1995      1994
    Benefits earned during the year                      $ 9.3     $ 8.6     $ 7.8     $ 2.3     $ 2.4     $ 2.3
    Interest cost on projected benefit obligation          3.4       2.6       2.0       3.2       3.2       2.8
    Actual return on plan assets                          (8.0)     (5.7)      (.6)     (7.8)     (1.5)     (5.4)
    Other                                                  3.8       2.2      (2.1)      4.5      (1.3)      3.1

                                                         $ 8.5     $ 7.7     $ 7.1     $ 2.2     $ 2.8     $ 2.8


    The following table summarizes amounts included in the Company's consolidated balance sheets and the funded status of the Company's domestic and international pension plans at June 30, 1996 and 1995:

                                                                                                    International
                                                                                             1996                   1995
                                                                                      Assets     Accum.      Assets      Accum.
                                                                                      exceed    benefits     exceed     benefits
                                                                   Domestic           accum.     exceed      accum.      exceed
                                                                1996       1995      benefits    assets     benefits     assets
        Actuarial present value of benefit obligations:
           Vested benefit obligation                           $51.1      $39.3       $27.0       $ 6.2      $23.4       $ 6.5

           Accumulated benefit obligation                      $57.4      $45.6       $27.0       $ 9.4      $23.4       $10.2

           Projected benefit obligation                        $57.4      $45.6       $36.7       $ 9.7      $32.5       $10.5
        Plan assets at fair value                               56.0       40.7        44.2          --       37.1          --

        Projected benefit obligation in excess of
          (less than) fair value of plan assets                  1.4        4.9        (7.5)        9.7       (4.6)       10.5
        Unrecognized prior service cost                          3.0        3.5        (2.5)         --         .2          --
        Unrecognized net gain (loss)                             1.5       (1.4)       11.0         1.9        6.8         2.1

        Accrued pension cost                                   $ 5.9      $ 7.0       $ 1.0       $11.6      $ 2.4       $12.6

    The assumptions used in determining pension costs and funded status information shown above were:

                                                                     Domestic               International
                                                                1996        1995         1996            1995
    Weighted average of increase in compensation levels          6.5%        6.5%      4.0-6.0%        4.0-6.5%
    Discount rate                                                8.0%        7.5%      7.0-9.0%        7.0-9.0%
    Expected long-term rate of return on plan assets             9.0%        9.0%      7.0-9.3%        7.0-9.5%

    Plan assets consist primarily of marketable securities and fixed interest bonds.

       The Company sponsors a defined contribution 401(k) thrift plan for U.S.-based employees. The Company matches 50% of employee contributions up to 3% of eligible compensation subject to certain limitations. Total Company contributions to the plan were $4.1, $3.6 and $3.2 for fiscal years ended June 30, 1996, 1995 and 1994, respectively.

14. GEOGRAPHIC AREAS OF OPERATIONS

    The Company operates manufacturing facilities and distribution and sales offices worldwide. Manufacturing is conducted in the United States, Canada, Mexico, South Africa, the United Kingdom, and Belgium. Manufacturing facilities are currently under construction in China and India.

       Information concerning geographic areas is as follows:

                                           1996           1995           1994
    SALES:
    North America(1)                     $1,249.6       $1,119.2       $1,008.8
    Europe                                  632.2          614.2          575.9
    Other International Markets             407.8          345.6          286.6

                                         $2,289.6       $2,079.0       $1,871.3

    OPERATING INCOME:
    North America                        $  356.2       $  327.2       $  279.1
    Europe                                  131.9          127.4          119.6
    Other International Markets              59.1           51.9           42.2

                                            547.2          506.5          440.9
    Corporate/Research & Development       (102.2)         (96.8)         (84.7)

                                         $  445.0       $  409.7       $  356.2

    IDENTIFIABLE ASSETS: (2)
    North America                        $1,037.6       $  917.6
    Europe                                  661.5          664.1
    Other International Markets             486.1          241.8

                                          2,185.2        1,823.5
    Corporate/Research & Development        543.3          596.3

                                         $2,728.5       $2,419.8

    (1) Does not include sales to affiliated companies of $185.3, $142.7 and $99.9 for the fiscal years ended June 30, 1996, 1995 and 1994, respectively.
    (2) Included in the Company's consolidated balance sheet as of June 30, 1996 are the net assets of manufacturing facilities in Belgium, Canada, China, India, Mexico, South Africa and the United Kingdom, which total approximately $201.

    North America includes the United States and Canada. Other International Markets include Mexico, Brazil, China, South Africa, Australia, India and Japan, as well as other countries within South America, Latin America, the Pacific Rim, the Middle East and Africa.

       Corporate/Research & Development expenses include worldwide headquarters' administrative costs, amortization of intangibles, research and development, and other unallocable expenses.

    15. SUPPLEMENTAL INCOME STATEMENT INFORMATION

    Following is other supplemental income statement information:

                                                                1996      1995      1994
    Advertising and promotion                                  $492.2    $464.2    $427.9
    Research and development                                     34.4      34.7      29.6
    Foreign exchange gains (losses) excluding mark-to-market     (5.4)      1.0      (6.7)

    16. COMMITMENTS AND CONTINGENCIES

    At June 30, 1996, the Company had various noncancelable operating leases for distribution centers, office buildings, transportation, computer, and other equipment. Certain leases contain escalation clauses based upon increases in the consumer price index. Capital leases as of June 30, 1996 and 1995 were not significant.

       Rental expense for all operating leases was $26.5, $23.7 and $19.0 for the fiscal years ended June 30, 1996, 1995 and 1994, respectively. Future minimum payments under noncancelable operating leases at June 30, 1996 are:

    1997                                                                   $21.6
    1998                                                                    17.1
    1999                                                                    12.7
    2000                                                                     9.4
    2001                                                                     8.9
    2002 and thereafter                                                      7.2

                                                                           $76.9

    During fiscal 1996 the Company moved into a new headquarters facility under an operating lease. Under the terms of that lease, the Company is obligated to either purchase the facility prior to 2003 for approximately $70 (the estimated fair value of the facility) or make a payment to the lessor at that time of as much as $60, depending on the facts and circumstances at the conclusion of the lease. Neither of these amounts has been included in the preceding table.

       At June 30, 1996, the Company had legally binding commitments to purchase materials aggregating $180 during 1997. The Company expects its capital expenditures to be reasonably consistent over the next several years; legally binding commitments at June 30, 1996 were not material.

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

       In September, 1994, the Company entered into an administrative order by consent with the U.S. Environmental Protection Agency ("EPA") whereunder it has submitted to the EPA a plan for a complete remedial investigation and feasibility study ("RIFS") relating to mercury and volatile organic compounds contamination at its Lexington, North Carolina manufacturing site. The investigation work under the RIFS has been completed and certain supplemental investigatory activities are presently being discussed with the EPA. Comprehensive remediation actions have taken place at the Lexington site over many years, but additional remediation work will be necessary based upon the outcome of the RIFS. During 1996, the Company has revised estimates related to remediation costs based on additional information obtained as the investigation progressed. As of June 30, 1996, the Company believes that reasonably estimable investigatory and remediation costs will be approximately $6, which is fully reserved. However, site investigation is not yet complete and the remediation plan has not been agreed to by the EPA. The Company believes that if additional remedial work is required, such additional remediation would not likely exceed an additional $10.

       Kraft, Inc. has agreed to indemnify the Company for certain environmental and workplace liabilities arising out of discontinued non-battery operations of the Company and for certain taxes arising prior to June 24, 1988--the date on which the Company acquired the assets of the battery businesses from Kraft, Inc.

    17. SUBSEQUENT EVENTS

    Restructuring

    On July 25, 1996 the Company announced that it is actively evaluating a restructuring that is expected to result in a charge of about $60 in the second half of fiscal 1997. Although specifics have not been worked out, a significant portion of the charge would be tied to restructuring the Company's European operations, where growth has been limited in recent years due to sluggish economic conditions.

    Merger

    On September 12, 1996 it was announced that the Company has signed an agreement to merge with The Gillette Company effective December 15, 1996. Under the terms of the merger agreement, each outstanding share of Duracell common stock will be exchanged for .904 shares of Gillette common stock.

    18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized below are quarterly financial data for the fiscal years ended June 30, 1996 and 1995. The results of operations for each quarter are not necessarily comparable to the results of other quarters or the full year. Worldwide battery sales are significantly greater in the first half of the Company's fiscal year than the second half due to consumers' traditionally strong purchases during the holiday season.

                                                                  1st Quarter       2nd Quarter     3rd Quarter      4th Quarter
                                                                 1996     1995     1996    1995    1996     1995    1996     1995
    Revenue                                                     $538.9   $492.1   $784.1  $730.2  $404.3   $369.2  $562.2   $487.5
    Operating income                                             103.3     95.4    201.9   191.6    39.4     33.5   100.5     89.3
    Mark-to-market, net of tax effect                             (4.5)    (0.4)     2.3     0.6    (3.5)     6.4    (4.1)    (3.5)
    Net income                                                    53.6     53.0    120.3   111.1    19.4     25.3    51.4     46.3
    Per share data:(1)
       Mark-to-market                                             (.04)      --      .02      --    (.03)     .05    (.04)    (.03)
       Net income                                                  .44      .44      .99     .92     .16      .21     .42      .38
       Cash dividends                                              .26      .22      .26     .22     .29      .26     .29      .26
    Weighted average shares and share equivalents outstanding    120.6    121.2    121.7   121.1   121.7    120.1   121.5    120.5

    (1) Quarterly per share data may not equal the annual amounts due to changes in the weighted average shares and share equivalents outstanding.

    19. SELECTED FINANCIAL DATA (UNAUDITED)

    Set forth below is selected consolidated financial data of the Company at and for each of the five fiscal years in the period ended June 30, 1996.

    Fiscal Year Ended June 30,                                      1996         1995          1994        1993          1992
    OPERATING DATA:
    Net sales                                                     $2,289.6     $2,079.0      $1,871.3    $1,742.2      $1,616.7
    Restructuring                                                       --           --            --       (65.0)           --
    Operating income                                                 445.0        409.7         356.2       241.6(1)      285.3
    Interest expense                                                  24.5         27.0          29.6        45.6          80.3
    Income before extraordinary items and accounting change          244.7        235.8         200.2       123.9(2)      166.8
    Extraordinary items, net of income tax benefit                      --           --            --          --         (39.0)
    Accounting change, net of income tax benefit                        --           --            --       (75.4)           --
    Net income                                                       244.7(4)     235.8(4)      200.2        48.5         127.8
    Per share data:
       Income before extraordinary items and accounting change        2.02         1.95          1.68        1.04(3)       1.43
       Extraordinary items                                              --           --            --          --          (.34)
       Accounting change                                                --           --            --        (.63)           --
       Net income                                                     2.02(5)      1.95(5)       1.68         .41          1.09
       Dividends                                                      1.10          .96           .76         .48            --
    Weighted average shares and share equivalents outstanding        121.2        120.7         119.2       118.8         116.9
    BALANCE SHEET DATA:
    Total assets                                                  $2,728.5     $2,419.8      $2,286.3    $1,997.6      $2,156.6
    Working capital                                                  539.8        439.4         379.0       202.5         215.8
    Total debt                                                       575.1        423.5         406.0       504.5         734.1
    Stockholders' equity                                           1,403.2      1,263.4       1,153.5       981.8       1,008.0

    (1) Operating income was $306.6 before the restructuring charge.

    (2) Income before extraordinary items and accounting change was $171.3 before the impact of restructuring costs.

    (3) Income before extraordinary items and accounting change per share was $1.44 before the impact of restructuring costs.

    (4) Income before extraordinary items and accounting change was $254.6 and $232.7 for 1996 and 1995, respectively, before the impact of marking to market forward contracts, as discussed in Note 10.

    (5) Net income per share was $2.10 and $1.93 for 1996 and 1995, respectively, before the impact of marking to market forward contracts, as discussed in Note 10.

    REPORT OF MANAGEMENT

    The Company's management is responsible for the preparation, integrity, and objectivity of the financial information presented in this Annual Report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, and include amounts that are based upon management's best estimates and judgments.

       The Company maintains a system of internal accounting control designed to provide reasonable assurance of the reliability of financial records and the proper safeguarding of assets. Such controls are based on established policies and procedures, are implemented by trained personnel, and provide for appropriate division of responsibility. The internal control system is monitored through a comprehensive internal audit program. Additionally, the Company has distributed a Code of Conduct for conducting business in a lawful and ethical manner.

       The financial statements have been audited by Deloitte & Touche LLP, independent auditors, whose appointment is ratified annually by shareholders. The independent auditors conduct a review of internal accounting controls to the extent required by generally accepted auditing standards and perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the Company's financial statements.

       The Board of Directors, through its Audit Committee composed solely of non-management directors, meets periodically with management, the internal auditors, and the independent auditors to review accounting principles, internal accounting controls, and financial reporting practices of the Company. Both the internal auditors and the independent auditors have free access to the Audit Committee with or without the presence of management.


    /s/ Charles R. Perrin

    Charles R. Perrin
    Chairman and Chief Executive Officer


    /s/ G. Wade Lewis

    G. Wade Lewis
    Senior Vice President and Chief Financial Officer


    /s/ Robert A. Burgholzer, Jr.

    Robert A. Burgholzer, Jr.
    Vice President and Controller




    INDEPENDENT AUDITORS' REPORT

    We have audited the accompanying consolidated balance sheets of Duracell International Inc. and its subsidiaries as of June 30, 1996 and 1995, and the related statements of consolidated operations, equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Duracell International Inc. and its subsidiaries at June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.


    /s/ Deloitte & Touche LLP

    Stamford, Connecticut
    August 9, 1996
    (September 12, 1996 as to the announcement of the merger described in Note
    17)


    56